Form 10-K, Exhibit 13
period 1995-12-31
COMPUTER NETWORK TECHNOLOGY CORP
filed 1996-03-26
CIK 701319

                               [LOGO OF Computer Network Technology Corporation]












                                         Computer Network Technology Corporation

                                                                            1995

                                                                   Annual Report

Computer Network Technology Corporation (CNT) develops and markets high-performance networking products for the enterprise. Designed for mid- to large-sized organizations with host-based networks, the Company's Brixton and Channelink product lines provide open systems connectivity, data center consolidation and disaster recovery, and network-based storage solutions. Together, these software and hardware products integrate traditional legacy systems with today's open system users.

CNT is headquartered in Minneapolis, Minnesota. It has product development and manufacturing operations in both Cambridge, Massachusetts and Minneapolis, Minnesota. The Company has over 400 employees, four international operating subsidiaries, and customers located in 30 countries. Its shares are traded on the Nasdaq Stock Market under the symbol CMNT.

FINANCIAL HIGHLIGHTS
(in thousands except per share data)

-------------------------------------------------------------------
For the Year                                1995      1994   Change
-------------------------------------------------------------------

Revenue                                  $78,837   $79,542       -1%
-------------------------------------------------------------------
Net income before
    special charges                        5,572*    6,604*     -16%
-------------------------------------------------------------------
Net income per share
    before special charges                   .24*      .29*     -17%
-------------------------------------------------------------------
Net income (loss)                          4,022    (4,714)      --
-------------------------------------------------------------------
Net income (loss) per share                  .17      (.21)      --
-------------------------------------------------------------------

-------------------------------------------------------------------
At Year End
-------------------------------------------------------------------
Total assets                             $79,134   $73,149       +8%
-------------------------------------------------------------------
Shareholders' equity                      60,506    53,979      +12%
-------------------------------------------------------------------
Working capital                           44,325    35,387      +25%
-------------------------------------------------------------------

                    [REVENUE, NET INCOME (LOSS) PER SHARE
               AND SHAREHOLDERS' EQUITY BAR CHARTS APPEAR HERE]

Revenue (in millions)    Net Income (Loss) Per Share     Shareholders' Equity
     '91 = $22                 '91 = $.13                     '91 = $15
     '92 = $34                 '92 = $.21                     '92 = $20
     '93 = $56                 '93 = $.26 /$.28*              '93 = $49
     '94 = $80                 '94 =($.21)/$.29*              '94 = $54
     '95 = $79                 '95 = $.17 /$.24*              '95 = $61

*Excludes charges in 1995 of $2.5 million attributable to a management reorganization; excludes charges in 1994 of $9.3 million for purchased in-process research and development in connection with the acquisition of Brixton, $2.8 million for the write-down of excess inventory, and $.5 million related to a workforce reduction; excludes a charge in 1993 of $.5 million for purchased in-process research and development and other Ultra acquisition costs.

LETTER TO SHAREHOLDERS

After eight straight years of over 40% annual growth in revenue, CNT's financial results for 1995 were disappointing. Revenue for the year was $78.8 million, compared to $79.5 million in 1994. The net income for 1995 was a profit of $4 million, or $.17 per share.

As 1995 progressed, the members of the board became increasingly concerned that revenue was significantly below management's forecasts and goals. The board acted on these concerns and initiated a review of the situation. Based on the results of this review, the board concluded that a fresh approach in leadership was needed to take CNT to the next level of growth and to increase profitability, and that this would require the appointment of a new senior management team.

In December 1995, the board of directors elected Erwin Kelen and me to the positions of Vice Chairman and Chairman. The Company's President and CEO, Mac Lewis, stepped down, and the founder of CNT, Gene Misukanis, resigned from the Company. To fill the position of President and CEO, the Company brought in Bruce Coleman, on an interim basis, and initiated a national search for a permanent President and CEO. Bruce Coleman was also elected to the board of directors.

The board's review also showed that, despite the 1995 numbers, CNT continues to be a strong and successful company. In prior years, it has delivered high growth and strong earnings, and has maintained a powerful balance sheet with positive cash flow. The basic strengths of the Company are still very much in place, and the Company's cash position and ability to successfully invest in technology and marketing are stronger than ever.

The Company's strength is based on three factors: high and growing market demand for the type of products produced by the Company; the quality of the Company's products and customer support; and the strength of the Company's customer base.

CNT's first strength is the large opportunity for market growth, as our customers and other companies develop high performance data communication systems to support their global business operations. Most of these companies are, or will be, re-engineering and integrating their large scale legacy data processing systems with their burgeoning client/server departmental systems to create complete enterprise-wide information infrastructures. Within the next few years, the expenditure on computer networks by most major companies will exceed the combined cost of all other computer hardware and software. To quote Scott McNealy of Sun Microsystems, one of our OEM partners: "The network is the computer."

CNT's second strength is that it is well positioned to take advantage of these trends in demand for high performance data communications systems by helping our customers maximize the benefits they can obtain from high-speed connectivity and enterprise-wide application access. CNT's Channelink systems allow large organizations to send high volumes of data, over great distances, at high speed, between legacy systems, data centers, peripherals, remote users, and the growing base of open system computer servers. With the acquisition of Brixton in 1994, CNT now has the capability to interconnect Unix-based client/server systems with legacy systems -- all with the same high performance and reliability that have become the hallmark of CNT. Also, our customer support is exceptional.

CNT's third strength is its customer base. One- third of all Fortune 500 companies, one half of all Fortune 100 companies, and all Fortune 10 companies depend on CNT for the high performance elements of their data networking systems. These companies use CNT products to move massive amounts of precious corporate data instantaneously, with guaranteed delivery and without stealing mainframe cycles or making high volume computing and storage systems wait.

Going forward in 1996 and beyond, the board and the Company's new management team will be focusing on a new growth and profitability program that will capitalize on these three CNT strengths, and which will be based on sound and viable corporate, product, and marketing strategies.

CNT's corporate strategy is to develop and maintain leadership in high-speed connectivity and enterprise-wide application access and interoperability, by providing products that are technologically advanced, reliable, customer-oriented, and competitively priced; and by providing the highest quality customer support in the industry. These intelligent, high performance, network-based systems allow our customers to access, store, manage, and protect valuable corporate information and intelligence on an enterprise-wide basis.

A key part of CNT's product strategy is to continually invest in new technology to upgrade our product lines. In the case of Channelink, we will introduce new high performance products that incorporate leading edge technology, which was developed from the technology CNT obtained when it acquired Ultra. In the case of the Brixton line of products, we will continue to bring cutting-edge interoperability software to the cross-platform world, which will allow efficient and secure access by authorized employees and authorized customers anywhere, anytime, and with a wide variety of platforms from an SNA terminal, a Unix workstation, or a PC with an Internet browser.

CNT's marketing strategy has been designed to increase sales and market share by expanding how the Company markets its products. These objectives are being achieved by making the Company's products more market oriented, identifying new markets for the Company's products, doubling the size of the Company's sales and support staff, expanding existing channels of distribution and OEM sales, and by emphasizing international marketing and distribution.

CNT is going through a transition. It has grown to be a strong and highly successful company almost exclusively on the basis of the quality of its products and customer support, and the hard work of its people. It has high market, product, and customer strengths, and sound corporate, product, and marketing strategies. Now, we are putting in place a new management team. The board of directors is confident that this strong new management team will have the experience, energy, and commitment to increase profitability and take the Company to the next level of growth and success.

Sincerely,


/s/ John A. Rollwagen

John A. Rollwagen
Chairman of the Board

CORPORATE STRATEGY

CNT specializes in two critically important, high potential, niche markets in the information technology industry. These are high-speed connectivity and enterprise-wide application access and interoperability.

Our historical market is high-speed connectivity, where we provide hardware products that allow large organizations to send high volumes of data, over great distances, at high speed. This market is served by our Channelink line of products, which provide high-speed connectivity between legacy systems (mainframe computers), and between legacy systems and storage and peripheral devices. Our new Channelink SCSI products provide high-speed connectivity within open-system environments (SCSI to SCSI), and between open-systems (using SCSI) and legacy systems (using ESCON or bus-and-tag).

Our other market is enterprise-wide application access and interoperability, where we provide software products that allow desktop computers and other open-systems (using TCP/IP) to communicate with legacy systems, terminals and peripherals (using SNA) and midrange systems. This market is served by our Brixton line of products. New Brixton products are also being developed to allow customers to combine legacy systems with the new and powerful capabilities of the Internet. These products and markets are discussed further under Product Strategy and Marketing Strategy.

CNT's corporate strategy is to develop and maintain leadership in these two industry sub-segments by providing products that are technologically advanced, reliable, customer-oriented, and competitively priced; and by providing the highest quality customer support in the industry.

To implement the Company's corporate strategy, management has already made major changes in a number of areas. For example, we have implemented a Process Map and Responsibility Matrix that brings order and control to the product development process without inhibiting creativity. This management system is improving the setting of product development priorities, operational and budgetary control, employee empowerment and motivation, and personal and departmental productivity. It should improve the quality and market orientation of CNT products and reduce time to market.

As part of the corporate strategy, the new management team is developing strategic alliances with leading companies in the information technology industry. These alliances will benefit our alliance partners by providing them with access to our products and markets. They will benefit CNT by allowing us to extend our areas of core competency without diluting our focus and to increase our market penetration, sales, and market share in extended geographic locations and in areas where we have a limited presence.

Internationally, CNT products are critical elements in the globalization of business and information technology because they facilitate high-speed movement of data over long distances and communication between dissimilar systems. The Company is developing and implementing a global product strategy and a multi-domestic marketing strategy to increase CNT's international sales and market share by penetrating our two niche markets worldwide.

[A SMALL PHOTO APPEARS IN MIDDLE OF THIS PAGE]

             [PHOTO OF Chairman of the Board, John Rollwagen and
            Acting President and CEO, Bruce Coleman APPEARS HERE.]












     Chairman of the Board, John Rollwagen, and Acting President and CEO, Bruce Coleman, lead CNT's corporate strategy by focusing on new growth and profitability.

PRODUCT STRATEGY

CNT's product strategy is to continually invest in new technology and to upgrade the Company's products. The objective is to ensure that CNT products are technologically advanced, reliable, and customer oriented, and that they remain competitively priced.

The market for CNT's Channelink products has two parts. Part one is for products that provide high-speed connectivity within legacy environments. Although this market is relatively mature, it should continue to provide reliable long-term demand. CNT holds a strong position in this market and will continue to develop new and improved products, including Asynchronous Transfer Mode (ATM) and Fibre Channel for large legacy system environments. It is important to note that many expert projections that forecast the decline and disappearance of legacy systems have been refuted by the facts. Sales of mainframes are up, and for both technical and economic reasons legacy systems will continue to be the system of choice for many applications.

Part two of the Channelink market is for products that provide high-speed connectivity within open-systems environments (SCSI to SCSI), and between open-system storage and peripheral devices (using SCSI) and legacy systems (using ESCON or bus-and-tag). CNT was the first company to market a SCSI/ESCON connectivity product and is a market leader in this strong growth market.

In addition, the ATM and Fibre Channel products in development will facilitate high-speed tape vaulting and data movement on local and wide area networks. In developing these products, we are drawing on the high-speed switching technology that CNT obtained when it acquired Ultra.

CNT's Brixton products allow organizations to leverage their legacy environments by mixing desktop computers and other open-systems, legacy systems, midrange systems, workstations and peripherals in the same network.

There are also several new Brixton products at various stages of development. In response to the growing importance of the Internet, the World Wide Web and corporate Intranets, CNT is experimenting with techniques that will allow desktops to use a web browser to access applications on a legacy system. The Company is also experimenting with network-centric products that will allow application software to reside in the network rather than at the desktop.

Three critical elements in CNT's product strategy are its technology, its manufacturing, and its customer support. CNT invests 14% of its revenue in R&D, which has recently produced ATM, Fibre Channel, and other cutting-edge products and has provided CNT's customers with increased integration and interoperability options and solutions. CNT's concern for quality manufacturing and support resulted in it being the first networking company to receive ISO 9002 certification, which it has held since 1993. CNT's customer support is the best in the industry, due to the quality of its account and diagnostic engineers, its 7x24 telephone support, its remote diagnostics capability, and its commitment to 100% customer satisfaction.

[A SMALL PHOTO APPEARS IN MIDDLE OF THIS PAGE]

                             [PHOTO APPEARS HERE]














    CNT continues to invest in new technology and ensure that CNT's products are technologically advanced, reliable and customer-oriented.

MARKETING STRATEGY

CNT is implementing a comprehensive marketing strategy that will significantly change how the Company markets its products. This strategy, which incorporates best practices from the high-tech industry and sophisticated marketing methods from other industries, has been designed to increase the market penetration, sales and market share of CNT's two lines of products.

Internally, the Company is making changes to maximize the effectiveness of the elements of its marketing mix, including market research, marketing communications, direct mail, advertising, public relations, trade show presentations, collaterals and CNT's Web site (http://www.cnt.com). These changes will allow the complementary use of all mix elements and will allow CNT's marketing personnel to provide high quality support and assistance to the Company's customers and to its sales and support staff.

Other internal changes relate to making CNT products more market-oriented. This is being achieved by including marketing management in all steps of the product development process, by making marketing responsible for all product development steps that directly impact customer and user suitability, and by including user needs requirements from all parts of the world where a product will be marketed. The result is global, market-oriented products that satisfy all technical user requirements and also satisfy the non-technical factors that affect in-use performance and suitability.

Externally, the Company's sales performance has been hampered by insufficient sales coverage and a lack of sales support. This is being corrected by doubling the size of CNT's sales and support staff and by the internal marketing changes that are improving the quality and delivery of sales support. To further improve sales performance, the Company is increasing its use of marketing partnerships and other strategic alliances to expand CNT's channels of distribution and to emphasize OEM sales.

The other external priority will be the development of new markets by identifying new applications for existing products and by introducing new products. For example, high-speed remote backup is a new application for an existing product. It uses a current Channelink high-speed connectivity product to send data to a remote storage location to provide high-speed recoverable backup. This solution has security, cost, and convenience benefits over traditional telecommunication access methods, and over the inconvenience of shipping boxes of backup tapes to and from an off-site sealed storage vault. Examples of the use of new products to effect new market development are the ATM and Fibre Channel products currently in development and the Brixton software we are developing which will allow customers to combine legacy systems with the new and powerful capabilities of the Internet.

Internationally, CNT is developing and implementing a global product strategy and a multi-domestic marketing strategy. The global product strategy means that product development and manufacture will be based on the premise that CNT's products will be sold (and must perform perfectly) in all parts of the world with minimum modification.

[A SMALL PHOTO APPEARS IN MIDDLE OF THIS PAGE]

                             [PHOTO APPEARS HERE]













   CNT employees meet locally and by conference phone calls to implement and incorporate methods designed to increase market penetration, sales and market share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

As an aid to understanding the Company's operating results, the following table sets forth certain information derived from the Consolidated Statements of Operations of the Company. (All amounts are expressed as a percentage of total revenue except gross profit, which is expressed as a percentage of the related revenue.)

Percentage of Revenue             1995    1994    1993
Revenue:
------------------------------------------------------
Product sales                     77.2%   82.1%   83.1%
------------------------------------------------------
Service fees                      22.8    17.9    16.9
------------------------------------------------------
 Total revenue                   100.0   100.0   100.0

Gross Profit:
------------------------------------------------------
Product sales                     70.8    63.8    69.0
------------------------------------------------------
Service fees                      17.7     9.9    16.1
------------------------------------------------------
 Total gross profit               58.7    54.2    60.1

Operating Expenses:
------------------------------------------------------
Sales and marketing               27.8    25.8    24.9
------------------------------------------------------
Engineering and development       16.1    14.3    14.3
------------------------------------------------------
General and administrative         8.5     6.2     6.0
------------------------------------------------------
Purchased in-process research
 and development                    --    11.7      .4
------------------------------------------------------
 Total operating expenses         52.4    58.0    45.6


Income (loss) from operations      6.3    (3.8)   14.5
------------------------------------------------------
Other income (expense), net        2.0     1.6     (.3)
------------------------------------------------------
Income (loss) before
 income taxes                      8.3    (2.2)   14.2
------------------------------------------------------
Provision for income taxes        (3.2)   (3.7)   (5.2)
------------------------------------------------------
Net income (loss)                  5.1%   (5.9)%   9.0%

  Revenue

The Company's revenue primarily includes the sale and support of its Channelink products for the high-speed connectivity market and licensing, sale, and support of its Brixton hardware and software products for the enterprise-wide application access and interoperability market. The Company's consolidated financial statements include the results of Brixton's operations since its acquisition on March 10, 1994.

Revenue decreased slightly in 1995, compared with increases of 43% and 63% in 1994 and 1993, respectively. Revenue from the Company's Channelink product line totaled $65.9 million in 1995, a decrease of 3% when compared with revenue of $67.8 million in 1994. Revenue from the Channelink product line totaled $50.7 million in 1993. Revenue from the Company's Brixton product line totaled $11.5 million in 1995, an increase of 75% when compared to the $6.6 million of revenue reported by Brixton in 1994. Revenue from the Company's UltraNet product line decreased to $1.4 million in 1995, compared to $5.2 million and $4.9 million in 1994 and 1993, respectively. The Company discontinued active marketing of this product line in 1994.

Revenue from product sales decreased 7% in 1995, compared with increases of 41% and 58% in 1994 and 1993, respectively. The decrease in product sales for 1995 is primarily attributable to a decrease in Channelink product sales of 12%, which was partially offset by an increase in Brixton product sales of 74%. The decrease in Channelink product sales primarily resulted from a reduction in orders from North America end user customers for traditional data center consolidation applications for Channelink products, and was partially offset by an increase in sales to the Company's international distributors. The expected reduction in product sales from the Company's discontinued UltraNet product line also contributed to the decrease.

               [REVENUE BY PRODUCT LINE BAR CHART APPEARS HERE]

                            Revenue by Product Line
                                 (in millions)

               Channelink           Brixton           UltraNet
               '93 = $51           '93 =  $0          '93 = $5
               '94 = $68           '94 =  $7          '94 = $5
               '95 = $66           '95 = $12          '95 = $1

The increase in product sales for 1994 can be primarily attributed to increased sales of Channelink products to end user customers in North America and initial product sales from the Brixton product line.

Revenue from service fees, which primarily reflects purchased maintenance service from the Company's technical support personnel, increased 26%, 51%, and 90% in 1995, 1994 and 1993, respectively. The 1995 increase reflects a 42% increase in Channelink service fees, which were partially offset by the expected decline in service fees from the UltraNet product line. The year-to-year growth in service fees has primarily resulted from the growing base of installed Channelink equipment and service fees from the UltraNet product line.

In 1995, international revenue increased 4% compared with increases of 32% and 114% in 1994 and 1993, respectively. The Company derived 29%, 28%, and 30% of its revenue from international customers in 1995, 1994, and 1993, respectively. The percentage of revenue derived from international customers for any given period is subject to fluctuation because of the variable timing of sizable orders from customers and the variability of revenue in North America.

During 1994 and the first half of 1995, the Company attempted to use its existing Channelink sales force to sell its Brixton products. The Company has determined that this approach diverted sales focus away from the Company's traditional Channelink market and was not an effective approach for the sale of Brixton products. As a result, the Company decided to hire additional sales and marketing personnel to focus exclusively on market opportunities for Brixton products. Under this plan, the Company proposed to more than triple the number of Brixton sales representatives, double the Brixton tele-sales staff, and hire additional pre-sales and post-sales systems engineers dedicated to the Brixton product line. In addition, the Company has hired staff focused on the sale of Brixton products through alternate distribution channels. As of December 31, 1995, the Company had hired approximately 50% of the additional sales and marketing personnel it planned to hire under its strategy to have a separate sales and marketing staff dedicated exclusively to the Brixton market.

The Company believes that delays by IBM in the introduction of certain storage products have had a negative impact on its Channelink product revenue in 1995. Both the Company and IBM expect these products to be released in 1996.

The Company believes that the improved product function associated with new Brixton products released in the second quarter of 1995 and anticipated growth in market size, coupled with the increase in the number of employees dedicated to market and sell the Brixton products, should increase Brixton revenues in 1996. While the Company has experienced a decline in orders for data center consolidation applications for its Channelink products, it believes that additional network-based storage applications should result in continuing demand for the Channelink products.

In 1996, the Company believes service fees for its Channelink and Brixton product lines will grow at approximately the same rate as the installed base of these products. The Company believes it will experience a steady decline in service fees from the UltraNet product line.

The Company expects to continue to see quarter to quarter fluctuations in revenue. The timing of sizable orders, because of their relative impact on total quarterly sales, may contribute to such fluctuations. When compared to the same periods of 1995, the Company anticipates that revenue in the first two quarters of 1996 will be relatively flat but should start to increase in the second half of 1996 for the reasons stated above.

             [REVENUE BY GEOGRAPHICAL AREA BAR CHART APPEARS HERE]

                         Revenue by Geographical Area
                                 (in millions)

                     International          North America
                       '93 = $17              '93 = $39
                       '94 = $22              '94 = $58
                       '95 = $23              '95 = $56

  Special Charges

During 1995, the Company recorded a $2.5 million pre-tax charge related to its management reorganization, which was included in the consolidated statements of operations, as follows: sales and marketing -- $155,000; engineering and development -- $1,503,000; general and administrative -- $842,000. In connection with the management reorganization, the Company issued a common equity put option to a former officer and director under which the former officer can, under certain circumstances, require the Company to repurchase up to 280,000 shares of its common stock on the last trading day of calendar year 1997 for a price of $8.50 per share. (See note 6 to the consolidated financial statements.) The management reorganization charge includes an expense of $1,120,000 relating to this potential obligation. The Company will adjust compensation expense in future periods as the market price of its common stock increases or decreases until the Company has no remaining obligation pursuant to the common equity put option.

During 1994, the Company recorded a pre-tax charge of approximately $500,000 related to a reduction in work force, which was included in the Consolidated Statements of Operations as follows: cost of service fees -- $81,000; sales and marketing -- $196,000; engineering and development -- $190,000; general and administrative -- $33,000. Also during 1994, the Company recorded a pre-tax charge of approximately $2.8 million associated with its UltraNet product line. The charge associated with this inventory write-down is recorded in the Consolidated Statements of Operations under the caption "Cost of Product Sales."

  Gross Profit

In 1995, the gross profit margin from product sales was 71%, as compared to 68% in 1994, excluding the UltraNet inventory charge, and 69% in 1993. The increase in gross margins from product sales in 1995 primarily resulted from a larger percentage of total product revenue coming from the sale of Brixton software products, which are higher margin than the Company's Channelink product line. The slight percentage decrease in 1994 (excluding the inventory charge) to 68%, from 69% in 1993, primarily resulted from a change in product mix and a competitive pricing environment. The relatively high gross margins from the sale of Brixton software products in 1994 partially offset these negative factors.

As a result of continuing worldwide competition, the Company anticipates that its gross profit margin on sales of its Channelink products will be somewhat lower in 1996 as compared to 1995. The Company believes that the anticipated decrease in gross profit margins from its Channelink products may be offset in 1996 by an increase in the percentage of product sales coming from the Company's higher margin Brixton software products. Actual gross profit margins on product sales in 1996 will depend on a number of factors, including the mix of products, market acceptance of the Brixton product line, the relative amount of products sold through indirect distribution sources, and the level of continuing price competition.

Gross profit margin from service fees was 18%, 10%, and 16% in 1995, 1994, and 1993, respectively. The increase in gross profit margins from service fees in 1995 primarily resulted from a steadily increasing base of installed Channelink units covered by maintenance contracts, which provides economies of scale. The decrease in gross profit margins from service fees in 1994 primarily resulted from higher costs of technical support labor and spares.

The Company anticipates that it will make additional investments in its service business, particularly to support the Brixton product line. As a result of these additional investments, the Company anticipates that gross profit margins from its service business will be somewhat lower in 1996 when compared to 1995.

         [GROSS PROFIT MARGIN ON PRODUCT SALES BAR CHART APPEARS HERE]

                     Gross Profit Margin on Product Sales

                                  '93 = 69%
                                  '94 = 64%
                                  '95 = 71%

  Operating Expenses

Sales and marketing expenses, excluding special charges, increased 7%, 46%, and 55% in 1995, 1994, and 1993, respectively. The increase in sales and marketing expenses for 1995 is primarily attributable to an increase in employee recruitment (including additions to the Brixton sales and marketing force) and other costs associated with continued expansion of the Company's sales organization, which were partially offset by lower commission expense. The increases in 1994 and 1993 resulted from continuing expansion of the Company's sales organization, marketing and customer support programs, and higher commission expense due to the higher level of orders and sales in those years. The Company expects to continue to expand its domestic and international sales and marketing organizations in 1996, with a continued emphasis on new employees to expand sales of the Brixton product line.

Engineering and development costs, excluding special charges, primarily consisting of compensation and related fringe benefits, depreciation, and consulting expenses related to new product development and enhancements to existing products, remained relatively flat in 1995 when compared to 1994. Engineering and development costs, excluding special charges, increased 40% in both 1994 and 1993. As a percentage of total revenue, engineering and development expenses excluding special charges totaled 14% of revenue each year during the 1993 to 1995 period. The Company anticipates investing approximately 14% of total revenue on engineering and development in 1996, which includes investments in current and future products.

                  [OPERATING EXPENSES BAR CHART APPEARS HERE]

                              Operating Expenses
                                 (in millions)

Sales & Marketing      Engineering & Development      General & Administrative
    '93 = $14                  '93 =  $8                      '93 = $3
    '94 = $20                  '94 = $11                      '94 = $5
    '95 = $22                  '95 = $13                      '95 = $7

The Company believes a sustained high level of investment is essential to customer satisfaction and future revenue.

General and administrative expenses, excluding special charges, increased 19%, 47%, and 61% in 1995, 1994, and 1993, respectively. These increases have resulted from expansion of the Company's administrative organization due to actual or planned increases in the level of orders and revenue. General and administrative expenses, excluding special charges, were 7% of total revenue in 1995 and 6% of total revenue in 1994 and 1993. The Company anticipates that general and administrative expenses will be approximately 7% of total revenue in 1996.

Interest income increased in 1995 and 1994 because of higher average balances of cash and marketable securities, and higher average interest rates. Interest income was down slightly in 1993 because of lower average balances of cash and marketable securities and lower interest rates.

In 1995, the Company recorded a provision for income taxes at an effective rate of 38%. In 1994, excluding a $9.3 million nondeductible charge for purchased in-process research and development, the Company recorded a provision for income taxes at an effective rate of 39%, as compared to 37% in 1993. The Company anticipates that its effective income tax rate for 1996 will be approximately 35% due to an estimated reduction in the level of nondeductible foreign losses.

  New Accounting Pronouncements

Beginning in 1996, the Company will be required to adopt the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies are permitted to adopt a new method of accounting for stock compensation awards which is based on recognition of a charge equal to the estimated fair value of the award on the date of grant. Alternatively, companies may continue using the methodology specified in APB No. 25, "Accounting for Stock Issued to Employees" to account for stock based compensation, with expanded disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, assuming application of the new accounting method outlined in SFAS No.
123. At the present time, management does not expect this new pronouncement to have a significant impact on its financial position or results of operations.

  Liquidity and Capital Resources

The Company has historically financed its operations through the private and public sales of equity securities, bank borrowings under lines of credit, capital equipment leases, and cash generated from operations.

Cash, cash equivalents, and marketable securities at December 31, 1995 totaled $28.4 million, an increase of $10.1 million during 1995. This increase resulted from an aggregate $15.1 million increase due to cash provided by operations, financing activities (primarily consisting of proceeds from the issuance of common stock), and the effects of exchange rate changes, partially offset by the cash used for investing in property and equipment, field support spares and other assets of $5.0 million.

Expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. The Company plans to continue to invest aggressively in productivity tools for its employees and in its field support spares.

The Company believes that the current balances of cash, cash equivalents, and marketable securities, when combined with anticipated cash flow from operations, will be adequate to fund its operating plans and meet its currently anticipated aggregate capital requirements, at least through 1996. However, if the Company does not generate revenue as expected or incurs unanticipated expenses, or needs additional investment funds to react to changes in its marketplace, it may need additional capital earlier or in amounts greater than would otherwise be required.

The Company believes that inflation has not had a material impact on its operations or liquidity to date.

  [CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES BAR CHART APPEARS HERE]

               Cash, Cash Equivalents, and Marketable Securities
                                 (in millions)

                                   '93 = $24
                                   '94 = $18
                                   '95 = $28

  Forward Looking Information

Except for the historical information contained herein, the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including market acceptance of the Brixton products, the availability of new employees experienced in the Brixton marketplace, growth and timing of new applications for the Company's Channelink products, particularly in the area of network-based storage, uncertainties due to the Company's recently announced management reorganization, including its ability to retain a new Chief Executive Officer, changes in general economic conditions, cost and availability of components, and fluctuations in foreign exchange rates. In addition, the markets for the Company's products are characterized by significant competition, and the Company's results may be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share.

                 [BOOK VALUE PER SHARE BAR CHART APPEARS HERE]

                             Book Value Per Share

                                 '93 = $2.31
                                 '94 = $2.41
                                 '95 = $2.64

CONSOLIDATED STATEMENTS OF OPERATIONS

                             Years Ended December 31                1995          1994         1993
                             --------------------------------------------------------------------------
Revenue:                     Product sales                      $60,889,828   $65,332,961   $46,292,641
                             --------------------------------------------------------------------------
                             Service fees                        17,946,819    14,208,812     9,394,677
                             --------------------------------------------------------------------------
                                 Total revenue                   78,836,647    79,541,773    55,687,318
                             ==========================================================================

Cost of Revenue:             Cost of product sales               17,799,484    23,664,972    14,339,334
                             --------------------------------------------------------------------------
                             Cost of service fees                14,772,744    12,808,784     7,883,929
                             --------------------------------------------------------------------------
                                 Total cost of revenue           32,572,228    36,473,756    22,223,263
                             ==========================================================================

Gross Profit:                                                    46,264,419    43,068,017    33,464,055
                             ==========================================================================
                             --------------------------------------------------------------------------
Operating Expenses:          Sales and marketing                 21,882,903    20,499,023    13,868,710
                             --------------------------------------------------------------------------
                             Engineering and development         12,718,295    11,347,683     7,956,552
                             --------------------------------------------------------------------------
                             General and administrative           6,736,444     4,968,251     3,358,359
                             --------------------------------------------------------------------------
                             Purchased in-process research
                              and development                         --        9,302,212       221,298
                             --------------------------------------------------------------------------
                                 Total operating expenses        41,337,642    46,117,169    25,404,919
                             ==========================================================================

                             Income (loss) from operations        4,926,777    (3,049,152)    8,059,136
                             ==========================================================================
                             --------------------------------------------------------------------------
Other Income (Expense):      Interest income                      1,616,503       629,064       345,118
                             --------------------------------------------------------------------------
                             Interest expense                       (59,825)     (125,181)     (161,308)
                             --------------------------------------------------------------------------
                             Other, net                              50,993       755,884      (341,565)
                             --------------------------------------------------------------------------
                                 Other income (expense), net      1,607,671     1,259,767      (157,755)
                             ==========================================================================
                             --------------------------------------------------------------------------
                             Income (loss) before income taxes    6,534,448    (1,789,385)    7,901,381
                             --------------------------------------------------------------------------
                             Provision for income taxes           2,512,000     2,925,000     2,900,000
                             --------------------------------------------------------------------------

Net Income (Loss):                                              $ 4,022,448   $(4,714,385)  $ 5,001,381
                             ==========================================================================
Net Income (Loss) per Common
and Common Equivalent Share:                                    $      0.17   $      (.21)  $       .26
                             ==========================================================================
Weighted Average Number
of Common and Common
Equivalent Shares:                                               23,443,137    21,971,983    19,228,048
                             ==========================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                             December 31                                     1995                         1994
                             -------------------------------------------------------------------------------------
                             -------------------------------------------------------------------------------------
Assets:                      Current Assets:
                             -------------------------------------------------------------------------------------
                             Cash and cash equivalents                    $ 5,959,931                  $15,855,905
                             -------------------------------------------------------------------------------------
                             Marketable securities                         22,448,987                    2,486,234
                             -------------------------------------------------------------------------------------
                             Receivables, net                              18,545,363                   23,451,598
                             -------------------------------------------------------------------------------------
                             Inventories                                   10,534,152                    8,060,363
                             -------------------------------------------------------------------------------------
                             Deferred tax asset                             2,559,000                    2,120,000
                             -------------------------------------------------------------------------------------
                             Other current assets                           1,477,568                    1,088,164
                             -------------------------------------------------------------------------------------
                              Total current assets                         61,525,001                   53,062,264
                             =====================================================================================
                             -------------------------------------------------------------------------------------
                             Property and equipment, net                    8,598,666                    9,285,714
                             -------------------------------------------------------------------------------------
                             Field support spares, net                      4,406,225                    5,473,078
                             -------------------------------------------------------------------------------------
                             Purchased technology, net                      3,534,849                    4,215,391
                             -------------------------------------------------------------------------------------
                             Goodwill, net                                    722,167                      780,479
                             -------------------------------------------------------------------------------------
                             Other assets                                     347,209                      331,848
                             -------------------------------------------------------------------------------------
                                                                          $79,134,117                  $73,148,774
                             =====================================================================================
Liabilities and
Shareholders' Equity:        Current Liabilities:
                             -------------------------------------------------------------------------------------
                             Accounts payable                             $ 2,578,188                  $ 2,163,054
                             -------------------------------------------------------------------------------------
                             Accrued liabilities                            7,248,785                    5,125,365
                             -------------------------------------------------------------------------------------
                             Deferred revenue                               7,254,446                    7,463,821
                             -------------------------------------------------------------------------------------
                             Income taxes payable                                  --                    2,663,096
                             -------------------------------------------------------------------------------------
                             Current installments of obligations under
                              capital leases                                  118,712                      259,540
                             -------------------------------------------------------------------------------------
                                  Total current liabilities                17,200,131                   17,674,876
                             =====================================================================================
                             -------------------------------------------------------------------------------------
                             Obligations under capital leases, less
                              current installments                             42,912                      163,028
                             -------------------------------------------------------------------------------------
                             Deferred tax liability                         1,385,000                    1,332,000
                             -------------------------------------------------------------------------------------
                                  Total liabilities                        18,628,043                   19,169,904
                             =====================================================================================
                             -------------------------------------------------------------------------------------
                             Shareholders' Equity:
                             -------------------------------------------------------------------------------------
                             Preferred stock, authorized 1,000,000 shares;
                              none issued and outstanding                         --                          --
                             -------------------------------------------------------------------------------------
                             Common stock, $.01 par value; authorized
                               30,000,000 shares; issued and outstanding
                               22,929,360 at December 31, 1995 and
                               22,360,122 at December 31, 1994                229,294                      223,601
                             -------------------------------------------------------------------------------------
                             Additional paid-in capital                    58,150,984                   55,801,073
                             -------------------------------------------------------------------------------------
                             Retained earnings (deficit)                    2,365,812                   (1,656,636)
                             -------------------------------------------------------------------------------------
                             Cumulative translation adjustment               (240,016)                    (389,168)
                             -------------------------------------------------------------------------------------
                                  Total shareholders' equity               60,506,074                   53,978,870
                             =====================================================================================
                                                                          $79,134,117                  $73,148,774
                             =====================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Additional     Retained      Cumulative
                                         Common Stock        Paid-In      Earnings     Translation
                                       Shares     Amount     Capital      (Deficit)     Adjustment      Total
                                     ---------------------------------------------------------------------------
Balance, December 31, 1992           17,027,288  $170,273  $22,338,748   $(1,943,632)    $(362,526)  $20,202,863
                                     ===========================================================================
Shares issued pursuant to the
 employee stock purchase plan
 and exercise of stock options
 and warrants, net of 7,281
 shares redeemed                        594,200     5,942    1,313,943         --            --        1,319,885
                                     ---------------------------------------------------------------------------
Shares issued to public, net of
 issuance costs of $338,549           2,951,420    29,514   19,303,151         --            --       19,332,665
                                     ---------------------------------------------------------------------------
Shares issued in connection
 with acquisition of Ultra              425,115     4,251    2,193,593         --            --        2,197,844
                                     ---------------------------------------------------------------------------
Tax benefits related to employee
 stock option transactions                --        --         593,000         --            --          593,000
                                     ---------------------------------------------------------------------------
Change in cumulative
 translation adjustment                   --        --           --            --          (97,478)      (97,478)
                                     ---------------------------------------------------------------------------
Net income                                --        --           --        5,001,381         --        5,001,381
                                     ---------------------------------------------------------------------------

Balance, December 31, 1993           20,998,023   209,980   45,742,435     3,057,749      (460,004)   48,550,160
                                     ===========================================================================
Shares issued pursuant to the
 employee stock purchase plan and
 exercise of stock options,
 net of 1,844 shares redeemed           376,005     3,760    1,202,383         --            --        1,206,143
                                     ---------------------------------------------------------------------------
Shares issued in connection
 with acquisition of Brixton            986,094     9,861    8,501,255         --            --        8,511,116
                                     ---------------------------------------------------------------------------
Tax benefits related to employee
 stock option transactions                --        --         355,000         --            --          355,000
                                     ---------------------------------------------------------------------------
Change in cumulative
 translation adjustment                   --        --           --            --           70,836        70,836
                                     ---------------------------------------------------------------------------
Net loss                                  --        --           --       (4,714,385)        --       (4,714,385)
                                     ---------------------------------------------------------------------------
Balance, December 31, 1994           22,360,122   223,601   55,801,073    (1,656,636)     (389,168)   53,978,870
                                     ===========================================================================
Shares issued pursuant to the
 employee stock purchase plan
 and exercise of stock options
 and warrants, net of 86,308
 shares redeemed                        569,238     5,693    1,445,911         --            --        1,451,604
                                     ---------------------------------------------------------------------------
Tax benefits related to employee
 stock option transactions                --        --         904,000         --            --          904,000
                                     ---------------------------------------------------------------------------
Change in cumulative
 translation adjustment                   --        --           --            --          149,152       149,152
                                     ---------------------------------------------------------------------------
Net income                                --        --           --        4,022,448         --        4,022,448
                                     ---------------------------------------------------------------------------
Balance, December 31, 1995           22,929,360  $229,294  $58,150,984   $ 2,365,812     $(240,016)  $60,506,074
                                     ===========================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Years Ended December 31                              1995           1994           1993
                              ------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------
Operating Activities:         Net income (loss)                               $  4,022,448   $ (4,714,385)  $  5,001,381
                              ------------------------------------------------------------------------------------------
                              Depreciation and amortization                      7,418,179      6,717,541      4,570,300
                              ------------------------------------------------------------------------------------------
                              Provisions for returns and credit losses             489,000        318,000         --
                              ------------------------------------------------------------------------------------------
                              Purchase of in-process research and development       --          9,302,212        221,298
                              ------------------------------------------------------------------------------------------
                              Change in deferred tax asset                        (386,000)    (1,392,844)      (306,000)
                              ------------------------------------------------------------------------------------------
                              Reduction in goodwill due to utilization of
                               acquired net operating loss carryforwards            --             --            115,000
                              ------------------------------------------------------------------------------------------
Changes in Operating Assets
and Liabilities Net of the
Effect of Acquired Companies: Receivables                                        4,417,235     (5,345,197)    (5,159,516)
                              ------------------------------------------------------------------------------------------
                              Inventories                                       (2,473,789)     1,856,000     (3,466,947)
                              ------------------------------------------------------------------------------------------
                              Other current assets                                (389,404)       587,381       (660,324)
                              ------------------------------------------------------------------------------------------
                              Accounts payable                                     415,134     (2,666,173)     1,015,221
                              ------------------------------------------------------------------------------------------
                              Accrued liabilities                                 (539,676)       949,482      3,079,315
                              ------------------------------------------------------------------------------------------
                              Deferred revenue                                    (209,375)     2,143,449      1,011,067
                              ------------------------------------------------------------------------------------------
                                  Cash provided by operating activities         12,763,752      7,755,466      5,420,795
                              ==========================================================================================
                              ------------------------------------------------------------------------------------------
Investing Activities:         Additions to property and equipment               (3,299,233)    (4,309,070)    (5,856,257)
                              ------------------------------------------------------------------------------------------
                              Additions to field support spares                 (1,562,608)    (4,707,027)    (2,877,640)
                              ------------------------------------------------------------------------------------------
                              Purchase of Brixton and Ultra,
                              net of cash acquired                                  --         (5,455,671)     1,717,046
                              ------------------------------------------------------------------------------------------
                              Purchase of marketable securities                (31,639,572)    (2,486,234)    (1,027,091)
                              ------------------------------------------------------------------------------------------
                              Redemption of marketable securities               11,676,819         --          3,000,000
                              ------------------------------------------------------------------------------------------
                              Other                                               (106,114)       (91,862)         9,194
                              ------------------------------------------------------------------------------------------
                                  Cash used in investing activities            (24,930,708)   (17,049,864)    (5,034,748)
                              ==========================================================================================
                              ------------------------------------------------------------------------------------------
Financing Activities:         Proceeds from issuance of common stock,
                              including related tax benefits                     2,355,604      1,561,143     21,245,549
                              ------------------------------------------------------------------------------------------
                              Repayments of obligations under capital leases      (260,944)      (943,892)      (668,450)
                              ------------------------------------------------------------------------------------------
                                  Cash provided by financing activities          2,094,660        617,251     20,577,099
                              ==========================================================================================
                              ------------------------------------------------------------------------------------------
                              Effects of exchange rate changes                     176,322         80,315        (84,941)
                              ------------------------------------------------------------------------------------------
Net Increase (Decrease) in
Cash and Cash Equivalents:                                                      (9,895,974)    (8,596,832)    20,878,205
                              ==========================================================================================
Cash and Cash Equivalents --
Beginning of Year:                                                              15,855,905     24,452,737      3,574,532
                              ==========================================================================================
Cash and Cash Equivalents --
End of Year:                                                                  $  5,959,931   $ 15,855,905   $ 24,452,737
                              ==========================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994, and 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

Computer Network Technology Corporation is engaged in the development, marketing, and support of high-performance networking products and connectivity software under the Channelink and Brixton trademarks.

  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its wholly owned subsidiaries (together, the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

  Revenue Recognition

Revenue from product sales requiring installation by the Company is recognized when the equipment is installed and ready for use or upon signed customer acceptance, depending on contract terms. Revenue from product sales where no further performance is required by the Company is recognized upon shipment. Revenue from software license agreements with original equipment manufacturers
(OEM) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period.

Deferred revenue primarily consists of the unearned portion of service agreements billed in advance and amounts billed to customers prior to recognition by the Company of the applicable revenue.

  Cash Equivalents

The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

  Marketable Securities

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 1995, the Company's marketable securities are classified as available-for-sale in accordance with SFAS No. 115. Prior to December 31, 1995, the Company's investments in marketable securities were classified as held-to-maturity. No unrealized holding gain or loss existed at the date of transfer. Available-for-sale securities are carried at fair value, and unrealized gains and losses are excluded from earnings and are reported as a separate component of shareholders' equity.

  Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over three to eight years. Property and equipment under capital lease and leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred.

  Field Support Spares

Field support spares are carried at cost and depreciated using the straight-line method over three years.

  Purchased Technology

Purchased technology acquired in connection with the acquisition of Brixton Systems, Inc. (see note 3) is carried at cost and amortized using the straight-line method over its estimated useful life of seven years. At December 31, 1995 and 1994, accumulated amortization was $1,228,947 and $548,405, respectively.

  Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over 20 years. At December 31, 1995 and 1994, accumulated amortization was $158,464 and $113,868, respectively.

  Allowance for Returns and Credit Losses

An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1995 and 1994 was approximately $1,131,000 and $692,000, respectively.

  Engineering and Development

The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). The Company has expensed all engineering and development costs to date as such costs do not meet the criteria for capitalization outlined in SFAS No. 86.

  Net Income (Loss) Per Share

For the years ended December 31, 1995 and 1993, net income per common and common equivalent share was determined by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares primarily result from dilutive stock options and warrants. For the year ended December 31, 1994, net loss per common and common equivalent share was computed using the weighted average number of common shares outstanding; stock options and warrants were excluded due to their antidilutive effect.

  Foreign Currency

The financial statements of the Company's international subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Foreign currency transaction gains and losses are included in determining net income (loss). For the years ended December 31, 1995 and 1994, the Company recorded foreign currency transaction gains of $77,037 and $632,133, respectively. For the year ended December 31, 1993, the Company recorded foreign currency transaction losses of $415,926.

  Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. MARKETABLE SECURITIES

The Company's investments in marketable securities are summarized as follows:

December 31                                             1995         1994
-----------------------------------------------------------------------------
Corporate debt securities                            $16,945,004  $     --
-----------------------------------------------------------------------------
U.S. Government and
 Agency securities                                     5,503,983    2,486,234
-----------------------------------------------------------------------------
                                                     $22,448,987  $ 2,486,234
=============================================================================

The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1995 and 1994 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three-year period ended December 31, 1995. Proceeds from the sale of marketable securities during 1995 were $3,518,755. There were no sales of marketable securities during 1994. The Company's investments in marketable securities mature at varying times prior to December 1997.

3. ACQUISITIONS

On March 10, 1994, the Company acquired all of the outstanding common and preferred stock of Brixton Systems, Inc. ("Brixton") in exchange for 986,094 unregistered shares of its common stock valued at $6,515,000, $5,500,000 in cash, assumption of $1,600,000 in liabilities and the conversion of existing Brixton employee stock options into stock options of the Company valued at $1,996,116. The shares exchanged by the Company were valued at fair market value, reflecting a 33% discount because of their restricted nature. The purchase price was allocated to the (i) identifiable tangible assets acquired based on their estimated fair market values, (ii) purchased technology in the amount of $4,763,796, and (iii) research and development activities that were in process at the time of the acquisition and had not yet reached technological feasibility. The amount allocated to in process research and development of $9,302,212 was charged to expense upon completion of the acquisition. The Company's consolidated financial statements include the results of Brixton's operations since March 10, 1994.

On July 1, 1993, the Company acquired substantially all of the assets of Ultra Network Technologies, Inc. ("Ultra") in exchange for 425,115 shares of its common stock, valued at $2,197,844, and direct costs relating to the acquisition of $177,155. The excess of the purchase price and liabilities assumed over the fair market value of the assets acquired, amounting to $221,298, was charged to expense in 1993 as research and development activities that were in process at the time of the acquisition and had not yet reached technological feasibility. The Company's consolidated financial statements include the results of Ultra's operations since July 1, 1993.

The aforementioned acquisitions have been accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition.

4. COMPONENTS OF SELECTED BALANCE SHEET ACCOUNTS

December 31                                1995         1994
----------------------------------------------------------------
Inventories:
----------------------------------------------------------------
Components and subassemblies            $ 4,471,969  $ 3,712,084
----------------------------------------------------------------
Work in process                           1,498,588      709,000
----------------------------------------------------------------
Finished goods                            4,563,595    3,639,279
----------------------------------------------------------------
                                        $10,534,152  $ 8,060,363
================================================================

Property and equipment:
----------------------------------------------------------------
Machinery and equipment                 $10,489,189  $ 9,791,090
----------------------------------------------------------------
Office and data processing equipment      7,443,064    6,433,342
----------------------------------------------------------------
Furniture and fixtures                    1,074,412      909,998
----------------------------------------------------------------
Leasehold improvements                    1,739,304    1,492,605
----------------------------------------------------------------
                                        $20,745,969  $18,627,035
================================================================

----------------------------------------------------------------
Less accumulated depreciation
 and amortization                        12,147,303    9,341,321
----------------------------------------------------------------
                                        $ 8,598,666  $ 9,285,714
================================================================

Field support spares:
----------------------------------------------------------------
Field support spares                    $ 9,577,421  $12,535,916
----------------------------------------------------------------
Less accumulated depreciation             5,171,196    7,062,838
----------------------------------------------------------------
                                        $ 4,406,225  $ 5,473,078
================================================================

Accrued liabilities:
----------------------------------------------------------------
Compensation                            $ 5,341,660  $ 2,934,367
----------------------------------------------------------------
Other                                     1,907,125    2,190,998
----------------------------------------------------------------
                                        $ 7,248,785  $ 5,125,365
================================================================

5. OPERATING LEASES

The Company leases all office and manufacturing space and certain equipment under noncancelable operating leases. Certain of the leases contain renewal options. In addition, the Company has an option to lease an additional 18,000 square feet of office space beginning December 1, 1996 which, if exercised, would require a three-year extension of an existing lease for 72,000 square feet of office space.

Future minimum operating lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

Year Ending December 31
---------------------------------------------------------------------------
1996                                                             $2,176,369
---------------------------------------------------------------------------
1997                                                              1,071,517
---------------------------------------------------------------------------
1998                                                                850,734
---------------------------------------------------------------------------
1999                                                                653,349
---------------------------------------------------------------------------
2000                                                                639,975
---------------------------------------------------------------------------
Thereafter                                                          339,863
---------------------------------------------------------------------------

Total minimum lease payments                                     $5,731,807
---------------------------------------------------------------------------

Certain of the Company's leases contain concessions such as an allowance for moving costs and an abatement of real estate taxes. At December 31, 1995 and 1994, an accrued obligation of $405,448 and $416,915, respectively, representing the rental concessions for these leases is reflected in the accompanying balance sheets.


Rent expense under noncancelable operating leases, exclusive of executory costs, for the years ended December 31, 1995, 1994, and 1993, was approximately $2,332,000, $2,351,000, and $1,573,000, respectively.

6. SHAREHOLDERS' EQUITY

  Common Equity Put Option

In connection with a severance agreement entered into with a former officer and director, the Company has the obligation to repurchase from such former officer and director up to 280,000 shares of its common stock on the last trading day of calendar year 1997 for a price of $8.50 per share. The obligation will expire if, for any five consecutive trading days prior to the last trading day of 1997, the closing market price for the Company's common stock equals or exceeds $8.50 per share.

During 1995, the Company recorded severance expense relating to this agreement in the amount of $1,120,000. The Company will adjust compensation expense in future periods as the market price of its common stock increases or decreases, until such time as the Company has no remaining obligation under the common equity put option.

  Employee Stock Purchase Plan

The 1992 Employee Stock Purchase Plan (the "Purchase Plan") is a qualified plan pursuant to Internal Revenue Code Section 423. The Purchase Plan allows eligible employees an opportunity to purchase an aggregate of 400,000 shares of the Company's common stock through a series of annual offerings at a per share price equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each annual offering period. No more than $5,000 in fair market value of shares of common stock, as determined at the beginning of each purchase period, may be purchased by any participant during any calendar year.

During 1995 and 1994, the Company issued 83,331 shares of common stock at $6.27 per share and 102,625 shares of common stock at $4.41 per share, respectively, pursuant to this plan.

  Stock Options

The 1992 Stock Award Plan provides for the grant of stock options and performance units to officers, other employees, consultants, and independent contractors as determined by the Compensation Committee of the board of directors. The Stock Award Plan also provides for automatic stock option grants to nonemployee directors of 50,000 shares upon their initial election or appointment, and 20,000 shares each year to nonemployee directors who are elected, re-elected, or are serving an unexpired term as a director at any annual meeting of shareholders during the term of the plan.

All stock options granted under the Stock Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually defined periods, and expire ten years from the date of grant. Performance units entitle participants to payments of cash, stock or a combination thereof and are based upon the achievement of specified performance targets as determined by the Compensation Committee. A maximum of 3,250,000 shares of common stock are issuable under the terms of the Stock Award Plan.

Prior to implementation of the 1992 Stock Award Plan, the Company granted stock options under other incentive and nonqualified stock options plans. All remaining shares of common stock which had been available for grant under these plans have been canceled. In addition, in connection with the acquisition of Brixton, the Company agreed to convert existing Brixton employee stock options into stock options of the Company.

Information with respect to stock options is summarized as follows:

                                               Option Price
                                   Shares       (Per Share)
Balance, December 31, 1992        1,552,384   $1.00 -- $ 5.78
                                  ===========================
Granted                             760,750    5.25 --   9.00
                                  ---------------------------
Exercised                          (312,838)   1.00 --   4.38
                                  ---------------------------
Canceled                            (82,625)   2.06 --   6.06
                                  ---------------------------

Balance, December 31, 1993        1,917,671   $1.47 -- $ 9.00
                                  ===========================
Acquisition of Brixton              229,241     .01 --   6.00
                                  ---------------------------
Granted                             496,750    6.00 --  10.00
                                  ---------------------------
Exercised                          (275,224)   1.47 --   6.00
                                  ---------------------------
Canceled                           (184,197)    .50 --  10.00
                                  ---------------------------

Balance, December 31, 1994        2,184,241   $ .01 -- $10.00
                                  ===========================
Granted                           1,293,000    6.13 --  12.63
                                  ---------------------------
Exercised                          (457,215)    .01 --   9.50
                                  ---------------------------
Canceled                           (337,063)    .01 --  11.13
                                  ---------------------------

Balance, December 31, 1995        2,682,963   $ .25 -- $12.63
                                  ===========================

At December 31, 1995, 1,035,252 shares of common stock subject to stock options were exerciseable and 758,877 shares of common stock were available for future stock option and performance unit grants.

7. INCOME TAXES

The components of income (loss) before income taxes and income tax expense for each of the years in the three-year period ended December 31, 1995 consists of the following:

                           1995          1994         1993
-------------------------------------------------------------

Income (loss) before
 income taxes:
-------------------------------------------------------------
U.S...................  $7,398,633   $(2,409,036)  $8,097,823
-------------------------------------------------------------
Foreign...............    (864,185)      619,651     (196,442)
-------------------------------------------------------------
 Total................  $6,534,448   $(1,789,385)  $7,901,381
=============================================================

Income tax provision
Current:
-------------------------------------------------------------
U.S...................  $2,014,000   $ 3,570,000   $2,411,000
-------------------------------------------------------------
Foreign...............     243,000       140,000      305,000
-------------------------------------------------------------
State and other.......     428,000       415,000      490,000
-------------------------------------------------------------
 Total current........   2,685,000     4,125,000    3,206,000
=============================================================

Deferred:
-------------------------------------------------------------
U.S...................    (195,000)   (1,000,000)    (306,000)
-------------------------------------------------------------
State and other.......      22,000      (200,000)          --
-------------------------------------------------------------
 Total deferred.......    (173,000)   (1,200,000)    (306,000)
=============================================================
 Total income
   tax expense........  $2,512,000   $ 2,925,000   $2,900,000
=============================================================

The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three-year period ended December 31, 1995 is as follows:

                                        1995    1994    1993
-------------------------------------------------------------
Statutory tax rate                      34.0%  (34.0%)  34.0%
-------------------------------------------------------------

Increase (decrease) in taxes
 resulting from:
-------------------------------------------------------------
Purchased in-process research
 and development                         --    176.7     --
-------------------------------------------------------------
Foreign sales corporation and
 foreign tax rate differential          (7.1)   (6.1)    5.5
-------------------------------------------------------------
State taxes, net of federal
 tax benefit                             4.6    15.3     3.6
-------------------------------------------------------------
Change in valuation allowance            8.1    10.6    (5.5)
-------------------------------------------------------------
Other                                   (1.2)    0.9    (0.9)
-------------------------------------------------------------

 Total                                  38.4%  163.4%   36.7%
=============================================================

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of December 31, 1995 and 1994 were as follows:

December 31                                 1995          1994
-----------------------------------------------------------------
Deferred tax assets:
-----------------------------------------------------------------
Accrued compensation                    $ 1,245,000   $   283,000
-----------------------------------------------------------------
Foreign net operating
 loss carryforwards                         827,000       301,000
-----------------------------------------------------------------
Inventory obsolescence and
 timing differences                         790,000     1,629,000
-----------------------------------------------------------------
Reserves for bad debts and
 sales returns                              419,000       138,000
-----------------------------------------------------------------
Federal and state tax credits               136,000        87,000
-----------------------------------------------------------------
Capital leases                               66,000       151,000
-----------------------------------------------------------------
Other                                       124,000       312,000
-----------------------------------------------------------------

Total gross deferred tax assets           3,607,000     2,901,000
=================================================================

Valuation allowance                        (827,000)     (301,000)
=================================================================

 Net deferred tax assets                  2,780,000     2,600,000
=================================================================

Deferred tax liabilities:
-----------------------------------------------------------------
Purchased technology                     (1,449,000)   (1,686,000)
-----------------------------------------------------------------
Other                                      (157,000)     (126,000)
-----------------------------------------------------------------

Total gross deferred tax liabilities     (1,606,000)   (1,812,000)
=================================================================

 Net deferred income taxes              $ 1,174,000   $   788,000
=================================================================


During 1995, the Company's valuation allowance increased by $526,000 due to the nonrecognition of the tax benefit associated with the loss carryforward from foreign operations. During 1994, the Company's valuation allowance was reduced by $1,073,000 in connection with the acquisition of Brixton based upon the cumulative tax attributes of the combined companies. During 1993, the reduction in the valuation allowance of $1,400,000 included tax benefits from acquired net operating losses which were offset against goodwill of $115,000, and compensation expense deductions which were credited to additional paid-in capital of $593,000.

8. SUCCESS SHARING BONUS PLAN

The Company's Success Sharing Bonus Plan (the "Plan") provides a formula for determination of cash bonus payments to employees. All full-time employees who do not participate in other incentive compensation plans are eligible to participate in the Plan starting with the employee's first full calendar quarter of employment. The Plan provides for employee bonus payments based on a defined percentage of a participant's eligible base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit (determined after deducting the cost of the success sharing bonuses).

The success sharing bonus expense for the years ended December 31, 1995, 1994 and 1993 was $325,332, $562,003, and $1,561,167, respectively.

9. 401(K) SALARY SAVINGS PLAN

Effective January 1, 1991, the Company adopted a 401(k) Salary Savings Plan ("401(k) Plan"). All employees of the Company are eligible to participate and benefits provided under the 401(k) Plan are funded by a qualified retirement trust managed by an outside trustee. The Company has not contributed to the 401(k) Plan.

10. Financial Information by Geographic Area

The Company's revenue, income (loss) from operations, and total assets, summarized by geographic area is as follows:

                              1995          1994           1993
-------------------------------------------------------------------
Revenue:
-------------------------------------------------------------------
 United States
-------------------------------------------------------------------
   North America          $56,073,533   $ 57,548,718   $ 39,026,273
-------------------------------------------------------------------
   European export          8,693,053      6,927,614      9,190,327
-------------------------------------------------------------------
   Pacific Rim export       5,849,359      6,136,794      4,133,623
-------------------------------------------------------------------
   Other                      539,330        657,186        363,678
-------------------------------------------------------------------
   Total United States     71,155,275     71,270,312     52,713,901
-------------------------------------------------------------------

-------------------------------------------------------------------
 European subsidiaries     11,363,084     11,595,574      9,987,524
-------------------------------------------------------------------
 Eliminations              (3,681,712)    (3,324,113)    (7,014,107)
-------------------------------------------------------------------
   Total                  $78,836,647   $ 79,541,773   $ 55,687,318
===================================================================

Income (loss) from
 operations:
-------------------------------------------------------------------
 United States            $ 5,605,124   $ (4,316,540)  $  8,850,718
-------------------------------------------------------------------
 European subsidiaries       (912,466)        34,445        311,716
-------------------------------------------------------------------
 Eliminations                 234,119      1,232,943     (1,103,298)
-------------------------------------------------------------------
   Total                  $ 4,926,777   $ (3,049,152)  $  8,059,136
===================================================================

Total assets:
-------------------------------------------------------------------
 United States            $77,963,266   $ 91,478,669   $ 69,194,745
-------------------------------------------------------------------
 European subsidiaries      7,123,604      8,144,664     13,505,944
-------------------------------------------------------------------
 Eliminations              (5,952,753)   (26,474,559)   (16,599,313)
-------------------------------------------------------------------
   Total                  $79,134,117   $ 73,148,774   $ 66,101,376
===================================================================

11. NONCASH FINANCING AND INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION

During 1994, in connection with the acquisition of Brixton, the Company acquired noncash assets and liabilities of approximately $6.4 million and $1.6 million, respectively, in exchange for approximately $5.5 million in cash, common stock valued at approximately $6.5 million and stock options valued at approximately $2.0 million.

During 1993, in connection with the acquisition of Ultra, the Company acquired noncash assets and liabilities of approximately $3.3 million and $3.0 million, respectively, and issued common stock valued at approximately $2.2 million.

During 1993, the Company entered into capital leases for new equipment totaling $27,085.

Cash payments for interest expense for the years ended December 31, 1995, 1994 and 1993 were $60,419, $67,967, and $160,422, respectively.

Cash payments for income taxes, net of refunds received, for the years ended December 31, 1995, 1994, and 1993 were $5,305,879, $1,047,532, and $1,326,441, respectively.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair values of financial instruments:

  Cash and Cash Equivalents and Marketable Securities

The carrying amount approximates fair value because of the short maturity of those instruments.

  Common Equity Put Option

The carrying value of the common equity put option (see note 6) is equal to the difference between the aggregate exercise price of the option and the year-end market value for the underlying shares. The Company believes the carrying value of the common equity put option approximates its fair value.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS

Computer Network Technology Corporation:

We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 1, 1996


REPORT OF MANAGEMENT

The accompanying consolidated financial statements, including the notes thereto, and other financial information presented in the Annual Report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgements.

Computer Network Technology Corporation maintains an effective system of internal accounting control. We believe this system provides reasonable assurance that transactions are executed in accordance with management authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

KPMG Peat Marwick LLP, independent certified public accountants, is retained to audit the Company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. The audit includes a review of the internal accounting control structure to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach and not for the purpose of providing assurance on the system of internal control.

The Audit Committee of the board of directors is composed of three outside directors and is responsible for recommending the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically and privately with the independent accountants, as well as with management, to review accounting, auditing, internal accounting controls, and financial reporting matters.


/s/ Bruce T. Coleman

Bruce T. Coleman

Acting President and Chief Executive Officer


/s/John R. Brintnall

John R. Brintnall

Vice President of Finance, Chief Financial Officer, and Treasurer

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(in thousands except per share data)


Years Ended December 31          1995      1994     1993     1992     1991
                                --------------------------------------------

Revenue                         $78,837  $79,542   $55,687  $34,265  $22,278
                                --------------------------------------------
Income (loss) before
 income taxes                   $ 6,534  $(1,789)  $ 7,901  $ 3,832  $ 2,227
                                --------------------------------------------
Net income (loss)               $ 4,022  $(4,714)  $ 5,001  $ 3,552  $ 2,042
                                --------------------------------------------
Net income (loss) per common
 and common equivalent share    $   .17  $  (.21)  $   .26  $   .21  $   .13
                                --------------------------------------------
Weighted average number of
 common and common
 equivalent shares               23,443   21,972    19,228   17,263   15,230
                                --------------------------------------------

SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands except employee data)

December 31                      1995      1994     1993     1992     1991
                                --------------------------------------------
Current assets                  $61,525  $53,062   $53,506  $23,075  $16,244
                                --------------------------------------------
Current liabilities              17,200   17,675    17,103    9,470    4,514
                                --------------------------------------------
Working capital                 $44,325  $35,387   $36,403  $13,605  $11,730
                                --------------------------------------------
Total assets                    $79,134  $73,149   $66,101  $30,295  $20,505
                                --------------------------------------------
Long-term obligations           $    43  $   163   $   448  $   622  $   987
                                --------------------------------------------
Shareholders' equity            $60,506  $53,979   $48,550  $20,203  $15,004
                                --------------------------------------------
Number of full-time employees       408      338       326      212      174
                                --------------------------------------------


QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

                                          First    Second    Third   Fourth
Year Ended December 31                   Quarter   Quarter  Quarter  Quarter*
                                --------------------------------------------
1995
                                --------------------------------------------
Revenue                                  $18,731   $21,776  $16,587  $21,743
                                --------------------------------------------
Income (loss) from operations              2,480     3,443      244   (1,240)
                                --------------------------------------------
Net income (loss)                          1,748     2,434      467     (626)
                                --------------------------------------------
Net income (loss) per common
 and common equivalent share                 .07       .10      .02     (.03)
                                --------------------------------------------

1994
                                --------------------------------------------
Revenue                                  $15,596   $18,056  $23,833  $22,057
                                --------------------------------------------
Income (loss) from operations             (8,553)      432      853    4,219
                                --------------------------------------------
Net income (loss)                         (8,690)      472      705    2,799
                                --------------------------------------------
Net income (loss) per common
 and common equivalent share                (.41)      .02      .03      .12
                                --------------------------------------------

*The 1995 fourth quarter includes a $2.5 million pre-tax charge attributable to a management reorganization.

INVESTOR INFORMATION


PRINCIPAL OUTSIDE COUNSEL

Faegre & Benson LLP
Minneapolis, Minnesota


INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Minneapolis, Minnesota


TRANSFER AGENT

Chemical Mellon Shareholder Services L.L.C.
Richfield Park, New Jersey


FORM 10-K

A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished free of charge to any CNT shareholder upon either telephone request to (612) 797-6130 or written request to:

Investor Relations
Computer Network Technology Corporation
605 North Highway 169 -- Suite 800
Minneapolis, Minnesota 55441

Information on CNT is also available through the World Wide Web at http://www.cnt.com


ANNUAL MEETING

Shareholders, employees and friends are invited to attend CNT's annual meeting on Friday, May 17, 1996 at 10:00 a.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota.


PRICE RANGE OF THE COMPANY'S COMMON STOCK

The following table sets forth the range of high and low sales prices and volume for the Company's Common Stock (symbol CMNT), as reported on the Nasdaq Stock Market.

                                                 Common Stock
                                          ------------------------------
                                          High       Low        Volume
------------------------------------------------------------------------
1995:
------------------------------------------------------------------------
 First Quarter                           $ 9.38     $5.88     10,149,178
------------------------------------------------------------------------
 Second Quarter                          $11.88     $7.63     10,875,501
------------------------------------------------------------------------
 Third Quarter                           $12.75     $4.75     20,863,956
------------------------------------------------------------------------
 Fourth Quarter                          $ 7.25     $4.25      9,083,629
------------------------------------------------------------------------

1994:
------------------------------------------------------------------------
 First Quarter                           $12.38     $8.63     13,600,473
------------------------------------------------------------------------
 Second Quarter                          $10.50     $6.50      7,126,219
------------------------------------------------------------------------
 Third Quarter                           $ 8.25     $5.13     11,776,789
------------------------------------------------------------------------
 Fourth Quarter                          $ 7.88     $5.63      7,354,229
------------------------------------------------------------------------

As of March 20, 1996, there were 1,124 shareholders of record. The Company estimates that an additional 10,000 shareholders own stock held for their accounts at brokerage firms and financial institutions.


DIVIDENDS

The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Bruce T. Coleman
Acting President and Chief Executive Officer
 Chief Executive Officer
 El Salto Advisors

Erwin A. Kelen
Vice Chairman of the Board
 Private Investor
 Kelen Ventures

Lawrence Perlman
 Chairman and Chief Executive Officer
 Ceridian Corporation

John A. Rollwagen
Chairman of the Board
 Private Investor
 John A. Rollwagen Company


EXECUTIVE OFFICERS

Bruce T. Coleman
Acting President and Chief Executive Officer

John R. Brintnall
Vice President of Finance, Chief Financial
Officer, and Treasurer

Kathleen E. Brush
Acting Vice President of Marketing

Richard E. Carlson
Vice President of Manufacturing

William C. Collette
Vice President of Engineering

Peter Dixon
Vice President of International

Richard G. Helgeson
Vice President of Sales

Scott A. McCourt
Vice President of Brixton Development

Kristine E. Ochu
Vice President of Human Resources

Julie C. Quintal
Vice President of Customer Support

[LOGO OF COMPUTER NETWORK TECHNOLOGY CORPORATION]

Corporate Locations:
Computer Network Technology Corporation
6500 Wedgwood Road
Maple Grove, Minnesota 55311-3640
Tel: 612-550-8000
Fax: 612-550-8800

Computer Network Technology Corporation
605 North Highway 169, Suite 800
Minneapolis, Minnesota 55441
Tel: 612-797-6000
Fax: 612-797-6813
Web: http://www.cnt.com

Computer Network Technology Corporation
125 CambridgePark Drive
Cambridge, Massachusetts 02140
Tel: 617-498-2300
Fax: 617-498-2480

Wholly Owned Subsidiaries:
CNT Asia Pacific Pty Ltd.
North Sydney NSW 2060
Australia
Tel: 61-29-922-4177

CNT France S.A.
92250 LaGarenneColombes
France
Tel: 33-1-4130-1212

CNT International Ltd.
Langley, Slough SL3 6EX
United Kingdom
Tel: 44-1753-792400

Joint Ventures:
CNTware Vernetzungssysteme GmbH
63128 Dietzenbach
Germany
Tel: 49-6074-82770

International Distributors:
Korea Computer Maintenance Corporation
Seoul, Korea
Tel: 82-2-771-5800

ECU 10 -- (IPM)
Barcelona, Spain
Tel: 34-3-477-0436

World Information Technologies Co., Ltd.
Bangkok, Thailand
Tel: 66-2-233-2261

CMA Computer Marketing A/S
Oslo, Norway
Tel: 47-2-266-0722

Telematics & Services
Brussels, Belgium
Tel: 32-2-346-2586

Controlware AG
Pfaeffikon, Switzerland
Tel: 41-0-5548-6116

Controlware GmbH
Dietzenbach, Germany
Tel: 49-6074-858-247

Telena Telecomunicazioni Spa
Milano, Italy
Tel: 39-2-582-001

Kanematsu Electronics Limited
Tokyo, Japan
Tel: 81-3-5250-6161

CESCE Equip'amentos Informaticos, Lda.
Lisboa, Portugal
Tel: 351-1315-6190

Techniva, S.A. de C.V.
Zona Rosa, Mexico D.F.
Tel: 525-207-7295

ComTec
Bryanston, South Africa
Tel: 27-11-463-6450

Memorex Telex P.R. Inc.
San Juan, Puerto Rico
Tel: 809-154-7936


IBM Brasil -- Industria,
maquinas e Servicos Ltda.
Rio de Janeiro, Brasil
Tel: 55-21-532-5473

CMA Computer Marketing A/S
Stockholm, Sweden
Tel: 46-8-666-0800

Paradigm Systems Brasil
Sao Paulo, Brasil
Tel: 55-11-851-0949

Benton Software International b.v.
Hoofddorp, The Netherlands
Tel: 31-2503-12268

Interlink Computer Communications, Ltd.
Ramat-Gan, Israel
Tel: 972-3-7513135

Sistemas Informaticos Abiertos
Madrid, Spain
Tel: 34-1-683-4781

Open Technologies Ltd.
Moscow, Russia
Tel: 7-095-132-5292

UNIXPAC Pty. Limited
Sydney, Australia
Tel: 61-2-9953-8366

Hysys
Seoul, Korea
Tel: 82-2-783-2903

LG Electronics Inc.
Seoul, Korea
Tel: 82-2-3459-5319

Padraoix
Brasilia, Brasil
Tel: 55-61-274-6092

Copyright (C) 1996 by Computer Network Technology Corporation (CNT). All rights reserved. Any reproduction of these materials without the prior written consent of CNT is strictly prohibited.

CNT, the CNT logo, Channelink, and Brixton are trademarks or registered trademarks of Computer Network Technology Corporation.
All other trademarks identified herein are the property of their respective owners. CNT is an equal opportunity employer.