Form 10-K, Exhibit 13
period 1996-12-31
COMPUTER NETWORK TECHNOLOGY CORP
filed 1997-03-31
CIK 701319

                                  [CNT LOGO]


Building a New Future










                    [Artwork depicting CNT Building Blocks]














                                                              1996 Annual Report

                                         Computer Network Technology Corporation

Profile

Computer Network Technology Corporation (NASDAQ: CMNT) is an acknowledged worldwide leader in the design and marketing of high-performance networking solutions that seamlessly integrate traditional legacy data processing systems with open systems to create enterprise-wide networks and Intranets. CNT offers Fortune 1000 customers a diverse mix of technologies for enterprise data access, high speed communications and flexible interconnectivity. CNT products provide open systems connectivity, data center consolidation and disaster recovery, network based storage solutions and Internet and legacy applications access.

     With a customer base including more than half of the Fortune 100, CNT is recognized for its commitment to 100% customer satisfaction, and for its proven expertise in high-speed connectivity over extended distances for both mission critical data and applications. CNT's products are sold worldwide through a direct sales force and a network of authorized distributors. CNT is headquartered in Minneapolis, Minnesota, with product development and manufacturing operations in Minneapolis and Westborough, Massachusetts.

Key Business Strategies

We are building "the new Computer Network Technology Corporation," positioned to take advantage of emerging needs in the fast-changing data management and networking environments, by:
 .Introducing new products into growth markets
 .Leveraging CNT technology into partnership sales opportunities
 .Investing in people, training, support and cross-functional processes.


Table of Contents
Letter to Shareholders                                  2
Enterprise Information Management:
  Recovery                                              4
  Access                                                6
  Connectivity                                          8
Selected Financial Data                                10
Management's Discussion and Analysis                   11
Financial Statements and Notes                         15
Independent Auditors' Report                           26
Investor Information                                   28
Corporate Information                   Inside Back Cover

Financial Highlights
(in thousands except per share data)



For the Year                                         1996       1995   Change
Revenue                                           $97,109    $78,837      23 %
Net income before special charges                   3,088*     5,572*    (45)%
Net income per share before
   special charges                                    .13*       .24*    (46)%
Net income                                          1,360      4,022     (66)%
Net income per share                                  .06        .17     (65)%

At Year End

Total assets                                      $82,379    $79,134       4 %
Shareholders' equity                               64,161     60,506       6 %
Working capital                                    48,734     44,282      10 %
Closing stock price                                  5.00       4.50      11 %

(Revenue, Net Income (Loss) Per Share and Shareholders' Equity Bar Charts Appear
Here)

   Revenue                Net Income (loss)              Shareholders Equity
(in Millions)                Per Share                      (in Millions)
  92 = $34                 92 = $.21                          92 = $20
  93 = $56                 93 = $.26/$.28*                    93 = $49
  94 = $80                 94 = ($.21)/$.29*                  94 = $54
  95 = $79                 95 = $.17/.24*                     95 = $61
  96 = $97                 96 = $.06/.13*                     96 = $64

*Excludes a charge in 1996 of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology; excludes a charge in 1995 of $2.5 million, or $.07 per share after tax, attributable to a management reorganization; excludes charges in 1994 aggregating $.40 per share after tax of $9.3 million for purchased in-process research and development, $2.8 million for the write-down of excess inventory, and $.5 million related to a reduction in workforce; excludes a charge in 1993 of $.5 million, or $.02 per share after tax, for purchased in-process research and development and other acquisition costs.

[GRAPH APPEARS HERE]

To Our Shareholders

[Photo of Thomas Hudson]

CNT is in the midst of a necessary and exciting transition. Joining CNT in mid-1996, I found a company in search of renewed growth and sustainable profits. As an engineering-driven organization, CNT had difficulty converting R&D investments into new products. Manufacturing efficiencies were limited by a custom-product business orientation. Past acquisitions, Ultra and Brixton(R), were slow to be integrated. CNT was also challenged to profitably expand domestic and international sales. We are positioned as a channel extension company and are not as well known for the rich technology building blocks that we offer to create a wide range of network solutions. We need to change that. Having said this, CNT has a wonderful installed base of customers and a workforce committed to quality service and 100 percent customer satisfaction.

     Fiscal 1996 results were not satisfactory, but we took important corrective steps to build on our base and position CNT for a stronger future. Today, CNT is more focused on the recovery, access and connectivity needs of our customers. We bring to our customers exceptional products and knowledge in four areas: heterogeneous IT architectures for computers and communications; mainframes and distributed storage management; wide area networking; and legacy and open systems interconnection. We have key core competencies in systems consulting, connecting, emulating and leveraging customers' existing investments with new technologies. We are acutely aware of the technology challenges our customers face.

The Year in Review
During 1996 we:

     - Achieved a 23 percent growth in revenues principally from new success selling products through our strategic partners, as well as continued growth in service fees which reflects our growing base of installed products.

     - Reported net income before special charges of $3.1 million, or $0.13 per share, versus net income before special charges of $5.6 million, or $0.24 per share, in 1995.

     - Took a $2.7 million pretax charge, or $.07 per share, for the write-down of the Brixton purchased software technology asset. It became evident that changing market conditions and evolving customer requirements had shortened the expected life of the original Brixton software asset, a business acquired in 1994.

     - Invested $8 million to strengthen our organization, particularly the sales infrastructure. After boosting the sales force by 30 percent, we began redeploying in late 1996 the Brixton-dedicated team to represent our full line of products. We expect this initiative will have tangible results in the second half of 1997. We must improve our sales productivity in 1997.

     - After a long hiatus in product introductions, we brought a series of new products to market in late 1996 and early 1997. These new products, which are discussed further in this report, are designed to meet new and existing customer needs for enterprise information management: enhanced communication bandwidth management, high-performance access to SNA mainframe applications and data bases by open system users, high-speed file transfer, network-based storage applications and high-performance Intranet/Internet access to corporate data.

     - Invested approximately 15% of revenues in engineering to improve product quality and develop new technology for release later in 1997 and beyond.

     - Added IBM and EMC to CNT's list of prestigious marketing partners. This report includes an example of our work with IBM/Business Recovery Services--a new electronic vaulting and data recovery operation recently installed for NationsBank. Our growing list of partners, which also includes Sun Microsystems, demonstrates their confidence in our technology and products. Working together, we can more rapidly deliver product solutions to the market. Partnering relationships provided approximately $13 million of 1996 product revenues.

     - Maintained a strong financial position. 1996 operations generated approximately $12 million of positive cash flow. We ended 1996 with approximately $35 million of cash on hand.

     These actions and accomplishments did not result in a satisfactory return for shareholders

I AM COMMITTED TO ACHIEVING IMPROVED SHAREHOLDER RETURNS AS WE SUCCESSFULLY EXECUTE OUR BUSINESS PLANS.

in 1996. We are making many fundamental changes that set the stage for a new, stronger CNT to emerge in 1997.

Reinventing CNT

Channel extension products helped launch companies into a new era of business computing and delivered CNT's early success. (CNT's leading-edge channel extension products - Channelink(R)- are the core devices connecting large, distant and dissimilar mainframes and networks.)

     Today, large enterprises find themselves in a diverse, heterogeneous mix of technology, architecture, vendors and standards for computing and communication. As companies seek to exploit new technologies, they are confronted by existing investments in legacy mainframes, servers, open systems and infrastructure. At the same time, there is an explosion of capacity in the amounts of computer bandwidth available and storage capacity in use for both mainframes and distributed open systems. Significant changes in technology are redefining the risk/return formulas of information management. CNT has the service and product answers to leverage and protect these investments, enable coexistence among multiple technologies and quickly integrate new enterprise solutions.

     Our seven-days-a-week, 24-hours-a-day service team solves CNT-related problems and helps customers with many non-CNT problems. This legendary service differentiates CNT and has become an inseparable part of the product solution we provide to our Fortune 1000 customers.

     CNT has developed a new product strategy that is seeded and based in our service, support and delivery capability. We will capitalize on Channelink's strength as we add rich technology, develop new platforms and launch new products. We recently expanded our software application solutions to give customers the building blocks to solve other information management problems:
FileSpeed(TM), which provides high-speed data transfer; Channelink
Integrated Gateway(TM), which delivers high-performance, enterprise-wide application access; and the Web Integrator(TM) Suite, which transforms the browser into a corporate information access tool and improves responsiveness to end-user requests and rapid prototyping of new applications.

     CNT will continue to identify customers' business problems and apply our technology to delivering responsive product solutions. We also pledge our 1-800 service team to maintaining the integrity of customers' worldwide, mission-critical applications.

1997 Outlook

In 1996, we laid a strong organizational foundation and set some aggressive goals for 1997. We are working to grow the base business as we target growth markets with our new products. We will focus on a broader universe of customer needs in enterprise information management: recovery, access and connectivity. Ongoing research and development will focus on new product development and continuous quality and process improvements.

     Our organization is strengthening today as a result of new cross-functional product development disciplines and a more market-oriented focus. CNT's products, along with our new partnering initiatives, should enable us to deliver better financial results as 1997 unfolds. I am committed to achieving improved shareholder returns as we successfully execute our business plans. I want to thank our superb employees, whose dedication and expertise are an integral part of the new CNT. I also want to thank our shareholders for their continued support.

Sincerely,


/s/ Thomas G. Hudson

Thomas G. Hudson
President, Chief Executive Officer and
Acting Chief Financial Officer
March 24, 1997

Enterprise Information Management: Recovery

Delivering High-Performance Data Backup and Recovery at NationsBank
-------------------------------------------------------------------

NationsBank is the fourth largest financial institution in the U.S., with $229 billion in assets and retail banking operations in 16 states and the District of Columbia. It operates three large data centers located across the country.

     "Banking is an information business. And a company the size of NationsBank handles an enormous amount of information every day," said Hugh L. McColl Jr., chairman of NationsBank. In fact, NationsBank transmits to electronic vaulting facilities an estimated two terabytes of data each day. "This data must flow constantly, without interruption, because our millions of customers demand it," McColl said. "We must always be open for business."

     Partnering with IBM's Business Recovery Services (BRS) and NationsBank, CNT is contributing vital technology to this comprehensive disaster avoidance and business transaction recovery capability. The new NationsBank system provides ongoing, real-time data backup and recovery for the bank's critical mainframes in the event of a disruption.

     The result: a significantly shorter recovery period than was previously possible, saving precious time, computing resources and lost productivity. The bank also avoids many disruptions and gains a third strategically located facility in case of disaster.

     "If a NationsBank application goes down, IBM's recovery center will help reestablish the application within hours and protect real-time customer data," said Anthony Martinez, director of business recovery services at IBM Global Services.

     CNT's Channelink technology connects NationsBank data centers with the IBM recovery center. Information at both data centers is regularly updated and stored in robotically-equipped IBM vaults housing more than 20,000 electronic storage tapes. The NationsBank recovery system accomplishes:

     . electronic remote journaling to capture intra-day transaction data;

     . standby systems to ensure immediate availability of critical systems;
and a

     . continuously operating network node to make certain the entire network infrastructure is connected to the recovery center when needed.

     The speed, reliability and functionality of this CNT-facilitated data recovery operation "raises the bar" for data management and recovery in the banking industry. CNT is now adding its DS-3 communications compression capability to the NationsBank Channelink installation. This new feature will halve the number of NationsBank advanced communications circuits, yielding hundreds of thousands of dollars in savings each month.

Providing High-Performance Access and Real-time Back-up to Disk Data
--------------------------------------------------------------------

A major U.S. automaker maintains its critical data in a disk storage rather than a tape environment because of the disk format's faster data retrieval characteristics. With two data centers and a heavy load of information to be managed, the automaker was seeking a highly reliable way to perform real-time data backup at both locations. The automaker's choice was to use a CNT software solution for fast, high-performance connectivity over a wide-area network. This solution enables the automaker's employees to access disk-stored information from the central data center and alternate disk repositories--despite distance and without additional host software. With this solution, the automaker can now restore mission-critical data remotely at native or better-than-native speeds. The technology also accommodates rapid data center consolidation or relocation as business conditions dictate. In addition, this disk-based solution eliminates the need for time-consuming, costly tape backup of key applications. This solution provided significantly faster, more flexible data access and a considerable reduction in data communication costs.

The CNT Difference

Today's round-the-clock global economy runs on information. The pressure of global transactions has virtually eliminated the time window for data backup. To compete in this new environment, companies can either invest in duplicate processing OR structure facilities to perform real-time backup. CNT Channelink hardware and software support real-time data backup and recovery. Among these products is the interoperability with EMCs Symetrix (SRDF) business continuance software for long-distance data mirroring. CNT's CopyXpress software provides connectivity for IBM's Extended Remote Copy (XRC), permitting fast data transfer in remote disk environments. Filespeed offers high performance backup methods for open systems.



    [ARTWORK DESCRIBING ENTERPRISE INFORMATION SOLUTIONS FOR HETEROGENEOUS
                                 ENVIRONMENTS]



Timely and affordable recovery options can be built with CNT building blocks that offer a range of options balancing customers' needs for critical, timely recovery (seconds, hours or days) and affordability.

Enterprise Information Management:
                           Access



Facilitating Integrated Company-Wide Network Access
----------------------------------------------------

Managing huge amounts of data quickly and cost-effectively is a critical component of success in the increasingly competitive healthcare industry. Through a series of acquisitions, one of America's largest health care providers merged multiple local area networks (LANS) serving the desktop computers of employees across the country, requiring a new solution for network management and coordination. The company's long-term success depended on establishing reliable communication between the LAN architectures and the company's mainframe. The health provider required a solution that would enable it to leverage its existing mainframe investment and delay additional central processing purchases while increasing information accessibility and providing a foundation for future Intranet- and Internet-based standard solutions. CNT's Channelink Integrated Gateway hardware and software provided the gateways to link the LANS and mainframes into a single, highly effective system. The gateways also reduced the computing load on the mainframe computers by shifting server processing from the expensive mainframes to CNT's cost-effective platform. With CNT's server performance, the company's growing user traffic could be accommodated with fewer gateways and easily administered via an on-screen management system. This solution quickly delivered considerable savings, and the health provider now has the communications infrastructure to accommodate additional acquisitions and support future Intranet/Internet architectures with less impact on its legacy systems.

Improving Access and Network Streamlining
-----------------------------------------

A major national designer and manufacturer of office furniture and work environments was anxious to streamline its existing data sharing network of more than 67 gateways between its mainframe and various LANS nationwide. It found the answer in CNT's Channelink Integrated Gateway, which reduced the number of access gateways to just two. The new hardware and software gateway solution functions as a single system, using a high-performance, user-friendly interface for easy desktop viewing, configuration, monitoring and administration rather than requiring staff presence at the site of the actual gateway. By consolidating LAN traffic on fewer high-performance CNT gateways, the company gained valuable mainframe capacity, lowered its costs of access software and network management, and was able to handle the increased communications load generated by its growing national business.

Providing User-Friendly Access for Employees and Customers
----------------------------------------------------------

To create a competitive advantage, a major bank in The Netherlands was seeking a cost-effective, user-friendly way for its employees and customers to do their banking transactions electronically. The bank required a quick solution that could accommodate thousands of mainframe transactions without building a costly new private network. The bank's solution: use the Internet, an already established public access system. CNT's Web Integrator Product Suite was selected to provide the friendly interfaces for banking transactions between the mainframe and the user. The bank has already improved its round-the-clock service to its patrons while realizing savings on in-person and telephone transactions. With potentially more transactions and inquiries handled on gateways, the bank's mainframe is used more efficiently -- delaying costly new data center investments. Best of all, the bank is now able to serve its employees and thousands of new customers much more affordably. CNT's Web Integrator Product Suite is designed for use by companies that wish to provide friendly, cost-effective and secure Web access to legacy mainframe systems.

The CNT Difference


Data is a critical corporate asset often protected in centralized data centers. Business success now increasingly depends on combining mission-critical mainframe data with decentralized user access. CNT's integrated hardware and software products help link diverse architectures, facilitating local and wide area networks and maximizing communications and computing capabilities. CNT is creating new, leading-edge integrated hardware and software products that link data networks and provide internet and Intranet access to mainframe data via the Channelink Integrated Gateway and the Web Integrator Product Suite.

           [Artwork Describing Enterprise Information Solutions for
                          Heterogeneous Environments]


Graphics-intensive desktop applications expand communications bandwidth, which boosts the cost of supporting distributed terminal networks. CNT products drive down costs by off-loading mainframe cycles, reducing software maintenance and the number of required gateways.

Enterprise information management:
                      Connectivity



Delivering Lower Operating Expenses Through Data Center Consolidation
---------------------------------------------------------------------

Following an aggressive acquisition program, a leading national money-center bank needed to consolidate its 15 data processing centers into two megacenters that worked together seamlessly. The bank selected the CNT Channelink hardware and communications software platform, which offered the capabilities the bank was seeking without re-investing in new central computing technology: maximizing the speed of peripheral equipment, optimizing the distribution of multiple data loads over communications channels, prioritizing processing functions and maximizing costly communications resources. The new data center network increased the processing capacity, speed and reliability of the bank's mission-critical data processing, while delivering significant savings in hardware, software, communication and data operations. The CNT Channelink solution paid for itself within a few months and continues to accommodate the computing needs of additional banks this customer has recently acquired.

Delivering Real-Time Information Recovery and Lower Costs Through
Data "Mirroring"
----------------

Last year, a major long-distance telecommunications firm determined that slow information backup and recovery was an unacceptable business risk. CNT's high-performance Channelink data center linking products enabled the telephone giant to "mirror" its data between its distant mainframe computers at virtually real-time speeds--essentially a delay-free disaster recovery capability. This solution provides an unprecedented level of disruption avoidance and uninterrupted distribution of customer statements. The result: consistently on-time billing and stronger cash flow.




Driving Down Costs Through Remote Printing
------------------------------------------

One of the world's largest brokerage and investment banking firms has three strategically located data centers to handle millions of customer accounts. Among other duties, the data centers regularly generate approximately 400 million account reports, equal to an estimated 60 million pages each month. To reduce its considerable report printing and mailing costs, the firm dispersed its downtown printing operations to seven less-expensive, lower-taxed suburban locations sited near postal stations nationwide. Each remote printer is driven by the data center computers via CNT's Channelink products. Thanks to the CNT connectivity solution, the brokerage realized immediate and substantial savings through lower real estate and reduced bulk mailing costs.

Sharing Vital Data Efficiently
-------------------------------

A prominent, global petroleum producer and refiner uses vast amounts of seismic data worldwide in the continual hunt for oil and gas reserves. The data is stored on thousands of computer tapes in data center silos, but the information is regularly needed by the producer's geophysical analysts at workstations worldwide. The company needed a fast, reliable way to transfer its huge files of seismic data from the tape silos, which use a traditional enterprise communications protocol, to the workstations, which reside in an open systems communications environment. The petroleum producer selected CNT's gateway technology for its value, performance and ability to handle tape processing at the gateway instead of at the host computer. CNT's gateway technology provides workstation access to mainframe and remote tape and disk systems and facilitates very high speed data transfers between the workstations, network servers and mainframe computers, which now process approximately 1 terabyte of data daily.

The CNT Difference

Managing data reliably, flexibly and cost-effectively over large distances is mission-critical. CNT's constantly evolving hardware and software tackle the most complex challenges -- at industry-leading, near-native speeds as new software further improves the price performance of CNT's data networking solutions. The ATM Channelink enhancement supports new network architectures with bandwidth on demand, improved resiliency and dynamic switching. The DS-3 data compression enhancement provides immediate relief from increasing communications bandwidth costs. Our advanced Filespeed integrated hardware and software solutions support very high-speed, channel-based bulk data networking.


[Artwork describing Enterprise Information Systems Solutions for Heterogeneous
                                 Environments]


Demands for increased I/O subsystem performance have limited the distances between computers, storage and peripheral equipment. CNT Channel Extension products completely eliminate this constraint to modern centralized and distributed data center design.

Selected Financial Data


Selected Consolidated Statements of Operations Data
(In thousands, except per share data)

                                                                     Years Ended December 31
                                                        -------------------------------------------------
                                                         1996       1995      1994       1993      1992
                                                        -------------------------------------------------

Revenue                                                 $97,109    $78,837   $79,542    $55,687   $34,265
Income (loss) from operations                               (49)     4,927    (3,049)     8,059     3,805
Income (loss) before income taxes                         2,024      6,534    (1,789)     7,901     3,832
Net income (loss)                                         1,360      4,022    (4,714)     5,001     3,552
Net income (loss) per common and
 common equivalent share                                $   .06    $   .17   $  (.21)   $   .26   $   .21
Weighted average number of common
 and common equivalent shares                            23,557     23,443    21,972     19,228    17,263


Selected Consolidated Balance Sheets Data
(In thousands, except employee data)
                                                                           December 31
                                                        -------------------------------------------------
                                                         1996       1995      1994       1993      1992
                                                        -------------------------------------------------

Current assets                                          $66,952    $61,525   $53,062    $53,506   $23,075

Current liabilities                                      18,218     17,243    17,675     17,103     9,470
Working capital                                          48,734     44,282    35,387     36,403    13,605

Total assets                                             82,379     79,134    73,149     66,101    30,295

Long-term obligations                                        -          -        163        448       622

Shareholders' equity                                    $64,161    $60,506   $53,979    $48,550   $20,203

Number of full-time employees                               493        408       338        326       212


Management's Discussion and Analysis of
Financial Condition and Results of Operations


     Results Of Operations

As an aid to understanding the Company's operating results, the following table sets forth certain information derived from the Consolidated Statements of Operations. (All amounts are expressed as a percentage of total revenue except gross profit, which is expressed as a percentage of the related revenue.)


Percentage of Revenue                             1996    1995    1994
                                                 ----------------------
Revenue:
Product sales                                     76.4%   77.2%   82.1%
Service fees                                      23.6    22.8    17.9
                                                 ----------------------
    Total revenue                                100.0   100.0   100.0
                                                 ----------------------

Gross profit:
Product sales                                     65.2    70.8    63.8
Service fees                                      24.7    17.7     9.9
                                                 ----------------------
    Total gross profit                            55.6    58.7    54.2
                                                 ----------------------

Operating expenses:
Sales and marketing                               31.2    27.9    25.8
Engineering and development                       14.4    16.1    14.3
General and administrative                         7.3     8.5     6.2
Purchased in-process research and development        -       -    11.7
Write-down of purchased technology                 2.8       -       -
                                                 ----------------------
    Total operating expenses                      55.7    52.5    58.0
                                                 ----------------------

Income (loss) from operations                     (0.1)    6.2    (3.8)
Other income, net                                  2.2     2.1     1.6
                                                 ----------------------

Income (loss) before income taxes                  2.1     8.3    (2.2)
Provision for income taxes                         0.7     3.2     3.7
                                                 ----------------------
Net income (loss)                                  1.4%    5.1%   (5.9)%
                                                 ----------------------


     Revenue

The Company's revenue primarily includes the licensing, sale and support of products for high performance enterprise networking and connectivity, enterprise access and enterprise information management and recovery that integrates traditional legacy data processing systems with open systems to create enterprise-wide networks.

     Revenue from product sales increased 22% in 1996 compared to a decrease of 7% in 1995 and an increase of 41% in 1994. The increase in revenue from product sales for 1996 is attributable to OEM product sales of the Company's channel connectivity controller to IBM and initial sales of the Company's new integrated gateway product. During 1996, the Company recognized revenue from OEM product sales to IBM, Sun Microsystems and others of approximately $13.0 million, compared to revenue from OEM product sales in 1995 of approximately $2.4 million. The decrease in revenue from product sales in 1995 was primarily attributable to a decrease in the sale of the Company's traditional enterprise networking and connectivity products of 12%, due to a reduction in orders from domestic end-user customers, which was partially offset by an increase in the sale of these products to the Company's international distributors and a 74% increase in the sale of the Company's enterprise access software products. The expected reduction in product sales from the Company's discontinued UltraNet product line also contributed to the decrease.

     Revenue from service fees, which primarily reflects maintenance, network reconfiguration and professional services from the Company's technical support personnel, increased 28%, 26% and 51% in 1996, 1995 and 1994, respectively. The year-to-year growth in service fees has primarily resulted from the growing base of customers using the Company's enterprise-wide networking products.

     In 1996, international revenue increased 7%, compared with increases of 8% and 31% in 1995 and 1994, respectively. During the 1994 to 1996 period, the Company derived 30% to 26% of its total revenue from international customers each year. During 1996, sales to one customer and its multiple divisions accounted for 18% of the Company's total revenue. No single customer accounted for more than 10% of the Company's total revenue in either 1995 or 1994.

     During the second half of 1995 and the first half of 1996, the Company hired additional sales representatives and sales consultants to focus exclusively on market opportunities for the Company's enterprise access software products. This strategy has not proven to be an effective use of resources as the additional investment did not increase sales of the Company's enterprise access software products. The Company subsequently reassigned certain sales representatives and sales consultants to sell the Company's entire family of products in other sales territories to permit broader account coverage.

     In January 1997, the Company introduced its new Channelink Integrated Gateway and Web Integrator product suites that improve mainframe application access and customer access to Internets and Intranets, and its new

FileSpeed product for data networking and recovery. In addition, the Company also announced a joint development agreement with EMC under which the two companies have developed interoperability between EMC's SRDF business continuance software and the Company's enterprise networking and connectivity products. The Company believes these new products and relationships should result in continuing demand for its products in both domestic and international markets. The Company believes that the reassignment of its sales representatives and sales consultants to provide broader account coverage will allow for better utilization of its existing sales resources and investments. In addition, the Company believes it can increase demand for its products by continuing to identify new applications and markets for its technology and by continuing to pursue the sale of these products through outbound technology initiatives, including OEMs.

     The Company expects continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders, because of their relative impact on total quarterly sales, may contribute to such fluctuations. The level of product revenue reported by the Company in any given period will continue to be effected by the receipt and fulfillment of sizable new orders from OEMs and others.

     Special Charges

During 1996, the Company recorded a $2.7 million pre-tax charge for the write-down of its purchased Brixton technology asset due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products (see note 1 to the Consolidated Financial Statements).

     During 1995, the Company recorded a $2.5 million pre-tax charge related to its management reorganization, which was included in the Consolidated Statements of Operations as follows: sales and marketing - $155,000; engineering and development - $1,503,000; general and administrative - $842,000. Included in this charge is an expense of $1,120,000 relating to a potential obligation for the repurchase of up to 280,000 shares of the Company's common stock from a former officer and director on the last trading day of calendar year 1997 for a price of $8.50 per share. During 1996, the former officer and director sold 182,600 common shares on the open market which were subject to the repurchase obligation. Engineering and development expense was reduced by $779,000 in 1996 due to the sale of these shares and fluctuations in the market price of the Companys common stock. At December 31, 1996, the Company's remaining obligation with respect to the common equity put option is for the potential repurchase of up to 97,400 shares of its common stock. The Company will continue to adjust compensation expense in future periods to reflect fluctuations in the market price of its common stock until such time as the Company has no remaining obligation to repurchase stock from the former officer and director (see note 6 to the Consolidated Financial Statements).

     During 1994, the Company recorded a $9.3 million pre-tax charge for purchased in-process research and development associated with the acquisition of Brixton, and a $2.8 million pre-tax charge to cost of product sales for the write-down of inventory associated with its discontinued UltraNet product line. Also during 1994, the Company recorded a pre-tax charge of approximately $500,000 related to a reduction in work force, which was included in the Consolidated Statements of Operations as follows: cost of service fees - $81,000; sales and marketing - $196,000; engineering and development - $190,000; general and administrative - $33,000.

     Gross Profit

In 1996, the gross profit margin from product sales was 65%, as compared to 71% in 1995 and 68% in 1994, excluding the UltraNet inventory charge. The decrease in gross profit margins from product sales in 1996 primarily resulted from lower margin OEM sales of the Company's channel connectivity controller to IBM, a decrease in higher-margin software sales as a percentage of total product sales, and increased charges for inventory obsolescence. The increase in gross profit margins from product sales in 1995 when compared to 1994 (excluding the UltraNet inventory charge) primarily resulted from a larger percentage of total product revenue coming from the sale of the Company's higher-margin enterprise access software products. Actual gross profit margins on product sales in 1997 will depend on a number of factors, including the mix of products, market acceptance of the Company's new products, the relative amount of products sold through indirect distribution sources and the level of continuing price competition.

     Gross profit margins from service fees were 25%, 18% and 10% in 1996, 1995 and 1994, respectively. The increase in gross profit margins from service fees in 1996 primarily resulted from improving economies of scale as a steadily increasing base of customers are contracting for maintenance services. The Company believes that any improvements resulting from economies of scale in 1997 will be offset by additional investments the Company expects to make in its service business to support new product introductions.

     Operating Expenses

Sales and marketing expenses, excluding special charges, increased 39%, 7% and 46% in 1996, 1995 and 1994, respectively. The increase in sales and marketing expense for 1996 is primarily attributable to the expansion of the Company's sales organization and an increase in commission expense due to the higher level of sales in 1996. The increase in sales and marketing expenses during 1995 when compared to 1994 is primarily attributable to an increase in employee recruitment and other costs associated with expansion of the Company's sales organization, which were partially offset by lower commission expense. The Company presently anticipates that the reassignment of certain sales representatives and sales consultants to permit broader account coverage for the Company's products will increase the productivity level of its existing sales and marketing investments, and will result in a slower rate of growth in sales and marketing expense in 1997.

     Engineering and development expense primarily consists of compensation and related fringe benefits, depreciation, and consulting expenses related to new product development and enhancements to existing products. Excluding special charges, the 32% increase in engineering and development expense for 1996 is primarily attributable to increases in compensation costs associated with expansion of the engineering staff, consulting and expenditures for engineering prototype materials. Engineering and development expenses, excluding special charges, remained relatively flat in 1995 when compared to 1994. As a percentage of total revenue, engineering and development expense excluding special charges ranged from 14% to 15% of total revenue each year during the 1994 to 1996 period. The Company anticipates investing approximately 15% of total revenue on engineering and development in 1997, which includes investments in current and future products. The Company believes a sustained high level of investment in engineering and development is essential to customer satisfaction and future revenue.

     General and administrative expenses, excluding special charges, increased 21%, 19% and 47% in 1996, 1995 and 1994, respectively. The increase in 1996 is primarily attributable to director and executive compensation, including costs to recruit and retain a new Director of Information Technology and a Chief Executive Officer, and employee severance. The increases in 1996 and prior periods are also attributable to expansion of the Company administrative organization due to increases in the level of orders and revenue. As a percentage of total revenue, general and administrative expenses, excluding special charges, ranged from 6% to 8% of total revenue each year during the 1994 to 1996 period.

     Interest income increased during the 1994 to 1996 period because of higher average balances of cash and marketable securities.

     In 1996 and 1995, the Company recorded a provision for income taxes at an effective rate of approximately 33% and 38%, respectively. The reduction in the 1996 effective tax rate is primarily attributable to a reduction in the level of nondeductible foreign losses and the purchased technology write-down. In 1994, excluding a non-deductible charge for purchased in-process research and development, the Company recorded a provision for income taxes at an effective rate of 39%.

     The Company's United States income tax returns for the years 1993 through 1995 are currently under examination. Management believes adequate provision for income taxes has been provided for all years through 1996.

     Liquidity and Capital Resources

The Company has historically financed its operations through the private and public sales of equity securities, bank borrowing under lines of credit, capital equipment leases and cash generated from operations.

     Cash, cash equivalents and marketable securities at December 31, 1996 totaled $35.1 million, an increase of $6.7 million during 1996. This increase resulted from cash provided by operations of $12.1 million, financing activities of $1.9 million (resulting from the proceeds from the exercise of employee stock options and issuance of shares under the Company's employee stock purchase plan), partially offset by cash used for investing in property and equipment, field support spares, other assets and exchange rates of $7.3 million. Expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. The Company plans to invest aggressively in productivity tools for its employees and in its field support spares. In addition, in March 1997, the Company's board of directors authorized the repurchase of up to 2,000,000 shares of its common stock on the open market.

     The Company believes that its current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flow from operations, will be adequate to fund its operating plans and meet its currently anticipated aggregate capital requirements, at least through 1997.

     The Company believes that inflation has not had a material impact on its operations or liquidity to date.

     Forward Looking Statements

Certain statements in this Annual Report and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements". All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in such forward-looking statements. The Company's ability to successfully identify and incorporate new technologies into new and enhanced products and to develop and maintain compatibility and interoperability with the products of others, as well as new product introductions by competitors and the continuing availability of intellectual property licenses on commercially available terms may impact the Company's ability to increase demand for its products. The success of the Company's sales force reassignment to provide for broader account coverage and better utilization of existing resources and to bring about a slower rate of growth in sales and marketing expense may be impacted by the expertise and commitment of the effected personnel, market acceptance of new and existing products and competitive market conditions. The unanticipated need to enhance or modify products due to changing market requirements, the success of current product programs, the need to meet unanticipated product opportunities and the amount of total revenue in 1997 may affect whether engineering and development expense will equal approximately 15% of total revenue in 1997. The Company's ability to generate revenue as presently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace, including unexpected increases in personnel and product development expenses, may affect whether the Company has sufficient cash resources to fund its operating plans and capital requirements through at least 1997.

     Other factors that could cause the results of the Company to differ materially from those contained in any such forward-looking statements include general economic conditions, costs and availability of components and fluctuations in exchange rates. In addition, the markets for the Company's products are characterized by significant competition, and the Company's results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products and the reduction of prices by such competitors to gain or retain market share. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

Consolidated Statements of Operations

                                                                               Years ended December 31
                                                                        ------------------------------------------
                                                                           1996           1995           1994
                                                                        -----------    -----------    ------------
Revenue:
  Product sales                                                         $74,169,582    $60,889,828    $65,332,961
  Service fees                                                           22,939,280     17,946,819     14,208,812
                                                                        -----------    -----------    -----------
     Total revenue                                                       97,108,862     78,836,647     79,541,773
                                                                        -----------    -----------    -----------
Cost of revenue:
  Cost of product sales                                                  25,842,965     17,799,484     23,664,972
  Cost of service fees                                                   17,269,005     14,772,744     12,808,784
                                                                        -----------    -----------    -----------
     Total cost of revenue                                               43,111,970     32,572,228     36,473,756
                                                                        -----------    -----------    -----------

Gross profit                                                             53,996,892     46,264,419     43,068,017
                                                                        -----------    -----------    -----------
Operating expenses:
  Sales and marketing                                                    30,226,296     21,882,903     20,499,023
  Engineering and development                                            13,995,530     12,718,295     11,347,683
  General and administrative                                              7,103,492      6,736,444      4,968,251
  Purchased in-process research and development                                   -              -      9,302,212
  Write-down of purchased technology                                      2,720,303              -              -
                                                                        -----------    -----------    -----------

     Total operating expenses                                            54,045,621     41,337,642     46,117,169
                                                                        -----------    -----------    -----------

Income (loss) from operations                                               (48,729)     4,926,777     (3,049,152)
                                                                        -----------    -----------    -----------

Other income (expense):
  Interest income                                                         1,859,442      1,616,503        629,064
  Interest expense                                                          (46,230)       (59,825)      (125,181)
  Other, net                                                                259,248         50,993        755,884
                                                                        -----------    -----------    -----------
     Other income, net                                                    2,072,460      1,607,671      1,259,767
                                                                        -----------    -----------    -----------

Income (loss) before income taxes                                         2,023,731      6,534,448     (1,789,385)

Provision for income taxes                                                  664,000      2,512,000      2,925,000
                                                                        -----------    -----------    -----------

Net income (loss)                                                       $ 1,359,731    $ 4,022,448    $(4,714,385)
                                                                        -----------    -----------    -----------

Net income (loss) per common and common equivalent share                       $.06           $.17          $(.21)
                                                                        -----------    -----------    -----------

Weighted average number of common and common
  equivalent shares                                                      23,556,717     23,443,137     21,971,983
                                                                        -----------    -----------    -----------

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                                       December 31
                                                                                --------------------------
                                                                                   1996           1995
                                                                                -----------    -----------
Assets
Current assets:
  Cash and cash equivalents                                                     $ 4,847,078    $ 5,959,931
  Marketable securities                                                          30,217,791     22,448,987
  Receivables, net                                                               18,188,951     18,545,363
  Inventories                                                                    10,451,290     10,534,152
  Deferred tax asset                                                              2,425,000      2,559,000
  Other current assets                                                              822,158      1,477,568
                                                                                -----------    -----------
     Total current assets                                                        66,952,268     61,525,001
                                                                                ===========    ===========

Property and equipment, net                                                       9,112,591      8,598,666
Field support spares, net                                                         3,835,718      4,406,225
Deferred tax asset                                                                1,052,000              -
Purchased technology, net                                                           134,000      3,534,849
Goodwill, net                                                                       641,407        722,167
Other assets                                                                        651,001        347,209
                                                                                -----------    -----------
                                                                                $82,378,985    $79,134,117
                                                                                ===========    ===========

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                                              $ 3,833,380    $ 2,578,188
  Accrued liabilities                                                             9,063,530      7,410,409
  Deferred revenue                                                                5,321,427      7,254,446
                                                                                -----------    -----------
     Total current liabilities                                                   18,218,337     17,243,043
                                                                                -----------    -----------
Deferred tax liability                                                                    -      1,385,000
                                                                                -----------    -----------
     Total liabilities                                                           18,218,337     18,628,043
                                                                                -----------    -----------

Shareholders' equity:
  Preferred stock, authorized 1,000,000 shares; none issued and outstanding               -              -
  Common stock, $.01 par value; authorized 30,000,000 shares, issued and outstanding 23,408,064 at December 31, 1996 and
     22,929,360 at December 31, 1995                                                234,081        229,294
  Additional paid-in capital                                                     60,372,336     58,150,984
  Retained earnings                                                               3,725,543      2,365,812
  Cumulative translation adjustment                                                (171,312)      (240,016)
                                                                                -----------    -----------
     Total shareholders' equity                                                  64,160,648     60,506,074
                                                                                -----------    -----------
                                                                                $82,378,985    $79,134,117
                                                                                ===========    ===========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                             Common Stock        Additional     Retained     Cumulative
                                         ---------------------    Paid-In       Earnings    Translation
                                           Shares     Amount      Capital      (Deficit)     Adjustment       Total
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993               20,998,023   $209,980   $45,742,435  $ 3,057,749     $(460,004)   $48,550,160
----------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the
  employee stock purchase
  plan and exercise of stock
  options, net of 1,844 shares
  redeemed                                  376,005      3,760     1,202,383            -             -      1,206,143
Shares issued in connection
  with the acquisition of Brixton           986,094      9,861     8,501,255            -             -      8,511,116
Tax benefits related to
  employee stock option
  transactions                                    -          -       355,000            -             -        355,000
Change in cumulative
  translation adjustment                          -          -             -            -        70,836         70,836
Net loss                                          -          -             -   (4,714,385)            -     (4,714,385)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994               22,360,122    223,601    55,801,073   (1,656,636)     (389,168)    53,978,870
----------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the
  employee stock purchase
  plan and exercise of stock
  options and warrants, net of
  86,308 shares redeemed                    569,238      5,693     1,445,911            -             -      1,451,604
Tax benefits related to
  employee stock option
  transactions                                    -          -       904,000            -             -        904,000
Change in cumulative
  translation adjustment                          -          -             -            -       149,152        149,152
Net income                                        -          -             -    4,022,448             -      4,022,448
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               22,929,360    229,294    58,150,984    2,365,812      (240,016)    60,506,074
----------------------------------------------------------------------------------------------------------------------
Shares issued pursuant to the
  employee stock purchase
  plan and exercise of stock
  options, net of 22,527 shares
  redeemed                                  478,704      4,787     1,929,352            -             -      1,934,139
Tax benefits related to
  employee stock option
  transactions                                    -          -       292,000            -             -        292,000
Change in cumulative
  translation adjustment                          -          -             -            -        68,704         68,704
Net income                                        -          -             -    1,359,731             -      1,359,731
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996               23,408,064   $234,081   $60,372,336  $ 3,725,543     $(171,312)   $64,160,648
-----------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
                                                                                                                                  17


Consolidated Statements of Cash Flows

                                                                               Years Ended December 31
                                                                     ------------------------------------------
                                                                         1996           1995           1994
                                                                     -------------  -------------  ------------
Operating activities:
  Net income (loss)                                                  $  1,359,731   $  4,022,448   $ (4,714,385)
  Depreciation and amortization                                         7,960,087      7,418,179      6,717,541
  Tax benefits related to employee stock option transactions              292,000        904,000        355,000
  Write-down of purchased technology                                    2,720,303              -              -
  Purchase of in-process research and development                               -              -      9,302,212
  Change in deferred taxes                                             (2,303,000)      (386,000)    (1,392,844)

Changes in operating assets and liabilities, net of the effect of the purchase of Brixton:
  Receivables                                                             356,412      4,906,235     (5,027,197)
  Inventories                                                              82,862     (2,473,789)     1,856,000
  Other current assets                                                    655,410       (389,404)       587,381
  Accounts payable                                                      1,255,192        415,134     (2,666,173)
  Accrued liabilities                                                   1,653,121       (800,620)       949,482
  Deferred revenue                                                     (1,933,019)      (209,375)     2,143,449
                                                                     -------------  -------------  ------------
     Cash provided by operating activities                             12,099,099     13,406,808      8,110,466
                                                                     -------------  -------------  ------------
Investing activities:
  Additions to property and equipment                                  (4,922,298)    (3,299,233)    (4,309,070)
  Additions to field support spares                                    (2,219,901)    (1,562,608)    (4,707,027)
  Purchase of Brixton, net of cash acquired                                     -              -     (5,455,671)
  Purchase of marketable securities                                   (50,670,862)   (31,639,572)    (2,486,234)
  Redemption of marketable securities                                  42,902,058     11,676,819              -
  Other                                                                  (303,792)      (106,114)       (91,862)
                                                                     -------------  -------------  ------------
     Cash used in investing activities                                (15,214,795)   (24,930,708)   (17,049,864)
                                                                     -------------  -------------  ------------
Financing activities:
  Proceeds from issuance of common stock                                1,934,139      1,451,604      1,206,143
  Repayments of obligations under capital leases                                -              -       (943,892)
                                                                     -------------  -------------  ------------
     Cash provided by financing activities                              1,934,139      1,451,604        262,251
                                                                     -------------  -------------  ------------
Effects of exchange rate changes                                           68,704        176,322         80,315
                                                                     -------------  -------------  ------------
Net decrease in cash and cash equivalents                              (1,112,853)    (9,895,974)    (8,596,832)

Cash and cash equivalents - beginning of year                           5,959,931     15,855,905     24,452,737
                                                                     -------------  -------------  ------------
Cash and cash equivalents - end of year                              $  4,847,078   $  5,959,931   $ 15,855,905
                                                                     -------------  -------------  ------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 1996, 1995 and 1994

(1) Summary of Significant Accounting Policies

     Description of Business

Computer Network Technology Corporation is engaged in the design, marketing and support of high-performance networking products that integrate traditional legacy data processing systems with open systems to create enterprise-wide networks.

     Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

     Revenue Recognition

Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with original equipment manufacturers (OEM) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period.

     Deferred revenue primarily consists of the unearned portion of service agreements billed in advance and amounts billed to customers prior to recognition by the Company of the applicable revenue.

     Cash Equivalents

The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

     Marketable Securities

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 "Acccounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The Company's marketable securities are classified as available-for-sale and are carried at fair value in accordance with SFAS No.
115. If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity.

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

     Purchased Technology

Purchased technology acquired in connection with the acquisition of Brixton Systems, Inc. (see note 3) is carried at cost less accumulated amortization and impairment charges and is amortized using the straight-line method over its estimated useful life. During 1996, the Company evaluated this asset for impairment due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products. The evaluation resulted in a write-down of the purchased technology to its net realizable value and an impairment charge in 1996 of $2,720,303. The evaluation also resulted in a reduction in the remaining amortization period for the purchased technology from seven years to one year based on the factors identified above. At December 31, 1996 and 1995, accumulated amortization and impairment charges were $4,629,796 and $1,228,947, respectively.

     Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over 20 years. Unamortized goodwill balances are reviewed periodically to determine recoverability. If the asset is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its net realizable value. As of December 31, 1996, no impairment charges have been recognized. At December 31, 1996 and 1995, accumulated amortization was $224,877 and $158,464, respectively.

     Allowance for Returns and Credit Losses

An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1996 and 1995 was $898,696 and $1,130,726, respectively.

     Engineering and Development

The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No. 86). The Company has expensed all engineering and development costs to date as such costs do not meet the criteria for capitalization outlined in SFAS No. 86.

     Net Income (Loss) Per Share

For the years ended December 31, 1996 and 1995, net income per common and common equivalent share was determined by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares primarily result from dilutive stock options and warrants. For the year ended December 31, 1994, net loss per common and common equivalent share was computed using the weighted average number of common shares outstanding; stock options and warrants were excluded due to their antidilutive effect.

     Foreign Currency

The financial statements of the Company's international subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS No.
52). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting traslation adjustments are recorded as a separate component of shareholder's equity.

     Foreign currency transaction gains and losses are included in determining net income (loss). For the year ended December 31, 1996, the Company recorded a foreign currency transaction loss of $99,364. For the years ended December 31, 1995 and 1994, the Company recorded foreign currency transaction gains of $77,037 and $632,133, respectively.

     Income Taxes

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Stock Compensation Plans

The Company accounts for its stock based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

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

(2) Marketable Securities

The Company's investments in marketable securities are summarized as follows:

                                      December 31
                              -------------------------
                                 1996          1995
                              -------------------------
Corporate debt securities     $22,810,360   $16,945,004
U.S. Government and
   Agency Securities            7,407,431     5,503,983
                              -------------------------
                              $30,217,791   $22,448,987
                              -------------------------

The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1996 and 1995 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three-year period ended December 31, 1996. Proceeds from the sale of marketable securities during 1996 and 1995 were $23,042,231 and $3,518,755, respectively. There were no sales of marketable securities during 1994. At December 31, 1996, investments in marketable securities include $19,188,259 with contractual maturities of one year or less and $11,029,532 with contractual maturities of from one to three years.

(3) Acquisition

On March 10, 1994, the Company acquired all of the outstanding common and preferred stock of Brixton Systems, Inc. ("Brixton") in exchange for 986,094 unregistered shares of its common stock valued at $6,515,000, $5,500,000 in cash, assumption of $1,600,000 in liabilities and the conversion of existing Brixton employee stock options into stock options of the Company valued at $1,996,116. The shares exchanged by the Company were valued at fair market value, reflecting a 33% discount because of their restricted nature. The acquisition has been accounted for as a purchase and the acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition. The purchase price was allocated to the (i) identifiable tangible assets acquired based on their estimated fair market values, (ii) purchased technology in the amount of $4,763,796, and (iii) research and development activities that were in-process at the time of the acquisition and had not yet reached technological feasibility. The amount allocated to in-process research and development of $9,302,212 was charged to expense upon completion of the acquisition. The Company's consolidated financial statements include the results of Brixton's operations since March 10, 1994.

(4) Components of Selected Balance Sheet Accounts

December 31                             1996          1995
                                     --------------------------
                                     --------------------------
Inventories:
  Components and subassemblies       $ 3,768,708   $ 4,471,969
  Work in process                      2,324,650     1,498,588
  Finished goods                       4,357,932     4,563,595
                                     -------------------------
                                     $10,451,290   $10,534,152
                                     -------------------------
Property and equipment:
  Machinery and equipment            $12,429,804   $10,489,189
  Office and data processing
    equipment                          9,959,757     7,443,064
  Furniture and fixtures               1,258,465     1,074,412
  Leasehold improvements               1,885,535     1,739,304
                                     -------------------------
                                      25,533,561    20,745,969

Less accumulated depreciation
  and amortization                    16,420,970    12,147,303
                                     -------------------------
                                     $ 9,112,591   $ 8,598,666
                                     -------------------------
Field support spares:
  Field support spares               $10,490,914   $ 9,577,421
  Less accumulated depreciation        6,655,196     5,171,196
                                     -------------------------
                                     $ 3,835,718   $ 4,406,225
                                     -------------------------
Accrued liabilities:
  Compensation                       $ 5,197,279   $ 5,341,660
  Other                                3,866,251     2,068,749
                                     -------------------------
                                     $ 9,063,530   $ 7,410,409
                                     -------------------------

(5) Operating Leases

The Company leases all office and manufacturing space and certain equipment under noncancelable operating leases.

     Future minimum operating lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

Year Ending December 31
1997                             $2,671,959
1998                              2,093,119
1999                              1,794,480
2000                              1,061,512
2001                                517,861
Thereafter                            5,865
                                 ----------
Total minimum lease payments     $8,144,796
                                 ----------

Rent expense under noncancelable operating leases, exclusive of executory costs, for the years ended December 31, 1996, 1995, and 1994, were $2,201,718, $2,331,876, and $2,350,639, respectively.

(6) Shareholders' Equity

     Common Equity Put Option

In connection with a severance agreement entered into with a former officer and director in 1995, the Company agreed to repurchase up to 280,000 shares of its common stock on the last trading day of calendar year 1997 for a price of $8.50 per share. During 1995, the Company recorded severance expense relating to this agreement in the amount of $1,120,000. During 1996, the former officer and director sold 182,600 common shares on the open market which were subject to the repurchase obligation. Engineering and development expense was reduced by $779,000 in 1996 due to the sale of these shares and fluctuations in the market price of the Company's common stock. At December 31, 1996, the Company's remaining obligation with respect to the common equity put option is for the potential repurchase of up to 97,400 shares of its common stock. The obligation will expire if the former officer and director sells the remaining shares on the open market prior to the last trading day of calendar year 1997, or, subject to certain exceptions, if for any five consecutive trading days prior to the last trading day of calendar year 1997, the closing market price for the Company's common stock equals or exceeds $8.50 per share. The Company will continue to adjust expense in future periods to reflect fluctuations in the market price of its common stock until such time as the Company has no remaining obligation to repurchase stock from the former officer and director.

     Stock Options

The Company's 1992 Stock Award Plan (the Award Plan) provides for the grant of stock options and performance units to officers, other employees, consultants and independent contractors as determined by the Compensation Committee of the Board of Directors. The Award Plan also provides for automatic stock option grants to nonemployee directors of 50,000 shares upon their initial election or appointment to the board of directors, and 20,000 shares each year to nonemployee directors who are elected, re-elected, or are serving an unexpired term as a director at any annual meeting of shareholders. A maximum of 4,350,000 shares of common stock are issuable under the terms of the Award Plan.

     All stock options granted under the Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually defined periods, and expire ten years from the date of grant. Performance units entitle participants to payments of cash, stock or a combination thereof and are based upon the achievement of specified performance targets as determined by the Compensation Committee. As of December 31, 1996, no performance units have been granted under the terms of the Award Plan.

     Prior to implementation of the Award Plan, the Company granted stock options under other incentive and nonqualified stock options plans. All remaining shares of common stock which had been available for grant under these plans have been canceled. In addition, in connection with the acquisition of Brixton, the Company agreed to convert existing Brixton employee stock options into stock options of the Company.

     The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: no dividend yield; expected volatility of 39.3% and 39.4%; expected option lives of 8.14 years; and risk-free interest rates of 6.58% and 6.24%.

     A summary of the status of the Company's stock option plans and changes under those plans for each of the years in the three-year period ended December 31, 1996 is presented below:



                                               Weighted-Average
Options                                 Shares   Exercise Price
                                    ---------------------------
1996
Outstanding at beginning of year     2,777,963       $     6.28
Granted                              1,983,000             6.06
Exercised                             (443,775)            3.38
Forfeited                             (949,125)            7.64
                                    ----------
Outstanding at end of year           3,368,063             6.19
                                    ==========
Weighted-average fair value of
 options granted during the year    $     3.48

1995
Outstanding at beginning of year     2,261,741       $     5.08
Granted                              1,328,500             7.43
Exercised                             (457,215)            3.16
Forfeited                             (355,063)            6.49
                                    ----------
Outstanding at end of year           2,777,963             6.28
                                    ==========
Weighted-average fair value of
 options granted during the year    $     4.16

1994
Outstanding at beginning of year     1,972,671       $     4.51
Granted                                747,991             6.14
Exercised                             (275,224)            2.81
Forfeited                             (183,697)            6.61
                                    ----------
Outstanding at end of year           2,261,741             5.08
                                    ==========


The following table summarizes information about stock options outstanding at December 31, 1996:

                                           Options Outstanding                                    Options Exercisable
                      -------------------------------------------------------------        ---------------------------------
   Range of             Number       Weighted-Average Remaining    Weighted-Average          Number         Weighted-Average
Exercise Prices       Outstanding         Contractual Life          Exercise Price         Exercisable       Exercise Price
---------------       -----------    --------------------------    ----------------        -----------      ----------------

   $0.25 - 0.50            23,530               7.19                    $0.41                   12,727           $0.47
    3.50 - 4.99           832,410               8.52                     4.52                  343,408            4.35
    5.00 - 7.99         1,999,712               8.37                     6.12                  821,701            6.25
    8.00 - 12.63          512,411               8.14                     9.47                  208,576            9.63
                      -----------                                                          -----------
                        3,368,063                                                            1,386,412
                      ===========                                                          ===========


     Employee Stock Purchase Plan

The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 450,000 shares of the Company's common stock at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each annual purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $5,000 in aggregate fair market value of common stock (as determined at the beginning of each purchase period) during any annual purchase period. Common shares sold to employees under the Purchase Plan for the years ended December 31, 1996, 1995 and 1994 were 57,456, 83,331 and 102,625, respectively.

     The fair value of the employees' rights under the Purchase Plan are estimated at the beginning of each annual purchase period using the Black-Scholes model with the following assumptions in 1996 and 1995, respectively: no dividend yield; an expected life of one year; expected volatility of 39.3% and 39.4%; and risk-free interest rates of 6.58% and 6.24%. The fair value of each purchase right granted for the years ended December 31, 1996 and 1995 were $2.06 and $1.81, respectively.

     Stock Compensation

The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost has been recognized in the Company's financial statements for stock compensation awards. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per common and common equivalent share would have been reduced to the pro-forma amounts indicated below:

                                           1996          1995
                         ---------------------------------------
Net income (loss)        As reported    $1,359,731    $4,022,448
                           Pro-forma      (703,969)    3,093,213
Net income (loss) per
 common and common       As reported           .06           .17
 equivalent share          Pro-forma          (.03)          .14

The pro-forma disclosures presented above do not reflect the full impact of stock-based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 are not considered.

(7) Income Taxes
The components of income (loss) before income taxes and income tax expense for each of the years in the three-year period ended December 31, 1996 consists of the following:

                              1996           1995          1994
                           ----------------------------------------
Income (loss) before
 income taxes:
   U.S.                     $2,396,326    $7,398,633    $(2,409,036)
   Foreign                    (372,595)     (864,185)       619,651
                           ----------------------------------------
    Total                   $2,023,731    $6,534,448    $(1,789,385)
                           ========================================
Income tax provision:
Current:
   U.S.                     $1,753,000    $2,014,000     $3,570,000
   State                       376,000       428,000        415,000
   Foreign                      75,000       243,000        140,000
                           ----------------------------------------
    Total current            2,204,000     2,685,000      4,125,000
                           ----------------------------------------
Deferred:
   U.S.                     (1,285,000)     (195,000)    (1,000,000)
   State                      (255,000)       22,000       (200,000)
                           ----------------------------------------
    Total deferred          (1,540,000)     (173,000)    (1,200,000)
                           ----------------------------------------
    Total income tax
     expense                $  664,000    $2,512,000     $2,925,000
                           ----------------------------------------

The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three-year period ended December 31, 1996 is as follows:

                                            1996   1995    1994
                                           ----------------------
Statutory tax rate                          34.0%  34.0%  (34.0%)
Increase (decrease) in taxes
  resulting from:
  Purchased in-process
   research and development                    -      -   176.7
  State taxes, net of federal
   tax benefit                               4.0    4.6    15.3
  Foreign sales corporation and
   foreign tax rate differential           (13.7)  (7.1)   (6.1)
  Reduction in foreign net
   operating loss carryforwards             38.6      -       -
  Change in valuation allowance            (31.3)   8.1    10.6
  Other                                      1.2   (1.2)    0.9
                                           --------------------
Total                                       32.8%  38.4%  163.4%
                                           ====================

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of December 31, 1996 and 1995 were as follows:

                                                    December 31
                                            -------------------------
                                                1996          1995
                                            -------------------------
Deferred tax assets:

  Property and equipment                     $1,108,000   $         -
  Inventory obsolescence and
    timing differences                        1,126,000       790,000
  Reserves for bad debts and sales
    returns                                     310,000       419,000
  Accrued compensation                          778,000     1,245,000
  Foreign net operating loss
    carryforwards                               194,000       827,000
  Federal and state tax credits                 193,000       136,000
  Other                                          88,000       190,000
                                             ----------   -----------
  Total gross deferred tax assets             3,797,000     3,607,000
  Valuation allowance                          (194,000)     (827,000)
                                             ----------   -----------
      Net deferred tax assets                 3,603,000     2,780,000
                                             ----------   -----------
Deferred tax liabilities:
  Purchased technology                          (55,000)   (1,449,000)
  Other                                         (71,000)     (157,000)
                                             ----------   -----------
  Total gross deferred tax liabilities         (126,000)   (1,606,000)
                                             ----------   -----------
      Net deferred income taxes              $3,477,000   $ 1,174,000
                                             ==========   ===========

The Company has assessed its taxable earnings history and has determined that it is more likely than not that its net deferred tax assets will be realized in future periods. During 1996, the Company's valuation allowance was reduced by $633,000 due to a decrease in the Company's available foreign net operating loss carryforwards. During 1995, the Company's valuation allowance increased by $526,000 due to the nonrecognition of the tax benefit associated with the loss carryforwards from foreign operations. During 1994, the Company's valuation allowance was reduced by $1,073,000 in connection with the acquisition of Brixton based upon the cumulative tax attributes of the combined companies.

     The Company's United States income tax returns for the years 1993 through 1995 are currently under examination. Management believes adequate provision for income taxes has been provided for all years through 1996.

(8) Success Sharing Bonus Plan

The Company's Success Sharing Bonus Plan (the Plan) provides a formula for determination of cash bonus payments to employees. Generally, all regular employees who do not participate in other incentive compensation plans are eligible to participate in the Plan starting with the employee's first full calendar quarter of employment. The Plan provides for employee bonus payments based on a defined percentage of a participant's eligible base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit (determined after deducting the cost of the success sharing bonuses).

     The success sharing bonus expense for the years ended December 31, 1996, 1995 and 1994 was $582,128, $325,332, and $562,003, respectively.

(9) 401(k) Salary Savings Plan

Effective January 1, 1991, the Company adopted a 401(k) Salary Savings Plan (401(k) Plan). Employees who meet the eligibility requirements of the Plan are eligible to participate and benefits provided under the 401(k) Plan are funded by a qualified retirement trust managed by an outside trustee. The Company has not contributed to the 401(k) Plan.

(10) Financial Information by Geographic Area and
     Major Customers

The Company's revenue, income (loss) from operations, and total assets, summarized by geographic area is as follows:



                                1996           1995           1994
                        ------------------------------------------
Revenue:
United States
 U. S. and Canada        $71,887,992    $55,244,707   $ 57,641,718
 European export           8,490,808      8,693,053      6,927,614
 Pacific Rim export        7,156,223      5,849,359      6,136,794
 Other                     1,716,367      1,368,156        564,186
                        ------------------------------------------
 Total United States      89,251,390     71,155,275     71,270,312
                        ------------------------------------------

Europe subsidiaries       10,291,892     11,363,084     11,595,574
Eliminations              (2,434,420)    (3,681,712)    (3,324,113)
                        ------------------------------------------
  Total                  $97,108,862    $78,836,647   $ 79,541,773
                        ------------------------------------------

Income (loss) from
 operations:
 United States           $   424,277    $ 5,605,124   $ (4,316,540)
 Europe subsidiaries        (473,006)      (912,466)        34,445
 Eliminations                   _           234,119      1,232,943
                        ------------------------------------------
  Total                  $   (48,729)   $ 4,926,777   $ (3,049,152)
                        ------------------------------------------

Total assets:
 United States           $81,385,021    $77,963,266   $ 91,478,669
 Europe subsidiaries       6,983,903      7,123,604      8,144,664
 Eliminations             (5,989,939)    (5,952,753)   (26,474,559)
                        ------------------------------------------
  Total                  $82,378,985    $79,134,117   $ 73,148,774
                        ------------------------------------------

During 1996, sales to one customer and its multiple divisions accounted for 18% of the Company's total revenue. No single customer accounted for more than 10% of the Company's total revenue in either 1995 or 1994.

(11) Noncash Financing and Investing Activities and
     Supplemental Cash Flow Information

Cash payments for interest expense for the years ended December 31, 1996, 1995 and 1994 were $45,009, $60,419, and $67,967, respectively.

     Tax refunds received, net of payments, for the year ended December 31, 1996 were $303,908. Cash payments for income taxes, net of refunds received, for the years ended December 31, 1995 and 1994 were $5,305,879 and $1,047,532, respectively.

     During 1994, in connection with the acquisition of Brixton, the Company acquired non-cash assets and liabilities of approximately $6.4 million and $1.6 million, respectively, in exchange for $5.5 million in cash, common stock valued at approximately $6.5 million and stock options valued at approximately $2.0 million.

(12) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair values of financial instruments:

     Cash And Cash Equivalents And
     Marketable Securities

The carrying amount approximates fair value because of the short maturity of those instruments.

     Common Equity Put Option

The carrying value of the common equity put option (see note 6) is equal to the difference between the aggregate exercise price of the option and the current market value for the underlying shares. The Company believes the carrying value of the common equity put option approximates its fair value.

(13) Contingencies

The Company is exposed to a number of asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(14) Subsequent Event

On March 10, 1997, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of its common stock from time to time in the open market or otherwise.

Independent Auditors' Report


The Board of Directors and Shareholders
Computer Network Technology Corporation:

We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 27, 1997,
except as to note 14,
which is as of March 10, 1997



Report of Management


The accompanying consolidated financial statements, including the notes thereto, and other financial information presented in the Annual Report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgments.

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


/s/ Thomas G. Hudson

Thomas G. Hudson
President, Chief Executive Officer and
Acting Chief Financial Officer



Quarterly Financial Data (unaudited)
(In thousands, except per share data)
                                                     First      Second      Third     Fourth
Year Ended December 31                              Quarter     Quarter    Quarter    Quarter*
                                                   -------------------------------------------
1996  Revenue                                       $22,357     $25,546    $23,976    $25,230
      Income (loss) from operations                    (378)      1,277      1,055     (2,003)
      Net income (loss)                                  19       1,181      1,076       (916)
      Net income (loss) per common and
        common equivalent share                         .00         .05        .05       (.04)

1995  Revenue                                       $18,731     $21,776    $16,587    $21,743
      Income (loss) from operations                   2,480       3,443        244     (1,240)
      Net income (loss)                               1,748       2,434        467       (626)
      Net income (loss) per common and
        common equivalent share                         .07         .10        .02       (.03)


*The 1996 fourth quarter includes a charge of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology. The 1995 fourth quarter includes a charge of $2.5 million, or $.07 per share after tax, attributable to a management reorganization.

Investor Information

Principal Outside Counsel
Faegre & Benson LLP
Minneapolis, Minnesota

Independent Auditors
KPMG Peat Marwick LLP
Minneapolis, Minnesota

Transfer Agent

Shareholder inquiries relating to shareholder records, stock transfer, change of ownership or change of address should be directed to the Company's transfer agent:

  Chase Mellon Shareholder Services L.L.C.
  Overpeck Centre
  85 Challenger Road
  Ridgefield Park, New Jersey 07660
  (800) 288-9541

Form 10-K

A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished free of charge to any CNT shareholder upon either telephone request to (612) 797-6111, e-mail request to investor_relations@cnt.com, or written request to:

  Investor Relations

  Computer Network Technology Corporation
  605 North Highway 169 - Suite 800
  Minneapolis, Minnesota 55441

Information on CNT is also available through the World Wide Web at http://www.cnt.com.

Investor  Inquires

Shareholders, securities analysts, portfolio managers and others in the investment community seeking information about CNT should contact Investor Relations at (612) 797-6111 or by e-mail at investor_relations@cnt.com.

Annual Meeting

Shareholders, employees and friends are invited to attend CNT's annual meeting on Thursday, May 15, 1997 at 10:00 a.m. at the Radisson Plaza Hotel, 35 South Seventh Street, Minneapolis, Minnesota.

Price Range of the Company's Common Stock

The following table sets forth the range of high, low and closing sales prices and volume for the Company's common stock (NASDAQ: CMNT), as reported on the Nasdaq Stock Market.


                           Common Stock
                   ------------------------------
                   High    Low    Closing  Volume
                                     in thousands
                   ------------------------------
1996:
First Quarter     $ 5.88   $4.00   $ 5.63   7,723
Second Quarter     10.50    5.25     7.13  15,221
Third Quarter       8.00    4.75     5.75   5,713
Fourth Quarter      6.75    4.88     5.00   8,966
                   -------------------------------
1995:
First Quarter     $ 9.38   $5.88   $ 8.25  10,149
Second Quarter     11.88    7.63    10.25  10,876
Third Quarter      12.75    4.75     7.00  20,864
Fourth Quarter      7.25    4.25     4.50   9,084

As of March 24, 1997, there were 1,100 shareholders of record. The Company estimates that an additional 10,000 shareholders own stock held for their accounts at brokerage firms and financial institutions.

Dividends

The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

Corporate Information

Board of Directors

Thomas G. Hudson
President, Chief Executive Officer and
Acting Chief Financial Officer

Erwin A. Kelen
Private Investor
Kelen Ventures

Lawrence Perlman
Chairman and Chief Executive Officer
Ceridian Corporation

John A. Rollwagen
Chairman of the Board
Private Investor
John A. Rollwagen Company

Executive Officers

Thomas G. Hudson
President and Chief Executive Officer
Acting Chief Financial Officer

Richard E. Carlson
Vice President of Manufacturing

William C. Collette
Vice President of Engineering

Peter Dixon
Vice President of International

Richard G. Helgeson
Vice President of Sales

B. D. (Bill) Johnson
Vice President of Marketing

Mark Knittel
Vice President of Architecture and
Business Development

Scott A. McCourt
Vice President of Brixton Development

Kristine E. Ochu
Vice President of Human Resources

Julie C. Quintal
Vice President of Customer Support

                                  [CNT LOGO]


Corporate Locations                    Wholly Owned Subsidiary     Sales Offices
Computer Network Technology            CNT International Ltd.      USA and Canada

Corporation                            Langley, Slough             1-800-CNT-0090

605 North Highway 169, Suite 800       United Kingdom

Minneapolis, Minnesota 55441 USA       Tel: 44-1753-792400         Outside the USA and Canada

Tel: 612-797-6000                                                  1-612-797-6742

Fax: 612-797-6813                      CNT France S.A.

                                       La Garenne Colombes         Joint Venture

Computer Network Technology            France                      CNTware Vernetzungssysteme GmbH

Corporation                            Tel: 33-1-4130-1212         Germany

6500 Wedgwood Road                                                 Tel: 49-6074-8227-0

Maple Grove, Minnesota 55311 USA       CNT Asia Pacific Pty Ltd.

Tel: 612-550-8000                      North Sydney                For further information, contact

Fax: 612-550-8800                      Australia                   us at a number listed above, or at

                                       Tel: 61-2-540-5486          http://www.cnt.com on the internet.

Computer Network Technology

Corporation                            CNT China Limited

1700 West Park Drive                   Hong Kong

Westborough, Massachusetts 01581 USA   Tel: 852-2593-1121

Tel: 508-870-3500

Fax: 508-870-3550


Copyright 1997 Computer Technology Corporation (CNT). All rights reserved. Any reproduction of these materials without the prior written consent of CNT is strictly prohibited.

CNT, Channelink, Channelspeed and Brixton are registered trademarks, and the CNT logo, Channelink Integrated Gateway,
Web Integrator, and FileSpeed are trademarks of Computer Network Technology Corporation. All other trademarks identified herein are the property of their respective owners. CNT is an equal opportunity employer. CNT is ISO9002 certified.

Printed in the USA.