Form 10-K/A, Exhibit 13
period 1997-12-31
COMPUTER NETWORK TECHNOLOGY CORP
filed 1998-03-31
CIK 701319

                                   connecting



                                                users to information

                                                to growth markets

                                                the web to corporate data

                                                mainframes to open systems

                                                storage devices to networks



      COMPUTER NETWORK
TECHNOLOGY CORPORATION


    1997 Annual Report

                          [LOGO OF CNT APPEARS HERE]

CORPORATE PROFILE

Computer Network Technology Corporation (CNT) is a leading worldwide provider of high-performance networking solutions that allow mainframe systems and open systems environments to share data and information. The company was founded in 1983 to design, manufacture, market and service high-speed connectivity technologies, and introduced the Channelink system in 1985.

     Today, CNT offers customers a diverse mix of technologies for Web-to-host access, high-speed communications, enterprise data access and creating server and storage networking solutions. CNT products are at the core of many of the world's largest data centers, helping blue chip companies, research facilities and government agencies redesign their wide area network infrastructures and reengineer their Web-to-host applications for maximum efficiency and manageability. The company enhances the performance of its products through its commitment to 100 percent customer satisfaction.

     Based in Minneapolis, Minnesota, CNT's products and services are sold worldwide to end users, system integrators and original equipment manufacturers
(OEMs) through a direct sales force and a network of authorized distributors. A public corporation since 1985, CNT is listed on the Nasdaq National Market under the symbol CMNT.




            TABLE OF CONTENTS


            Connecting to Growth Markets                                       2
            Letter to Shareholders                                             4
            CNT At-A-Glance                                                    6
            Connecting Storage Devices to Networks                             8
            Connecting the Web to Corporate Applications                      10
            Connecting to Customer Service                                    12
            Selected Financial Data                                           14
            Management's Discussion and Analysis
            of Financial Condition and Results of Operations                  15
            Consolidated Financial Statements                                 21
            Notes to Consolidated Financial Statements                        25
            Independent Auditors' Report,
            Report of Management                                              33
            Quarterly Financial Data                                          34
            Investor Information                                              35
            Corporate Information                                             36
            Glossary of Terms                                  Inside Back Cover

FINANCIAL HIGHLIGHTS...........................................................
(in thousands, except per share data)

                                                      1997              1996
 ...............................................................................

FOR THE YEAR ENDED DECEMBER 31

Revenue                                         $   97,841         $   97,109
Net income before special charges                      619*             3,088*
Net income per share before special charges            .03*               .13*
Net income (loss)                                   (2,314)             1,360
Net income (loss) per share                           (.10)               .06

AT YEAR END
Total assets                                    $   85,487         $   82,379
Shareholders' equity                                55,607             64,161
Working capital                                     30,380             48,192

*Excludes special charges in 1997 of $4.9 million, or $.13 per share after tax, associated with the acquisition of the Internet Solutions Division from Apertus Technologies Inc. in October 1997, and subsequent integration charges; excludes a charge in 1996 of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology.

                          Computer Network Technology

2
                          Connecting to growth markets

We have refocused CNT's strategic direction and positioned the company to address customers' needs by achieving leadership in more robust technology markets. Our long-term goals are to provide effective business solutions in these markets in an effort to achieve sustainable revenue growth and improved returns to shareholders. To help CNT achieve these goals, we are addressing dynamic markets:

Storage Area Networks (SANs) With vital corporate information dispersed over many different servers and networks, SANs provide a high-performance infrastructure to protect that information against loss and also make it easily available to those who need it. By the year 2000, the SAN market is expected to be nearly $1.2 billion according to Strategic Research Corp. (SRC), an industry research firm.

Web-to-Host Providing rapid access to mainframe information is an escalating requirement for corporations seeking Web-based connections to link corporate data and applications with open systems. International Data Corporation (IDC), an industry research firm, estimates this market to be more than $1 billion by the year 2002.

We will grow by serving the increasing global need for Storage Area Networks
(SANs).

     Businesses worldwide, including many CNT customers, now face a critical need to make data accessible to users at all times because downtime causes significant productivity losses and measurable costs. Millions of dollars in annual downtime losses are not uncommon today because computer networks were not designed for mission-critical applications such as mainframe data centers. For this reason, a new kind of infrastructure is needed: one that provides network availability, data accessibility, and manageability. The SAN is a high-speed network that establishes a direct connection between multiple storage devices and servers, thereby externalizing storage from the server and allowing information to be shared among multiple `host' servers without affecting the performance of the primary network. The SAN market segment is a natural evolution of the channel networking market, encompassing both open systems and mainframe environments.

     Our new UltraNet product family with our enhanced FileSpeed software and Channelink products are uniquely positioned to provide customers with applications such as disk mirroring, data archiving and retrieval, backup and restore, and data sharing


                               [ART APPEARS HERE]

                              Storage Area Networks

                                  Web-to-Host

                               [ART APPEARS HERE]

between different environments. The SAN is quickly becoming an industry standard among server and storage vendors, and CNT has established itself as a connectivity leader in this rapidly expanding market.

We will grow by serving the accelerating need for Web-to-Host connectivity.

     Web-to-host integration is helping businesses leverage their huge investments in mainframe systems by providing access to data and applications on these systems in cost-effective and highly flexible ways. Extending the enterprise to employees, customers and vendors via the Web enables businesses to become more competitive, provide new products and services, and reach new markets.

     The CNT Application Re-engineering Environment (CARE) solution suite, comprised of the Enterprise/View (formerly the Web Integrator), Enterprise/Connect and Enterprise/Access products, is well positioned to play a leading role in this evolving market. As corporations begin to re-engineer their applications for the Web, an orderly progression of development takes place, from establishing a communications infrastructure to extending and integrating host-based business logic and data into new applications. With CARE, these corporations can now come to one vendor, CNT, to provide the products and service that meet their Web-to-host integration needs.

We will grow by increasing our share of the traditional channel networking market.

     CNT has long been a market leader in channel connectivity which had total industry sales of approximately $189 million in 1996, according to IDC, an industry research firm. Since l985, the Channelink family of intelligent networking products has extended channel networking to unlimited distances between host computers, and to local area networks (LANs), wide area networks
(WANs), peripherals, and workstations. Today as users look for effective ways to preserve their investments in mainframe systems and peripherals, Channelink provides a powerful, industry-leading tool for data center consolidation, data center load balancing, and remote, high-speed digital printing and imaging. CNT's leadership of the channel networking market also provides a strong base for the evolution to a SAN environment.

Implications of this Strategy

     During l998 the successful execution of this strategy should position CNT:

 .    to be a leading supplier in the rapidly-growing Storage Area Network (SAN)
     and Web-to-host markets;

 .    to be the dominant vendor in the traditional channel networking market;

 .    to generate more revenue from products and services outside of the traditional corporate data center with products for administering distributed open systems and storage;

 .    to derive more revenue and earnings from the sale of higher-margined software and professional services;

 .    to employ broader distribution channels, including OEM partnerships, strategic alliances and arrangements with outsourcers, service providers, value-added resellers (VARs), and systems integrators; and

 .    to achieve improved expense ratios, sustainable revenue growth and consistent profitability resulting in improved shareholder value.

                          CONNECTING WITH OUR SHAREHOLDERS

In l997 we set the stage for a new, stronger CNT that's more favorably positioned to compete in new growth markets. This strategic refocus was essential to strengthen CNT's potential to grow and deliver better financial results and improved shareholder returns.

     We enjoyed the first signs of CNT's accelerating business momentum in the second half of 1997. Revenue grew 33 percent between the third quarter and the record fourth quarter of 1997. The new UltraNet product family accounted for 14 percent of fourth quarter product revenues. Fourth quarter service revenues also rose 27 percent from the third quarter. This growth had two sources: the addition of the service business of the Internet Solutions Division of Apertus Technologies Inc., which we acquired in October, and CNT's growing installed base. Fourth quarter operating earnings per share rose 50 percent compared with the third quarter.

     In 1997 we had marginal revenue growth, reporting record revenues of $97.8 million, compared with $97.1 million in 1996. Excluding non-recurring charges, 1997 net income was approximately $619,000, or $.03 per share, compared with $3.1 million, or $.13 per share a year ago. After the acquisition and integration charges, the 1997 net loss totaled $2.3 million, or $.10 per share.

     Fourth-quarter and year-end 1997 results reflected approximately $4.9 million, or $.13 per share, in non-recurring charges associated with the Apertus acquisition and subsequent business integration.

     CNT began 1998 with $10.8 million in cash and marketable securities.

     Although our net results for 1997 were not satisfactory, we are very encouraged by our improved business momentum and the important initiatives that continue to support our growth.

New Strategy. We refocused our strategic direction to:

 .    concentrate on critical new opportunities in the rapidly growing markets of
     Storage Area Networks (SANs) and Web-to-host integration, which are substantially larger than our mature, traditional markets; and

 .    increase our share of the traditional channel networking and SNA gateway markets.

New Products. New products accounted for more than 30 percent of our 1997 product revenue. Among our most important new releases are:

 .    the UltraNet product family, which supports SANs and enables high-speed sharing and movement of data among diverse servers and data storage systems. The UltraNet Storage Director was named a 1998 "Hot Product" by Data Communications magazine.

 .    the FileSpeed software product, which provides high-speed data transfer between open systems and enterprise environments.

 .    enhancements that expand Channelink's versatility in wide area networks
     (WANs) including ATM, compression and disk mirroring (IBM and EMC).

 .    the Enterprise/View product suite, which provides cost-effective and secure access to mainframe applications and data from Java-enabled Web browsers.

                          Computer Network Technology

Investments and Acquisitions. To help support our new strategic direction, we made several investments:

 .    the $11.4 million acquisition of the Internet Solutions Division from
     Apertus Technologies Inc., which we expect to increase our market share in the rapidly growing Web-to-host connectivity market. This acquisition, along with ongoing quality and process improvements, improves our operating efficiency and profitability and gives us a critical mass to be a more aggressive player. We subsequently sold this division's Vision product line for approximately $3.5 to $4 million.

 .    the acquisition of data movement technology for FileSpeed solutions, an investment that is beginning to pay off in new business such as our OEM contract with IBM.

 .    the purchase of more than 1.4 million shares of common stock for $6.7 million out of a planned 2 million share repurchase program.

New Customers and Partners. In 1997 we added more than 100 new accounts. We continued to expand our distribution channels by entering into OEM agreements with Bay Networks for our SNA gateway and Web browser technologies; Exabyte Corp. for our UltraNet technologies; IBM for UltraNet and FileSpeed technologies; and Hitachi Data Systems (HDS) for FileSpeed technologies. In addition, our acquisition of the Internet Solutions Division significantly expanded our business relationships with partners such as Lotus, Hewlett-Packard, Sun Microsystems, Bluestone Software, and NetDynamics.

Management. Our senior management team strengthened in 1997, including the addition of Patrick W. Gross to the board of directors, Greg Barnum as vice president of finance and chief financial officer, Mark Knittel as vice president of marketing and business development, and Martin Hahn as vice president and general manager of the Internet Solutions Division.

Looking Forward. Our goals in 1998 are to successfully execute our strategic plan, grow revenues and return the company to consistent profitability.

        We are encouraged by the market's reception of our new UltraNet and CARE solution product families. These new products, along with others planned for l998, are designed to foster direct and OEM sales and boost 1998 revenue. We will also benefit in 1998 from increased demand for our systems consulting services that support complex networking and Internet solutions.

        With the completed integration of the Brixton and Internet Solutions Division, we expect to generate incremental revenues, realize significant savings and improve profitability as we increase our presence in the gateway and Web-to-host market.

        We expect to complete installation of a new enterprise resource planning system in 1998. This will give us a new information technology infrastructure to handle growth into the next century.

        Throughout 1998 we are seeking every opportunity to trim operating costs as we grow revenues. Cash utilization should improve with close management of inventories.

        The elements for CNT's success are in place. Excellence in execution is our focus. We are aggressively pursuing new opportunities in high-growth markets with new products, new customers, OEM partners and strategic relationships. I want to thank our outstanding employees, whose diligence and expertise embody the revitalized CNT every day.

        I believe our fourth quarter 1997 results are an indication of the good revenue growth and steady profit improvement we hope to achieve for our patient investors throughout 1998.


Sincerely,

/s/ Thomas G. Hudson


[PHOTO OF THOMAS G. HUDSON APPEARS HERE]

THOMAS G. HUDSON
President and Chief Executive Officer
March 23, 1998

                          Computer Network Technology

MARKETS                                 APPLICATIONS



Channel Networking                      Data Center Consolidation
                                        Data Center Load Balancing
                                        Remote, High-Speed Digital
                                        Printing/Imaging




Storage Area Networks (SANs)            Disk Mirroring

                                        Disk mirroring avoids the serious threat
                                        to business posed by the loss of data
[ART APPEARS HERE]                      between data system backups by
                                        simultaneously creating up-to-the-minute images of mission-critical data on multiple backup storage disks. CNT provides the highest level of performance and reliability for mainframe and open systems, supporting all key vendor environments such as EMC, IBM, and Hitachi Data Systems.

                                        Data Sharing

                                        CNT's UltraNet and FileSpeed solutions
                                        give businesses the tools to access and
                                        move data between and among dissimilar
                                        storage and network environments. The
                                        results: reduced costs, increased
                                        productivity and improved management for applications such as data warehousing and data mining.

                                        Backup and Restore

                                        CNT's UltraNet solutions streamline an
                                        enterprise's backup and restore
                                        capabilities by introducing higher
                                        storage system performance and better
                                        usage of communications bandwidth. The
                                        payoff: less system downtime, operating
                                        savings, greater system availability and flexibility.


Web-to-Host                             CARE (CNT Application Re-engineering
                                        Environment)
[ART APPEARS HERE]
                                        Access Host Applications

                                        CNT's products provide gateways between
                                        the Web and mainframes to cost-
                                        effectively access corporate
                                        information.

                                        Extend Applications to Internal Users

                                        CNT's products can help businesses
                                        migrate to lower-cost Web browser
                                        interfaces while still maintaining other types of interfaces already in use.

                                        Extend Interfaces to New External Users

                                        CNT's products provide the rescreening
                                        tools required to rejuvenate application interfaces for new customers and vendors.

                                        Extend Applications to New Applications

                                        CNT's products help companies extend and leverage host-based business logic and data into new applications such as electronic (e-) commerce.

                          Computer Network Technology


PRODUCTS                                  SELECTED CUSTOMERS                    ALLIANCES

Channelink                                U.S. Bancorp                          EMC

FileSpeed Software                        Reliance Electric                     IBM

                                          NationsBank                           Hitachi Data Systems

                                          General Electric                      Exabyte

                                          Sandia National Laboratories          Clariion (Data General)

                                          Bank of Montreal

                                          National Westminster Bank (U.K.)

                                          KLM Royal Dutch Airlines

UltraNet Storage Director                   (Netherlands)

UltraNet Storage Gateway                  RABO Bank (Netherlands)

UltraNet Storage Multiplexer






Enterprise/Access                         Boeing                                Sun Microsystems

Enterprise/View (formerly                 Ameritech                             Bay Networks

    Web Integrator)                       Allina Health System                  Cap Gemini

Enterprise/Connect                        ReliaStar Financial Corp.             BULL

                                          APG/Canadian Defense Dept.            Lotus

                                          Dreyfus                               Bluestone Software

                                          Fleet Mortgage                        HAHT

                                          GTE                                   NetDynamics

                                          Kas Associatie (Netherlands)          Active Software


                          Computer Network Technology

Today's businesses depend on the network to provide high-speed, reliable and secure access to mission-critical stored information, whether it is centralized or remote, from a variety of systems. CNT's UltraNet product family -- the UltraNet Storage Director, the UltraNet Storage Gateway, and the UltraNet Storage Multiplexer -- reduces information technology managers' resource expense for storage management by connecting to any transport protocol on any platform, using any operating system in any network. By providing high levels of connectivity, performance, and manageability, the UltraNet product family enables Storage Area Networks (SANs).

     The SAN is a high-speed network that establishes a direct connection between storage devices and servers, thereby externalizing storage from the server and allowing information to be shared among multiple `host' servers without impacting system performance or the primary network.

     Storage Area Networks provide an infrastructure for a wide variety of applications such as disk mirroring, backup and restore, archiving and retrieval, and data sharing that solve widespread business problems such as data warehousing and business resumption. CNT's UltraNet family supports these applications by enabling external and centralized storage as well as remote clustering.

     The UltraNet product family is complemented by the existing Channelink product line, and the two product lines can be combined in the same network. CNT's FileSpeed software solution also works with both product lines to enable high-speed data movement between mainframes and open systems.

     By providing a SAN solution, CNT is leading the market in addressing vital customer requirements for lower total cost of ownership for integrated networks, more timely business recovery and cost-effective, shared access to information across the entire enterprise.


                                                      [ART APPEARS HERE]


                    CONNECTING STORAGE DEVICES TO NETWORKS


Mark Sobotka of U.S. Bancorp is shown in the Computer Network Operations Center. As the nation's 15th largest bank, U.S. Bancorp serves nearly 500,000 businesses and 3.9 million retail customer households. Some of the applications supported by CNT products include disk mirroring, backup and restore, and channel extension.

                          Computer Network Technology

[PHOTO OF MARK SOBOTKA APPEARS HERE]
Vice President and General Manager,
Technical Services, U.S. Bancorp
St. Paul, Minnesota



                                 U. S. BANCORP

"When we consolidated operations during the recent merger, CNT UltraNet products allowed us to transfer customer data from Portland, Oregon, to St. Paul, Minnesota, quickly and reliably with less disruption to customer service than traditional tape courier methods employed in past consolidations. They also allow data to be transferred to and from our headquarters and two remote distribution centers that support more than 1,200 bank branches located in 17 Midwest and Western states."

                          Computer Network Technology

To keep their competitive edge, businesses today understand the importance of providing information to anyone who needs it -- customers, employees, business partners -- regardless of location. These organizations understand the strategic benefits of Web-to-host integration in helping them leverage their enormous investments in existing mainframe systems.

     As businesses begin to re-engineer their applications for the Web, an orderly progression ensues. First, a communications infrastructure is established to provide access to mainframe applications. Second, existing applications are extended to current users or employees. Third, existing applications are extended to new employees and customers, and other external users. Finally, mainframe-based business logic and data are extended and integrated into new applications that enable more efficient and targeted uses of mission-critical information.

     The CNT Application Re-engineering Environment (CARE) solution offers a comprehensive set of products that takes an organization through each level of the Web-to-host integration process. Enterprise/Connect provides the interoperability between Web browsers and mainframe applications and data through a channel-attached enterprise gateway. The Enterprise/View (formerly the Web Integrator) is a Java-based emulator that provides familiar "green screen" access to mainframe applications without reprogramming. The Enterprise/View Pro (also part of the Web Integrator) is a re-screening tool that creates an instant graphical user interface (GUI) on a Web browser for mainframe applications. The Enterprise/Access is a powerful development tool and production environment for extending existing applications to new environments.

     The CARE solution is an industry first in supporting all the steps in the evolution of a successful Web-to-host integration. With CARE, CNT helps its customers compete better, lower costs and develop new markets while leveraging their mainframe investments.


                                                   [ART APPEARS HERE]

CONNECTING THE WEB TO CORPORATE APPLICATIONS

Roberto Zanatta of Cap Gemini provides integrated solutions for large telecom companies in Europe by using CNT's Enterprise/Access technology. Cap Gemini Group, with revenues of $4.2 billion, is the largest European computer services and consulting company, employing more than 30,000 people in 18 European countries, the United States and the Far East.

                          Computer Network Technology

[PHOTO OF ROBERTO ZANATTA APPEARS HERE]
Skill Group Manager
Cap Gemini
Rome, Italy


                                   CAP GEMINI

"When one of our customers undertook a multimillion dollar initiative to deliver new products and services, we looked for a scalable Web-to-host integration solution. We selected CNT's technology because it was reliable, it was available on a number of different platforms, and could support thousands of users rather than hundreds. CNT's Enterprise/Access won hands down because of the ease with which it can be implemented, and because it is much simpler to manage and maintain."


                          Computer Network Technology

Customer satisfaction is the number one priority at CNT. This commitment affects the way we conduct business, from the development of new products and applications to customer service and quality assurance programs.

     CNT's comprehensive support program uses remote diagnostic tools to support customer networks. This unique ability to dial into dedicated networks worldwide and perform on-line troubleshooting enables service teams to provide customers with seven-days-a-week, 24-hours-a-day technical support. As a result, CNT's customers get their problems resolved faster -- often without one of our trained specialists having to visit their sites -- thereby reducing downtime. Customers also depend on CNT to diagnose problems that are often identified as other vendors' hardware and communications issues.

     CNT service teams provide pre-sales support by analyzing customer requirements, developing solutions, and offering project management guidance during product implementation and installation. Secure records are maintained of all changes made to each customer's network, so that the network can be restored more quickly in the event of a failure.

     With ever more complex networks handling mission-critical functions, there is increasing customer demand for even broader services, especially pre-installation network planning and design consultation. CNT also provides more than 20 standard instructional courses on our product lines, as well as customized courses geared to customers' specific networking issues.

     From the customer's pre-purchase contact to post-installation reconfigurations, CNT's value-added services are focused on helping customers achieve maximum long-term productivity from their networking investments.


                                                          [ARTWORK APPEARS HERE]

                        CONNECTING TO CUSTOMER SERVICE


Jerry Theus of Reliance Electric uses CNT's FileSpeed solution to migrate the company's computer network from mainframe to open systems. A leading manufacturer of large industrial motors and systems controls, the billion-dollar company has more than 40 manufacturing plants and hundreds of sales and service facilities located in 10 countries worldwide.

                          Computer Network Technology

[PHOTO APPEARS HERE]

   JERRY THEUS
   Manager, Central Network Support
   Reliance Electric, A Rockwell
   Automation Business, Cleveland, Ohio

                                RELIANCE ELECTRIC

"CNT's customer service is highly qualified and responsive. Because they can diagnose a situation and provide corrective action remotely, we are able to call a technical specialist directly and get an immediate, personal response. This means we experience very little downtime, which is critical to our Information Technology operation. When we recently purchased additional products to upgrade our network, we selected CNT because their service was so effective."



                          Computer Network Technology

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(in thousands, except per share data)


Years Ended December 31                     1997              1996              1995             1994             1993
 ........................................................................................................................
Revenue                              $    97,841      $     97,109      $     78,837     $     79,542      $    55,687
Income (loss) from operations             (5,293)              (48)            4,927           (3,049)           8,059
Income (loss) before income taxes         (3,893)            2,024             6,535           (1,789)           7,901
Net income (loss)                         (2,314)            1,360             4,023           (4,714)           5,001
Net income (loss) per share:
   Basic:                            $      (.10)     $        .06      $        .18     $       (.21)     $       .27
   Diluted:                          $      (.10)     $        .06      $        .17     $       (.21)     $       .26


SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands, except employee data)

December 31                                 1997              1996              1995             1994             1993
 ........................................................................................................................
Current assets                       $    59,559      $     66,410      $     61,525     $     53,062      $    53,506
Current liabilities                       29,179            18,218            17,243           17,675           17,103
                                     ...........      ............      ............     ............      ...........
Working capital                      $    30,380      $     48,192      $     44,282     $     35,387      $    36,403
                                     ...........      ............      ............     ............      ...........
                                     ...........      ............      ............     ............      ...........
Total assets                         $    85,487      $     82,379      $     79,134     $     73,149      $    66,101
Long-term obligations                $       701      $         -       $          -     $        163      $       448
Shareholders' equity                 $    55,607      $     64,161      $     60,506     $     53,979      $    48,550
Number of full-time employees                625               493               408              338              326


                           Computer Network Technology

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


ACQUISITION

     On October 24, 1997, the Company acquired substantially all of the assets, including in-process research and development, of the Internet Solutions Division (ISD) of Apertus Technologies Inc., (Apertus) a provider of Internet-to-mainframe connectivity products and Web-access-to-legacy applications. The purchase price totaled $16.4 million, including a cash payment of $11.4 million, and assumption of $5.0 million of liabilities and related acquisition costs. The amount related to in-process research and development of $2.7 million was charged to expense in 1997 as the underlying research and development projects had not yet reached technological feasibility. Subsequent to the acquisition, the Company recorded a charge of $2.2 million for costs incurred to integrate existing businesses, including accruals for severance, facility closure, relocation of employees and other productivity initiatives. The Company believes that it will be able to provide its customers with new and enhanced products by combining the best elements of its existing technology with new technology acquired from ISD. The Company anticipates that the acquisition will increase its engineering and sales capabilities and expand its customer base in the market for enterprise connectivity between Internet and intranet users and IBM hosts. The Company also believes that the productivity initiatives it has undertaken by combining ISD with its existing businesses will create synergy and increase economies of scale.

RESULTS OF OPERATIONS

     As an aid to understanding the Company's operating results, the following table sets forth certain information derived from the Consolidated Statements of Operations of the Company. (All amounts are expressed as a percentage of total revenue except gross profit which is expressed as a percentage of the related revenue.)

Percentage of Revenue                1997         1996         1995
 ................................................................................

REVENUE

Product sales                        70.3%        76.4%        77.2%
Service fees                         29.7         23.6         22.8
                                    ......       ......       ......
  Total revenue                     100.0        100.0        100.0
                                    ......       ......       ......

GROSS PROFIT

Product sales                        67.3         65.2         70.8
Service fees                         33.9         24.7         17.7
                                    ......       ......       ......
  Total gross profit                 57.4         55.6         58.7
                                    ......       ......       ......

OPERATING EXPENSES

Sales and marketing                  34.5         33.2         29.9
Engineering and development          18.2         14.4         16.1
General and administrative            5.1          5.3          6.4
Write-down of
  purchased technology                -            2.8          -
Purchased in-process research
  and development                     2.8          -            -
Integration charges                   2.2          -            -
                                    ......       ......       ......
  Total operating expenses           62.8          55.7         52.4
                                    ......       ......       ......
Income (loss) from operations        (5.4)         (0.1)         6.3
Other income, net                     1.4           2.2          2.0
                                    ......       ......       ......
Income (loss) before
  income taxes                       (4.0)          2.1          8.3
Benefit (provision) for
  income taxes                        1.6          (0.7)        (3.2)
                                    ......       ......       ......
Net income (loss)                    (2.4)%         1.4%         5.1%
                                    ......       ......       ......
                                    ......       ......       ......

                          Computer Network Technology

REVENUE

     The Company's revenue primarily includes the licensing, sale and support of products for high-performance enterprise networking and connectivity, enterprise access and enterprise information management and recovery that integrates traditional legacy data processing systems with open systems to create enterprise-wide networks.

     Revenue from product sales totaled $68.8 million in 1997, a reduction of approximately 7 percent when compared to the $74.2 million of product revenue recorded in 1996. The decrease in 1997 product sales is primarily attributable to a reduction in revenue from the Company's OEM partners of $8.2 million when compared to 1996. During 1997, the Company recognized revenue from OEM products sales to IBM, Bay Networks, Sun Microsystems and others of $4.8 million, compared to revenue from OEM products sales of $13 million for the same period of 1996. The reduction in 1997 OEM revenue was due to IBM's cancellation of an order for the Company's channel connectivity controller. The decrease in 1997 product revenue resulting from lower sales to the Company's OEM partners was partially offset by sales of the Company's new ATM and SRDF products and initial sales of the Company's new UltraNet Storage Director products. In addition, the sale of products acquired from ISD accounted for $2.3 million of new revenue in 1997.

     Revenue from product sales totaled $74.2 million in 1996, an increase of approximately 22 percent when compared to the $60.9 million of product revenue recorded in 1995. The increase in 1996 product sales was primarily attributable to OEM sales of the Company's channel connectivity controller to IBM and initial sales of the Company's new integrated gateway product. During 1996, revenue recognized from OEM product sales to IBM, Sun Microsystems and others increased approximately $10.6 million when compared to 1995 OEM product sales.

     Revenue from service fees, which primarily reflects maintenance, network reconfiguration and professional services from the Company's technical support personnel, increased in 1997 and 1996 by 27 percent and 28 percent, respectively. The year to year growth in service fees is primarily due to the growing base of customers using the Company's enterprise-wide networking products and service fees resulting from the acquisition of ISD which accounted for $1.3 million of revenue in 1997.

     During 1997 and 1996, international revenue increased 8 percent and 7 percent over the prior year, respectively, primarily due to increases in service and product sales to international distributors. The Company derived 28 percent, 26 percent and 30 percent of its revenue from international customers in 1997, 1996 and 1995, respectively. The percentage of revenue derived from international customers for any given period is subject to fluctuation because of the variable timing of sizable orders from customers both internationally and in North America.

     No single customer accounted for more than 10 percent of the Company's revenue in 1997. Sales to one customer and its multiple divisions accounted for 18 percent of the Company's total revenue in 1996.

     During 1997, the Company announced its new Storage Area Network (SAN) strategy and related UltraNet family of products which provides for high-speed connectivity between storage devices and servers from anywhere anytime. Initial shipments of the Company's UltraNet Storage Director products accounted for $5.5 million of revenue in the last two quarters of 1997. In addition, the Company's new UltraNet Storage Gateway and Multiplexer products are expected to be generally available and provide incremental revenue in 1998. The Company believes the UltraNet family of products positions the Company for growth in a new market segment.

     Integration of the ISD business acquired from Apertus with the Company's existing business in the Gateway and Web-to-host growth markets should increase the Company's presence in these markets and allow the Company to provide customers with a new and improved set of products and services based on the best elements of the existing CNT and ISD technologies.

     In addition, the Company obtained a number of new OEM contracts in 1997 and early 1998 including Bay

                          Computer Network Technology

Networks, Exabyte and IBM, which should provide additional revenue in future periods. The OEM agreement with IBM should result in increased sales of the Company's UltraNet and FileSpeed products.

     The Company believes these new products and relationships should result in increased demand for its products in both domestic and international markets. The Company believes that it can increase revenue by continuing to acquire and develop new products and services and by continuing to identify new applications and markets for its technology, including the sale of these products through OEMs, VARS, and other outbound technology initiatives.

     The Company expects continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders, because of their relative impact on total quarterly sales, may contribute to such fluctuations. The level of product sales reported by the Company in any given period will continue to be affected by the receipt and fulfillment of sizable new orders from OEMs and others.

SPECIAL ITEMS

     During 1997, the Company recorded pre-tax charges of $2.7 million for in-process research and development associated with the acquisition of ISD and $2.2 million for productivity initiatives subsequent to the acquisition to integrate existing businesses.

     In 1996, the Company recorded a $2.7 million pre-tax charge for the write-down of purchased technology due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

     During 1995, the Company recorded a $2.5 million pre-tax charge related to its management reorganization, which was included in the consolidated statement of operations as follows: sales and marketing: $.2 million; general and administrative: $.8 million; engineering and development: $1.5 million, including $1.1 million to record an obligation on the part of the Company to repurchase its common stock. Engineering and development was increased in 1997 by $.1 million and was reduced in 1996 by $.8 million to reflect changes in the amount accrued for this obligation (see note 7 to the consolidated financial statements).

GROSS PROFIT

     Gross profit margin from product sales in 1997 was 67 percent, as compared to 65 percent in 1996 and 71 percent in 1995. The increase in gross profit margins from product sales in 1997 when compared to 1996 and the decrease in gross profit margins from product sales in 1996 when compared to 1995 is primarily due to the high level of 1996 lower margin OEM sales of the Company's channel connectivity controller to IBM. The gross profit margins generated from the sale of products acquired from ISD are consistent with the gross margins from the sale of the Company's existing Web and Gateway products. Actual gross profit margins on product sales in 1998 will depend on a number of factors, including the mix of products, market acceptance of the Company's new products, the relative amount of products sold through indirect distribution sources and the level of continuing price competition.

     Gross profit margins from services in 1997, 1996 and 1995 were 34 percent, 25 percent and 18 percent, respectively. The improvement in gross margins from services in each of the last three years is primarily attributable to economies of scale resulting from the steadily increasing base of customers contracting for services. In addition, gross profit margins from services generated by ISD have historically been higher than the Company's service margins. The Company believes that any improvements resulting from economies of scale in 1998 will be offset by additional investments the Company expects to make in its service business to support new product introductions, including the Company's new UltraNet family of products.

OPERATING EXPENSES

     Excluding the impact of special items, sales and marketing expenses increased in 1997 and 1996 by 5 percent and 37 percent, respectively, when compared to the prior year. The increase in sales and marketing expense in 1997 when compared to 1996 is primarily due to marketing expenses associated with the launch of the Company's new UltraNet family of products and investments the

                          Computer Network Technology

Company has made in its marketing organization to identify new market opportunities for the Company's products. The sales and marketing organization acquired from ISD also contributed to the increase. The increase in sales and marketing expense in 1996 when compared to 1995 is primarily due to the expansion of the Company's sales organization and an increase in commission expense due to the higher level of sales. Improving the productivity of the Company's investments in sales and marketing and controlling sales and marketing expense as a percentage of revenue represent key objectives for the Company.

     The Company has identified the Web-to-host and Storage Area Networking markets as strategic growth markets and believes that its future success is highly dependent on its ability to successfully compete and sell products in these markets. The sales and marketing employees acquired from ISD have extensive experience and knowledge in the gateway and Web-to-host markets. The acquisition of ISD has provided the Company with an opportunity to have a dedicated and experienced sales organization focused on the sale of products in each of the Web-to-host and Storage Area Networking markets. The Company believes this dedication of resource will improve its sales productivity, allow it to compete more effectively in the Web-to-host and Storage Area Networking markets and should result in increased revenue in future periods.

     Engineering and development expense primarily relates to costs associated with development of new products and enhancements to existing products. Excluding the impact of special items, engineering and development expenses increased in 1997 and 1996 by 20 percent and 32 percent, respectively, when compared to the prior year. The increase for both periods is primarily attributable to costs associated with continued development of new products, including the Company's new UltraNet Storage Director that generated $5.5 million of product revenue in 1997, and its new UltraNet Storage Gateway and Multiplexer products that are expected to add new incremental revenues in 1998. The engineering resource acquired from ISD also contributed to the 1997 increase. The Company anticipates that the integration of the ISD engineering team into its existing engineering organization should improve productivity in future periods.

     As a percentage of total revenue, engineering and development expense excluding special items increased to 18 percent of total revenue in 1997, compared to approximately 15 percent of total revenue in 1996 and 1995. The increase in engineering and development as a percentage of total revenue in 1997 is primarily due to the expense associated with the development and launch of the Company's UltraNet family of products. The Company anticipates investing approximately 15 percent to 20 percent of total revenue on engineering and development in 1998, which includes investments in current and future products. The Company believes a sustained high level of investment in engineering and development is essential to customer satisfaction and future revenue.

     General and administrative expenses decreased in 1997 by 4 percent when compared to 1996. The decrease is attributable to incremental costs incurred in 1996 for employee severance, and costs associated with the management reorganization that occurred at the end of 1995. General and administrative expenses excluding special items increased in 1996 by 23 percent when compared to 1995, primarily due to higher costs for director and executive compensation, including costs to recruit and retain a Chief Executive Officer and employee severance. As a percentage of total revenue, general and administrative expenses excluding special items were approximately 5 percent of total revenue each year during the 1995 to 1997 period.

     Interest income decreased by $.3 million or 16 percent in 1997 when compared to 1996 due to lower balances of cash and marketable securities resulting from the Company's common stock repurchase program and acquisition of ISD. Interest income increased by $.2 million or 15 percent in 1996 when compared to 1995 because cash flow from operations in 1995 and 1996 resulted in higher available balances of cash and marketable securities for investment.

     In 1997, 1996 and 1995, the Company recorded a provision for income taxes at an effective rate of 41 percent, 33 percent and 38 percent, respectively. The fluctuations in

                          Computer Network Technology
the Company's effective income tax rate for 1997 and 1996 is primarily due to changes in the amount of non-deductible foreign losses and the large non-recurring charges recorded each year. At December 31, 1997, the Company has recorded deferred tax assets of $6.1 million. Based on an assessment of the Company's taxable earnings history and prospective future taxable income, management has determined it to be more likely than not that its net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned. The Internal Revenue Service has concluded its examination of the Company's United States income tax returns for the years 1993 through 1995. No additional provision for income taxes resulted from the examination.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through the private and public sales of equity securities, bank borrowings under lines of credit, capital equipment leases and cash generated by operations.

     Cash, cash equivalents and marketable securities at December 31, 1997 totaled $10.8 million, a decrease of $24.2 million during 1997. The decrease is primarily attributable to the cash paid to acquire ISD of $11.4 million and repurchases of the Company's common stock totaling $6.7 million. Additional uses of cash included the purchase of property and equipment, field support spares and technology assets of $10.9 million. The use of cash noted above was partially offset by cash provided by operations of $1.8 million, proceeds from the sale of the Vision product line of $2.0 million, proceeds from the exercise of stock options and issuance of stock under the employee stock purchase plan of $.7 million and other of $.3 million.

     The Company's computer systems and those of third parties with whom it does business will be affected when the year changes to 2000, commonly known as the "year 2000 problem." The Company is currently conducting an internal study to determine the full scope and related costs of modifying the products it sells to ensure proper processing of transactions into and beyond the year 2000. The Company expects that it will begin to incur costs in 1998 to address the year 2000 issues identified during the internal study. Although the costs to modify its products are not expected to be significant, failure to achieve timely completion of required modifications or conversions or failure of third parties with whom the Company has relationships to be year 2000 compliant could have a material adverse impact on the operations and financial condition of the Company. In addition, the Company has determined that certain of its internal business systems are not year 2000 compliant. The Company anticipates that it will spend up to $3 million in 1998 for new capital equipment and software to acquire and implement a new business system that meets the processing requirements of year 2000.

     In addition, other expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. Also, the Company intends to continue to repurchase shares of its common stock on the open market from time to time pursuant to the previously authorized common stock repurchase program.

     The Company believes that its current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flow from operations, will be adequate to fund its operating plans and meet its currently anticipated aggregate capital requirements, at least through 1998.

     The Company believes that inflation has not had a material impact on its operations or liquidity to date.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof.

     In addition, Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective in 1998, establishes new standards for determining reportable segments and disclosure of information regarding each such segment.

     Management has not yet determined the impact of

                           Computer Network Technology

these new pronouncements on the Company's financial disclosures.


FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report (which are summarized below) and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." All forward-looking statements involve risks and uncertainties, and actual results may be materially different. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in any such forward-looking statements:

 .    The expected benefits of the ISD acquisition, including the development of new products and services, improvements in engineering, production and sales capabilities and increased market presence, may be impacted by unforeseen technological barriers, unanticipated integration expenses (including higher than expected commitments of management, engineering, financing and marketing resources) and customer acceptance.

 .    Future OEM revenue is dependent on the successful completion of engineering activities and the level of customer demand.

 .    The introduction of new products and the receipt of new product revenue is dependent upon the timely completion of required engineering activities, obtaining any required licenses and the product offerings of competitors.

 .    The results of successfully implementing the Company's new market strategy could be impacted by its ability to timely respond to customer demands through the acquisition or development of new technologies and the actual level and timing of the growth of the identified markets.

 .    The expected benefits of maintaining two sales organizations to address each of the Web-to-host and Storage Area Networks markets may depend upon the successful introduction of new products as planned by the Company and the actions of existing and future competitors.

 .    The amounts spent on engineering and development in l998, and what percentage this will be of total l998 revenue, may be impacted by the need to enhance or modify products due to changing market requirements, the success of current product programs, the need to meet unanticipated product opportunities and the amount of total revenue received in l998.

 .    The cost of achieving Year 2000 compliance, including the level of l998 expenditures so related, will depend upon the actual amount of engineering and expense required to modify the Company's products and to implement its new business system. Successful installation of the Company's new enterprise planning system in l998 will depend upon obtaining the appropriate level of resources and management commitment.

 .    Whether the Company enjoys increased demand for its systems consulting services in l998 will depend upon the successful introduction and market acceptance of new service offerings.

 .    Whether the Company has sufficient cash resources to fund its operating plans and capital requirements through at least l998 may depend upon the Company's ability to generate revenue as presently expected, unexpected expenses and the need for additional funds to react to changes in the marketplace.

         Other factors that could cause the results of the Company to differ materially than those contained in any such forward-looking statements include general economic conditions, costs and availability of components and fluctuations in exchange rates. In addition, the markets for the Company's products are characterized by significant competition and the Company's results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products and the reduction of prices by such competitors to gain or retain market share. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

                          Computer Network Technology

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Years Ended December 31                             1997       1996       1995
 ................................................................................

REVENUE

   Product sales                               $  68,787  $  74,170  $  60,890
   Service fees                                   29,054     22,939     17,947
                                               .........  .........  .........
     Total revenue                                97,841     97,109     78,837
                                               .........  .........  .........

COST OF REVENUE

   Cost of product sales                          22,472     25,843     17,799
   Cost of service fees                           19,219     17,269     14,773
                                               .........  .........  .........
     Total cost of revenue                        41,691     43,112     32,572
                                               .........  .........  .........
GROSS PROFIT                                      56,150     53,997     46,265
                                               .........  .........  .........

OPERATING EXPENSES
   Sales and marketing                            33,717     32,192     23,586
   Engineering and development                    17,848     13,996     12,718
   General and administrative                      4,944      5,137      5,034
   Write-down of purchased technology                  -      2,720          -
   Purchased in-process research and development   2,750          -          -
   Integration charges                             2,184          -          -
                                               .........  .........  .........
     Total operating expenses                     61,443     54,045     41,338
                                               .........  .........  .........
INCOME (LOSS) FROM OPERATIONS                     (5,293)       (48)     4,927
                                               .........  .........  .........

OTHER INCOME (EXPENSE)

   Interest income                                 1,553      1,859      1,617
   Interest expense                                  (57)       (46)       (60)
   Other, net                                        (96)       259         51
                                               .........  .........  .........
     Other income, net                             1,400      2,072      1,608
                                               .........  .........  .........

INCOME (LOSS) BEFORE INCOME TAXES                 (3,893)     2,024      6,535

PROVISION (BENEFIT) FOR INCOME TAXES              (1,579)       664      2,512
                                               .........  .........  .........

NET INCOME (LOSS)                              $  (2,314) $   1,360  $   4,023
                                               .........  .........  .........
                                               .........  .........  .........

BASIC

   Net income (loss) per share                 $    (.10) $     .06  $     .18
                                               .........  .........  .........
                                               .........  .........  .........
   Shares                                         22,702     23,241     22,675
                                               .........  .........  .........
                                               .........  .........  .........

DILUTED

   Net income (loss) per share                 $    (.10) $     .06  $     .17
                                               .........  .........  .........
                                               .........  .........  .........
   Shares                                         22,702     23,557     23,443
                                               .........  .........  .........
                                               .........  .........  .........

See accompanying notes to consolidated financial statements.

                          Computer Network Technology

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)


                                                                                December 31, 1997     December 31, 1996
 .........................................................................................................................
ASSETS
Current assets:
   Cash and cash equivalents                                                    $           4,790     $           4,847
   Marketable securities                                                                    6,034                30,218
   Receivables, net                                                                        32,752                18,189
   Inventories                                                                             12,322                 9,909
   Deferred tax asset                                                                       2,284                 2,425
   Other current assets                                                                     1,377                   822
                                                                                .................     .................
     Total current assets                                                                  59,559                66,410
                                                                                .................     .................
Property and equipment, net                                                                14,501                 9,655
Field support spares, net                                                                   3,589                 3,836
Deferred tax asset                                                                          3,823                 1,052
Goodwill and other intangibles, net                                                         3,530                   775
Other assets                                                                                  485                   651
                                                                                .................     .................
                                                                                $          85,487     $          82,379
                                                                                .................     .................
                                                                                .................     .................

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             $           7,656     $           3,833
   Accrued liabilities                                                                     12,135                 9,064
   Deferred revenue                                                                         9,207                 5,321
   Current installments of obligations under capital lease                                    181                     -
                                                                                .................     .................
     Total current liabilities                                                             29,179                18,218
                                                                                .................     .................
Obligations under capital lease, less current installments                                    701                     -
                                                                                .................     .................
     Total liabilities                                                                     29,880                18,218
                                                                                .................     .................

Shareholders' equity:
   Preferred stock, authorized 1,000 shares; none issued and outstanding                        -                     -
   Common stock, $.01 par value; authorized 30,000 shares, issued and
     outstanding 22,195 at December 31, 1997 and 23,408 at December 31, 1996                  222                   234
   Additional paid-in capital                                                              54,404                60,372
   Retained earnings                                                                        1,412                 3,726
   Cumulative translation adjustment                                                         (431)                 (171)
                                                                                .................     .................
     Total shareholders' equity                                                            55,607                64,161
                                                                                .................     .................
                                                                                $          85,487     $          82,379
                                                                                .................     .................
                                                                                .................     .................


See accompanying notes to consolidated financial statements.


                          Computer Network Technology

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                              Additional        Retained     Cumulative
                                                        Common Stock             Paid-in        Earnings    Translation
                                                   Shares         Amount         Capital       (Deficit)     Adjustment       Total
 ....................................................................................................................................

BALANCE, DECEMBER 31, 1994                         22,360    $       224      $   55,801     $   (1,657)     $     (389)  $  53,979
 ....................................................................................................................................

Shares issued pursuant to the
   employee stock purchase plan and
   exercise of stock options and
   warrants, net of 86 shares redeemed               569               6           1,446              -               -       1,452

Tax benefits related to employee
   stock option transactions                           -               -             904              -               -         904

Change in cumulative
   translation adjustment                              -               -               -              -             149         149

Net income                                             -               -               -          4,023               -       4,023
 ....................................................................................................................................

BALANCE, DECEMBER 31, 1995                        22,929     $       230      $   58,151     $    2,366      $     (240)  $  60,507
 ....................................................................................................................................

Shares issued pursuant to the
   employee stock purchase plan
   and exercise of stock options,
   net of 22 shares redeemed                         479               4           1,929              -               -       1,933

Tax benefits related to employee
   stock option transactions                           -               -             292              -               -         292

Change in cumulative
   translation adjustment                              -               -               -              -              69          69

Net income                                             -               -               -          1,360               -       1,360
 ....................................................................................................................................

BALANCE, DECEMBER 31, 1996                        23,408     $       234      $   60,372     $    3,726      $     (171)  $  64,161
 ....................................................................................................................................

Shares issued pursuant to the
   employee stock purchase plan
   and exercise of stock options                     192               2             706              -               -         708

Repurchase of common stock                        (1,405)            (14)         (6,674)             -               -      (6,688)

Change in cumulative
   translation adjustment                              -               -               -              -            (260)       (260)

Net loss                                               -               -               -         (2,314)              -      (2,314)
 ....................................................................................................................................

BALANCE, DECEMBER 31, 1997                        22,195     $       222      $   54,404     $    1,412      $     (431)  $  55,607
                                                ..........   .............    ............   ............    ............ ..........

                                                ..........   .............    ............   ............    ............ ..........

 ....................................................................................................................................



See accompanying notes to consolidated financial statements.

                           Computer Network Technology

CONSOLIDATED STATEMENTS OF CASHFLOWS
(in thousands)


Years ended December 31                                                                    1997              1996              1995
 ....................................................................................................................................


OPERATING ACTIVITIES
Net income (loss)                                                                      $ (2,314)         $  1,360          $  4,023
Depreciation and amortization                                                             7,384             7,960             7,418
Tax benefits related to employee stock option transactions                                   --               292               904
Write-down of purchased technology                                                           --             2,720                --
Purchase of in-process research and development                                           2,750                --                --
Change in deferred taxes                                                                 (2,630)           (2,303)             (386)


CHANGES IN OPERATING ASSETS AND LIABILITIES

Receivables                                                                              (8,337)              356             5,006
Inventories                                                                              (1,493)               83            (2,474)
Other current assets                                                                       (468)              655              (389)
Accounts payable                                                                          3,008             1,255               415
Accrued liabilities                                                                       1,871             1,653              (801)
Deferred revenue                                                                          2,025            (1,932)             (209)
                                                                                       ........          ........          ........
   Cash provided by operating activities                                                  1,796            12,099            13,507
                                                                                       ........          ........          ........

INVESTING ACTIVITIES

Additions to property and equipment                                                      (7,565)           (4,922)           (3,299)
Additions to field support spares                                                        (1,797)           (2,220)           (1,563)
Additions to purchased technology                                                        (1,550)             --                --
Acquisition of Apertus Internet Solutions Division                                      (11,412)             --                --
Proceeds from sale of Vision product line                                                 2,000              --                --
Purchase of marketable securities                                                       (12,190)          (50,671)          (31,640)
Redemption of marketable securities                                                      36,374            42,902            11,677
Other                                                                                       434              (303)             (106)

                                                                                       ........          ........          ........
   Cash provided by (used in) investing activities                                        4,294           (15,214)          (24,931)
                                                                                       ........          ........          ........

FINANCING ACTIVITIES

Payments for repurchases of common stock                                                 (6,688)             --                --
Proceeds from issuance of common stock                                                      708             1,933             1,452
Repayments of obligations under capital lease                                              (107)             --                --
                                                                                       ........          ........          ........
   Cash provided by (used in) financing activities                                       (6,087)            1,933             1,452
                                                                                       ........          ........          ........
Effects of exchange rate changes                                                            (60)               69                76
                                                                                       ........          ........          ........
Net decrease in cash and cash equivalents                                                   (57)           (1,113)           (9,896)


Cash and cash equivalents - beginning of year                                             4,847             5,960            15,856
                                                                                       ........          ........          ........
Cash and cash equivalents - end of year                                                $  4,790          $  4,847          $  5,960
                                                                                       ........          ........          ........
                                                                                       ........          ........          ........


See accompanying notes to consolidated financial statements.

                          Computer Network Technology

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

(in thousands, except per share data)


1/ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


DESCRIPTION OF BUSINESS

     Computer Network Technology Corporation (CNT) is a leading worldwide provider of high-performance networking solutions that allow mainframe systems and open systems environments to share data and information.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

REVENUE RECOGNITION

     Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with original equipment manufacturers (OEMs) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period.

     Deferred revenue primarily consists of the unearned portion of service agreements billed in advance and amounts billed to customers prior to recognition by the Company of the applicable revenue.

CASH EQUIVALENTS

     The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The Company's marketable securities are classified as available-for-sale and are carried at fair value in accordance with SFAS No.
115. If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity.

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

                          Computer Network Technology

GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from seven to 20 years. Purchased technology and other identifiable intangible assets are carried at cost and amortized using the units of production or straight-line methods over periods ranging from three to seven years.

     The Company assesses the potential impairment of its goodwill and other intangible assets based on anticipated cash flows from operations. No impairment charges were recorded in 1997. The Company recorded an impairment charge in 1996 of $2,720 because it determined that certain purchased technology assets were impaired due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

ALLOWANCE FOR RETURNS AND CREDIT LOSSES

     An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1997 and 1996 was $2,979 and $899, respectively.

ENGINEERING AND DEVELOPMENT

     The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No.
86). The Company has expensed all engineering and development costs to date as costs which meet the capitalization criteria outlined in SFAS No. 86 have not been significant.

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

     Foreign currency transaction gains and losses are included in determining net income (loss). The Company recorded foreign currency transaction losses in 1997 and 1996 of $45 and $99, respectively. The Company recorded a foreign currency transaction gain in 1995 of $77.

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

                          Computer Network Technology

2/ MARKETABLE SECURITIES


     The Company's investments in marketable securities are summarized as follows:


December 31                                      1997        1996
-------------------------------------------------------------------
Corporate debt securities                    $  5,034   $  22,810
U.S. government and agency securities           1,000       7,408
                                             ---------  -----------
                                             $  6,034   $  30,218
                                             =========  ===========

     The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1997 and 1996 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three year period ended December 31, 1997. Proceeds from the sale of marketable securities during 1997, 1996, and 1995 were $26,252, $23,042, and $3,519, respectively. At December 31, 1997, investments in marketable securities included $2,984 with contractual maturities of one year or less and $3,050 with contractual maturities of from one to three years.


3/ ACQUISITION

     Effective October 24, 1997, the Company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of the Internet Solutions Division (ISD) of Apertus Technologies Inc., a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429, including a cash payment of $11,412 and assumption of $5,017 of liabilities and related acquisition costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their fair values at October 24, 1997, the effective date of the acquisition. The purchase price was allocated as follows:

Current assets                                  $ 10,488
Property and equipment                             1,000
Other assets                                         672
Identifiable intangibles and goodwill              1,519
In-process research and development                2,750
Current liabilities                               (5,017)
                                                ---------
Cash paid                                       $ 11,412
                                                =========

     The amount related to in-process research and development as determined by a third party appraisal of $2,750 was charged to expense in 1997 as the underlying research and development projects had not yet reached technological feasibility.

     The Company's consolidated financial statements include the results of ISD since October 24, 1997. The following table presents the consolidated results of operations of the Company for 1997 and 1996 on an unaudited pro forma basis as if the acquisition took place at the beginning of each year:

                                     Unaudited Pro Forma
                                         1997       1996
---------------------------------------------------------
Total revenue                        $117,000   $127,000
Net loss                             $ (9,882)  $(11,900)
Net loss per basic and diluted share $   (.44)  $   (.51)

     The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have been recorded had the acquisitions occurred at the beginning of the periods presented or the results which might occur in the future.


4/ INTEGRATION ACTIVITIES


     Subsequent to the acquisition of ISD in 1997, the Company decided to consolidate certain operations and recorded a charge of $2,184 for costs incurred to integrate existing businesses, including accruals for severance, facility closures, relocation of employees and other productivity initiatives. At December 31, 1997, a significant portion of the accrued liability for integration activities remained unpaid. The Company currently anticipates that the remaining liability will be paid prior to the end of 1998.

     In December 1997, the Company sold the assets and technologies relating to the Vision line of products acquired from ISD for $2 million in cash, plus additional payments ranging from $1.5 to $2 million through March 2001, depending upon the Vision product line achieving a defined future revenue target. The sale did not result in recognition of any gain or loss by the Company.

                          Computer Network Technology

5/ COMPONENTS OF SELECTED BALANCE SHEET ACCOUNTS


December 31                             1997        1996
---------------------------------------------------------
INVENTORIES
  Components and subassemblies      $  6,572    $  3,769
  Work in process                      1,657       2,324
  Finished goods                       4,093       3,816
                                    ---------   ---------
                                    $ 12,322    $  9,909
                                    =========   =========
PROPERTY AND EQUIPMENT
  Machinery and equipment           $ 17,882    $ 12,972
  Office and data
   processing equipment               14,221       9,960
  Furniture and fixtures               1,432       1,258
  Leasehold improvements               2,096       1,886
                                    ---------   ---------
                                      35,631      26,076

  Less accumulated depreciation
   and amortization                   21,130      16,421
                                    ---------   ---------
                                    $ 14,501    $  9,655
                                    =========   =========
FIELD SUPPORT SPARES
  Field support spares              $ 11,985    $ 10,491
  Less accumulated depreciation        8,396       6,655
                                    ---------   ---------
                                    $  3,589    $  3,836
                                    =========   =========
GOODWILL AND
OTHER INTANGIBLES
  Purchased technology              $  2,250    $  4,764
  Goodwill                             1,085         866
  Identifiable intangibles               600           -
                                    ---------   ---------
                                       3,935       5,630

  Less accumulated amortization
   and impairment charges                405       4,855
                                    ---------   ---------
                                    $  3,530    $    775
                                    =========   =========
ACCRUED LIABILITIES
  Compensation                      $  5,955    $  5,197
  Income taxes                         1,950       2,020
  Integration activities               1,769           -
  Other                                2,461       1,847
                                    ---------   ---------
                                    $ 12,135    $  9,064
                                    =========   =========


6/ LEASES

     The Company leases all office and manufacturing space and certain equipment under noncancelable capital and operating leases.

     Future minimum lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:


                                   Minimum Lease Commitments
Year Ending December 31              Capital      Operating
------------------------------------------------------------
1998                                $    226       $  3,572
1999                                     226          3,028
2000                                     226          1,607
2001                                     226          1,386
2002                                      96            722
Thereafter                                 -          1,325
                                    ---------      ---------
Total minimum lease payments           1,000         11,640

Less minimum sublease income               -          1,477
                                    ---------      ---------
Net minimum lease payments             1,000       $ 10,163
                                                   =========
Less amount representing
  interest at a rate of 5.69%            118
                                    ---------
Present value of minimum
  capital lease payments                 882

Less current installments                181
                                    ---------
Obligations under capital lease,
  less current installments         $    701
                                    =========

     Rent expense under noncancelable operating leases, exclusive of executory costs, for 1997, 1996, and 1995, was $2,765, $2,202 and $2,332, respectively.


7/ SHAREHOLDERS' EQUITY


COMMON EQUITY PUT OPTION

     In connection with a severance agreement entered into with a former officer and director in 1995, the Company agreed to repurchase up to 280 shares of its common stock on the last trading day of calendar year 1997 for a price of $8.50 per share. During 1996, the former officer and director sold 183 common shares on the open market which were subject to the repurchase obligation. The Company's remaining obligation was satisfied in early 1998 when 97 shares of its common stock were repurchased from the former officer and director for $828.

     Engineering and development expense was increased in 1997 and 1995 by $146 and $1,120, respectively, to record the Company's initial obligation under this agreement and decreases in the market price of its common stock. Engineering and development expense was decreased in 1996 by $779 to reflect termination of the Company's repurchase obligation with respect to the 183 common shares discussed above and an increase in

                          Computer Network Technology
the market price of its common stock.


COMMON STOCK REPURCHASE

     On March 10, 1997 the Company's board of directors authorized the repurchase of up to 2,000 shares of the Company's common stock. As of December 31, 1997, the Company had repurchased 1,405 shares of its common stock pursuant to this authorization for $6,688.

STOCK OPTIONS

     The Company's 1992 Stock Award Plan (the Award Plan) provides for the grant of stock options and performance units to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. The Award Plan also provides for automatic stock option grants to nonemployee directors of 50 shares upon their initial election or appointment to the board of directors, and 20 shares each year to nonemployee directors who are elected, re-elected, or are serving an unexpired term as a director at any annual meeting of shareholders. A maximum of 5,400 shares of common stock are issuable under the terms of the Award Plan.

     All stock options granted under the Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually defined periods, and expire ten years from the date of grant. Performance units entitle participants to payments of cash, stock or a combination thereof and are based upon the achievement of specified performance targets as determined by the compensation committee. As of December 31, 1997, no performance units have been granted under the terms of the Award Plan.

     A summary of the status of the Company's outstanding stock options and related changes for each of the years in the three year period ended December 31, 1997 is presented below:

                                1997               1996              1995
                                Weighted-          Weighted-         Weighted-
                                  Average            Average           Average
                                 Exercise           Exercise          Exercise

Options                    Shares   Price   Shares     Price  Shares     Price
-------------------------------------------------------------------------------
Outstanding at
 beginning of year          3,368  $ 6.19    2,778    $ 6.28   2,262    $ 5.08
Granted                     1,689    4.85    1,483      5.36   1,329      7.43
Reissued                      310    4.94        -         -       -         -
Exercised                     (28)   3.80     (444)     3.38    (457)     3.16
Canceled                   (1,018)   6.91     (449)     7.10    (356)     6.49
                           -------          -------           -------
Outstanding at
 end of year                4,321  $ 5.42    3,368    $ 6.19   2,778    $ 6.28
                           =======          =======           =======
Weighted-average
 fair value of
 options granted
 during the year           $ 2.77           $ 3.48            $ 4.16

     The following table summarizes information about stock options outstanding at December 31, 1997:

                      Options Outstanding                    Options Exercisable

                            Weighted-
                              Average
   Range of                 Remaining       Weighted-                    Weighted-
   Exercise       Number  Contractual         Average  Number              Average
     Prices  Outstanding         Life  Exercise Price  Exercisable  Exercise Price
-----------------------------------------------------------------------------------
$ 3.50-4.99        1,888         8.82         $  4.51          491         $  4.42
  5.00-7.99        2,263         7.92            5.88        1,100            6.15
  8.00-11.13         170         7.39            9.83          116            9.86
                   -----                                     -----
                   4,321                                     1,707
                   =====                                     =====

EMPLOYEE STOCK PURCHASE PLAN

     The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 500 shares of the Company's common stock at a price per share equal to 85 percent of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than five shares of the Company's common stock or more than $2.5 in aggregate fair market value of common stock (as defined) during any six month purchase period. Common shares sold to employees under the Purchase Plan in 1997, 1996, and 1995 were 164, 57, and 83, respectively.

     The fair value of each purchase right granted in 1997, 1996, and 1995 was $1.66, $2.06, and $1.81, respectively.

                          Computer Network Technology

FAIR VALUE ASSUMPTIONS

     In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                              1997       1996       1995
----------------------------------------------------------
Risk free interest rate       6.42%      6.58%      6.24%
Expected life -- years        8.14       8.14       8.14
Expected volatility           39.3%      39.3%      39.4%

STOCK COMPENSATION

     The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost has been recognized in the Company's financial statements for stock compensation awards. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted share would have been reduced to the pro forma amounts indicated below:

                              1997       1996      1995
--------------------------------------------------------
NET INCOME (LOSS)
  As reported              $(2,314)  $  1,360  $  4,023
  Pro forma                $(3,826)  $   (704) $  3,093

NET INCOME (LOSS)
PER SHARE
  As reported
   Basic                   $  (.10)  $    .06  $    .18
   Diluted                 $  (.10)  $    .06  $    .17
  Pro forma
   Basic                   $  (.17)  $   (.03) $    .14
   Diluted                 $  (.17)  $   (.03) $    .13

     The pro forma disclosures presented above do not reflect the full impact of stock based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 are not considered.


8/ NET INCOME (LOSS) PER SHARE

     During 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) which the Company adopted as of December 31, 1997. Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted average number of common shares outstanding, while diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus potential dilutive shares of common stock. Potential dilutive shares of common stock include stock options which have been granted to employees and directors and awards under the employee stock purchase plan. SFAS No. 128 also requires restatement of net income (loss) per share amounts for all periods presented.

     The components of net income (loss) per basic and diluted share are as follows:

                                    Weighted
                                     Average
                      Net Income      Shares   Per Share
                          (Loss) Outstanding      Amount
---------------------------------------------------------
1997
  Basic               $  (2,314)      22,702   $    (.10)
  Dilutive effect of
   employee stock
   purchase awards
   and options                -            -           -
                      ----------    ---------  ----------
 Diluted              $  (2,314)      22,702   $    (.10)
                      ==========    =========  ==========
1996
 Basic                $   1,360       23,241   $     .06
 Dilutive effect of
   employee stock
   purchase awards
   and options                -          316           -
                      ----------    ---------  ----------
  Diluted             $   1,360       23,557   $     .06
                      ==========    =========  ==========
1995
  Basic               $   4,023       22,675   $     .18
  Dilutive effect of
   employee stock
   purchase awards
   and options                -          768        (.01)
                      ----------    ---------  ----------
  Diluted             $   4,023       23,443   $     .17
                      ==========    =========  ==========

     Employee stock purchase awards and options for 4,346,678 and 392 common shares were excluded from the computation of diluted net income (loss) per share in 1997, 1996, and 1995, respectively, because their effect was anti-dilutive.

                          Computer Network Technology

9/ INCOME TAXES


      The components of income (loss) before income taxes and income tax expense (benefit) for each of the years in the three-year period ended December 31, 1997 consists of the following:



                                       1997        1996        1995
 .....................................................................
INCOME (LOSS) BEFORE
INCOME TAXES
U.S.                               $ (3,517)   $  2,396    $  7,399
Foreign                                (376)       (372)       (864)
                                   ..........  ..........  ..........
  Total                            $ (3,893)   $  2,024    $  6,535
                                   ..........  ..........  ..........
                                   ..........  ..........  ..........

INCOME TAX PROVISION
Current
U.S.                               $   (592)   $  1,753    $  2,014
Foreign                                 119          75         243
State                                  (170)        376         428
                                   ..........  ..........  ..........
  Total current                        (643)      2,204       2,685
                                   ..........  ..........  ..........

Deferred
U.S.                                   (741)     (1,285)       (195)
State                                  (195)       (255)         22
                                   ..........  ..........  ..........
  Total deferred                       (936)     (1,540)       (173)
                                   ..........  ..........  ..........
  Total income tax
   expense (benefit)               $ (1,579)   $    664    $  2,512
                                   ..........  ..........  ..........
                                   ..........  ..........  ..........

      The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three year period ended December 31, 1997 is as follows:



                                         1997       1996        1995
                                     ...................................
Statutory tax rate                      (34.0)%     34.0%       34.0%
Increase (decrease) in
  taxes resulting from:
  State taxes, net of
   federal tax benefit                   (6.2)       4.0         4.6
  Foreign sales corporation              (6.7)     (13.7)       (7.1)
  Reduction in foreign net
   operating loss carryforwards             -       38.6           -
  Change in valuation allowance           5.5      (31.3)        8.1
  Other                                    .8        1.2        (1.2)
                                     ..........  .........  ..........
Total                                   (40.6)%     32.8%       38.4%
                                     ..........  .........  ..........
                                     ..........  .........  ..........

      The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of December 31, 1997 and 1996 is as follows:



December 31                                      1997        1996
 ......................................................................
DEFERRED TAX ASSETS
 Property and equipment                       $   878     $ 1,108
 Inventory                                      1,483       1,126
 Reserves for bad debts and sales returns         686         310
 Accrued compensation                             480         778
 Foreign net operating loss carry forwards        410         194
 Federal and state tax credits                    501         193
 Purchased in-process research
    and development                             1,128           -
 Integration activities                           493           -
 Other                                            458          88
                                             ..........  ..........
  Total gross deferred tax assets               6,517       3,797
  Valuation allowance                            (410)       (194)
                                             ..........  ..........
   Net deferred tax assets                      6,107       3,603
                                             ..........  ..........

DEFERRED TAX LIABILITIES
 Purchased technology                               -         (55)
 Other                                              -         (71)
 Total gross deferred tax liabilities               -        (126)
                                             ..........  ..........
   Net deferred tax assets                    $ 6,107     $ 3,477
                                             ..........  ..........
                                             ..........  ..........

      During 1997 and 1995, the Company's valuation allowance increased by $216 and $526, respectively, due to the nonrecognition of the tax benefit associated with the loss from foreign operations. During 1996, the Company's valuation allowance was reduced by $633 due to a decrease in the Company's available foreign net operating loss carryforwards.

      The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that it is more likely than not that its net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.


10/ SUCCESS SHARING
    BONUS PLAN

      The Company's Success Sharing Bonus Plan (the Plan) provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue

                          Computer Network Technology

growth and pre-tax profit.

      The success sharing bonus expense for 1997, 1996, and 1995 was $43, $582, and $325, respectively.


11/      401(K) AND DEFERRED
         COMPENSATION PLANS

      The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 50 percent of a participant's annual plan contributions up to an annual maximum per participant of $1 which vests over a four year period.

      The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20 percent of a participant's annual plan contributions up to an annual maximum per participant of $10. Matching contributions vest over a four year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

      The Company's expense under the 401(k) and deferred compensation plans for 1997 was $380. The Company incurred no expense under these plans prior to 1997.


12/      DISCLOSURES ABOUT
         FAIR VALUE OF FINANCIAL
         INSTRUMENTS


      The following methods and assumptions were used to estimate the fair values of financial instruments:

Cash And Cash Equivalents And Marketable Securities

    The carrying amount approximates fair value because of the short maturity of those instruments.

Common Equity Put Option

    The carrying value of the common equity put option (see note 7) was equal to the difference between the aggregate exercise price of the option and the current market value for the underlying shares. The Company believes the carrying value of the common equity put option approximated its fair value.


13/      NONCASH FINANCING AND
         INVESTING ACTIVITIES AND
         SUPPLEMENTAL CASH FLOW
         INFORMATION

      Cash payments for interest expense in 1997, 1996, and 1995 were $57, $46, and $60, respectively.

      Cash payments for income taxes, net of refunds received in 1997 and 1995 were $986 and $5,306, respectively. Tax refunds received, net of payments, in 1996 were $304.

      During 1997, the Company entered into a capital lease obligation for equipment valued at $989.


14/      FINANCIAL INFORMATION
         BY GEOGRAPHIC AREA AND
         MAJOR CUSTOMERS


      The Company's revenue, income (loss) from operations, and total assets, summarized by geographic area is as follows:


                                        1997       1996        1995
 .....................................................................
REVENUE

  United States
    North America                  $  70,644   $ 71,888   $  55,245
    European export                   11,026      8,491       8,693
    Pacific Rim export                 6,855      7,156       5,849
    Other                              1,877      1,716       1,368
                                   ........... .......... ...........
    Total United States               90,402     89,251      71,155
  European subsidiaries                9,603     10,292      11,363
  Eliminations                        (2,164)    (2,434)     (3,681)
                                   ........... .......... ...........
    Total                          $  97,841   $ 97,109   $  78,837
                                   ........... .......... ...........
                                   ........... .......... ...........

INCOME (LOSS) FROM

OPERATIONS
  United States                    $  (5,075)  $    425   $   5,605
  European subsidiaries                 (201)      (473)       (912)
  Eliminations                           (17)         -         234
                                   ........... .......... ...........
    Total                          $  (5,293)  $    (48)  $   4,927
                                   ........... .......... ...........
                                   ........... .......... ...........

TOTAL ASSETS
  United States                    $  82,395   $ 81,385   $  77,963
  European subsidiaries                7,323      6,984       7,124
  Eliminations                        (4,231)    (5,990)     (5,953)
                                   ........... .......... ...........
    Total                          $  85,487   $ 82,379   $  79,134
                                   ........... .......... ...........
                                   ........... .......... ...........

      No single customer accounted for more than 10 percent of the Company's total revenue in 1997 or 1995. Sales to one customer accounted for 18 percent of the Company's total revenue in 1996.

                          Computer Network Technology

INDEPENDENT
AUDITORS' REPORT  ..............................................................

 ................................................................................

      We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP
Minneapolis, Minnesota
January 27, 1998


REPORT OF
MANAGEMENT  ....................................................................

 ................................................................................

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

      KPMG Peat Marwick LLP, independent certified public accountants, is retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards. The audits include a review of the internal accounting control structure to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach and not for the purpose of providing assurance on the system of internal control.

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

/s/ Gregory T. Barnum

GREGORY T. BARNUM
Vice President of Finance, Chief Financial Officer, and Secretary


/s/ Thomas G. Hudson

THOMAS G. HUDSON
President and Chief Executive Officer

                          Computer Network Technology

QUARTERLY FINANCIAL DATA (UNAUDITED)  ..........................................

(in thousands, except per share data)
Year ended December 31                                First Quarter    Second Quarter    Third Quarter    Fourth Quarter*
 ....................................................................................................................................

1997
 Revenue                                              $     21,747     $      20,696     $     23,810     $      31,588
 Gross profit                                               12,667            11,736           13,725            18,022
 Income (loss) from operations                                 171            (1,769)             206            (3,901)
 Net income (loss)                                             377              (858)             373            (2,206)
 Net income (loss) per share:
     Basic                                                     .02              (.04)             .02              (.10)
     Diluted                                                   .02              (.04)             .02              (.10)

1996
 Revenue                                              $     22,357     $      25,546     $     23,976     $      25,230
 Gross profit                                               12,302            14,043           13,689            13,963
 Income (loss) from operations                                (378)            1,278            1,055            (2,003)
 Net income (loss)                                              19             1,181            1,076              (916)
 Net income (loss) per share:
     Basic                                                     .00               .05              .05              (.04)
     Diluted                                                   .00               .05              .05              (.04)

* The 1997 fourth quarter includes pre-tax charges of $2.7 million associated with the acquisition of the Internet Solutions Division from Apertus Technologies Inc. for in-process research and development and $2.2 million of subsequent integration charges. The 1996 fourth quarter includes a $2.7 million pre-tax charge attributable to the write-down of purchased technology.

                          Computer Network Technology

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

     Investor Relations
     Computer Network Technology Corporation
     605 North Highway 169
     Minneapolis, Minnesota 55441


Information on CNT is also available through the World Wide Web at http://www.cnt.com.


Investor Inquiries

Shareholders, securities analysts, portfolio managers and others in the investment community seeking information about CNT should contact Investor Relations at (612) 797-6111 or by e-mail at investor_relations@cnt.com.


Annual Meeting

Shareholders, employees and friends are invited to attend CNT's annual meeting on Tuesday, May 19, 1998 at 10:00 a.m. at the Marquette Hotel in the IDS Center, 50th Floor, 710 Marquette Avenue, Minneapolis, Minnesota.


Price Range of the Company's Common Stock

The following table sets forth the range of high, low and closing sales prices and volume for the Company's common stock (NASDAQ: CMNT), as reported on the Nasdaq Stock Market.

                                    High        Low       Closing        Volume
                                                                  (in thousands)
 ................................................................................
1997
First Quarter                     $ 7.00     $ 4.87       $  5.37         7,180
Second Quarter                      5.75       3.87          4.50         7,543
Third Quarter                       6.12       3.37          5.50        11,383
Fourth Quarter                      5.62       3.37          3.50         7,682

1996

First Quarter                     $ 5.87     $ 4.00       $  5.62         7,723
Second Quarter                     10.50       5.25          7.12        15,221
Third Quarter                       8.00       4.75          5.75         5,713
Fourth Quarter                      6.75       4.87          5.00         8,966


As of March 23, 1998, there were 1,100 shareholders of record. The Company estimates that an additional 9,000 shareholders own stock held for their accounts at brokerage firms and financial institutions.

Dividends


The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

                          Computer Network Technology

CORPORATE INFORMATION


BOARD OF DIRECTORS

John A. Rollwagen (1) (2)
Chairman of the Board

Mr. Rollwagen has been a director since June 1993 and chairman of the board since December 1995. He is a private investor and business advisor and also acts as a venture partner with St. Paul Venture Capital. In 1993, he served as U.S. Department of Commerce deputy secretary-designate. Between 1981 and 1993, Mr. Rollwagen was chairman and chief executive officer of Cray Research, Inc.

Thomas G. Hudson

Mr. Hudson has served as CNT's president and chief executive officer since June 1996 and as a director since August 1996. Prior to joining CNT, Mr. Hudson was senior vice president of McGraw Hill Companies, general manager of that company's F.W. Dodge Division and senior vice president of Corporate Development. Between 1968 and 1993, Mr. Hudson served in various management positions at IBM Corporation, most recently as vice president and general manager of the Services Sector Division.

Patrick W. Gross

Mr. Gross joined CNT's board of directors in 1997. He co-founded American Management Systems, Inc. (AMS) in 1970 and serves as chairman of the Executive Committee and principal executive officer of that company. He also serves as chairman of Baker & Taylor Holdings, Inc., a major distributor of books, videos and software. He previously served on the staff of the U.S. Secretary of Defense in the Office of Systems Analysis.

Erwin A. Kelen (1) (2)

Mr. Kelen has been a director since June 1988. A private investor, he is president of Kelen Ventures and a partner of Camir Investments. Between 1984 and 1990, he was president and chief executive officer of DataMyte Corporation, a wholly-owned subsidiary of Allen Bradley Co.

Lawrence Perlman (1) (2)

Mr. Perlman has been a director since June 1988. He is chairman and chief executive officer of Ceridian Corporation and has held that position for more than five years.

(1) Audit Committee
(2) Compensation Committee



EXECUTIVE OFFICERS

Thomas G. Hudson
President and Chief Executive Officer

Gregory T. Barnum
Vice President of Finance,
Chief Financial Officer and Secretary

Jeffrey A. Bertelsen
Corporate Controller and
Treasurer

Richard E. Carlson
Vice President of Manufacturing

William C. Collette
Vice President of Engineering

Thomas G. Hudson
Vice President of Worldwide Sales (Acting)

Peter Dixon
Vice President of Worldwide Distribution

Martin G. Hahn
Vice President and General Manager
Internet Solutions Division

Mark R. Knittel
Vice President of Marketing and
Business Development

Kristine E. Ochu
Vice President of Human Resources

Julie C. Quintal
Vice President of Customer Support

                          Computer Network Technology

GLOSSARY


ATM (Asynchronous Transfer Mode) - A high-speed communications technology that transfers data, voice and video information carried in fixed-sized cells.

Channel - A channel is an interface through which mainframe computers transmit and receive information.

Channel Extension - Connection of mainframes to other mainframes, storage devices, or peripheral devices over local area or wide area networks.

DS-1, DS-3 (Digital Signal levels 1 and 3) - Telephony terms describing the 1.544 megabits per second and 44.7 megabits per second digital signals.

Data Compression - The process of condensing the data in order to save storage space and shorten transfer time; the original data is decompressed when read back into memory.

Data Migration - Transfer of large volumes of data from one storage device to another.

Disaster Recovery - A set of rules and procedures that allow a computer site to be put back in operation after a disaster has occurred. The concept of moving backups off-site constitutes the minimum basic precaution for disaster recovery. The remote copy is used to recover data when the local storage is inaccessible after a disaster.

Disk Mirroring - A data redundancy technique in which data is recorded identically on multiple separate disk drives at the same time. When the primary disk is off-line, the alternate takes over, providing continuous access to data.

Fibre Channel - Gigabit-per-second data transfer interface technology that can merge high-speed input/output and networking functionality in a single connectivity technology.

Gateway - A device connecting two or more networks that may use different protocols and media. Gateways translate between the different networks and can connect locally or over wide area networks.

HTML (Hyper Text Markup Language) - The language used in the World Wide Web to create Web pages with links to other documents and rich text enhancements (bold, italic, etc.).

Java - A software programming language developed at Sun Microsystems to solve a number of problems in modern programming practice. The Java language is used extensively on the World Wide Web.

LAN (Local Area Network) - A data network that enables communications between multiple users (PCs, printers, etc.) in a limited geographic area -- generally less than a mile.

Multiplexer - A networking device that condenses multiple communication streams into one stream.

Protocol - A set of rules for communicating between computers. The use of standard protocols allows products from different vendors to communicate on a common network.

SAN (Storage Area Network) - A high-speed network of storage devices that permits data movement and management.

Scalable - A scalable network is a network that can grow and adapt as customer needs increase and change. Scalable networks can easily manage increasing numbers of work-stations, servers, user workloads and added functionality.

SCSI (Small Computer System Interface) - A dominant, international standard interface used by UNIX servers and many desktop computers to connect to storage devices; a physical connection between devices.

Shared Storage - A storage resource is shared between multiple hosts and/or clients, but each system has access only to its volumes.

SRDF - Symmetrix Remote Data Facility (SRDF) is a high-performance, host-independent business continuance solution that enables users to maintain a duplicate copy of all or some of their data at a remote site.

WAN (Wide Area Network) - A network which enables communications between multiple users (PCs, printers, etc.) across a large geographic area, generally anything outside of your home or office building. WANs typically involve connections with telephone companies or Internet service providers.

WEB Browser - A program that allows users to access documents on the Web. They read HTML coded pages that reside on a server and interpret the coding into what we see as Web pages. (Netscape(R) Navigator(TM) -- Microsoft(R) Internet Explorer(TM)).

[LOGO OF CNT APPEARS HERE]


COMPANY LOCATIONS

Computer Network Technology Corporation
(Headquarters)
605 North Highway 169, Suite 800
Minneapolis, Minnesota 55441 USA
Tel: 612-797-6000
Fax: 612-797-6800

Computer Network Technology
(Manufacturing and Development)
6500 Wedgwood Road
Maple Grove, Minnesota 55311 USA
Tel: 612-550-8000
Fax: 612-550-8800

Computer Network Technology
(Manufacturing and Development)
1700 West Park Drive
Westborough, Massachusetts  01581 USA
Tel: 508-870-3500
Fax: 508-870-3550


INTERNATIONAL OFFICES

CNT International Ltd.
2 Langley Quay, Waterside Drive
Langley, Slough SL3 6EX
United Kingdom
Tel: 44-1753-792400
Fax: 44-1753-792499

CNT International Ltd.
Gate House/Isleworth Gate
2 Richmond Road
Isleworth, Middlesex
TW7 7BL
United Kingdom
Tel: 44-181-232-1600
Fax: 44-181-232-2601

CNT France S.A.
77,81 Boulevard de la Republique
92250 La Garenne Colombes
France
Tel: 33-1-4130-1212
Fax: 33-1-4130-1213

CNT Asia Pacific Pty Ltd.
Level 5, 275 Alfred Street North
North Sydney 2060
New South Wales
Australia
Tel: 61-2-9922-4177
Fax: 61-2-9540-5487

CNT China Limited
35/F Central Plaza
18 Harbour Road
Hong Kong
Tel: 85-2-2593-1121
Fax: 85-2-2593-1285

CNT Japan K.K.
Shiroyama JT Mori Bldg. 16F
4-3-1, Toranomon, Minato-ku
Tokyo 105
Japan
Tel: 813-5403-4858
Fax: 813-5403-4646



JOINT VENTURES

CNTware GmbH
Waldstrasse 92
Dietzenbach D-63128
Germany
Tel: 49-6074-8277 0
Fax: 49-6074-827725

For further information, contact us at http://www.cnt.com.





Copyright (C)1998 Computer Network Technology Corporation (CNT).

CNT, Channelink, UltraNet and Brixton are registered trademarks, and the CNT logo, Channelink Integrated Gateway, Web Integrator, and FileSpeed are trademarks of Computer Network Technology Corporation. All other trademarks identified herein are the property of their respective owners. CNT is an equal opportunity employer. CNT is ISO9002 certified.

Printed in the U.S.A.