Form 10-K405, Exhibit 13
period 1998-12-31
COMPUTER NETWORK TECHNOLOGY CORP
filed 1999-03-31
CIK 701319

                                                                      EXHIBIT 13


COMPUTER NETWORK TECHNOLOGY CORPORATION
1998 ANNUAL REPORT
Real Solutions. Real Time.
CORPORATE PROFILE

Computer Network Technology Corporation (CNT(R)) is a leading provider of hard-ware, software, and services for storage area networking and enterprise application integration solutions. Organizations world wide choose CNT to build and run their business-critical networks and enterprise applications.

CNT operates at the nexus of the enterprise, across open systems and the mainframe. We connect the old with new, and local with distant, without sacrificing performance, security, or integrity. Our customers maintain their leading edge through greater connectivity and integrated real-time access to information.

CNT's products and services are sold world wide to end users, system integrators, original equipment manufacturers and value-added resellers through a direct sales force and a network of authorized distributors. A public corporation since 1985, CNT is listed on the Nasdaq National Market System under the symbol CMNT.

TABLE OF CONTENTS

Letter to Shareholders                                                                          2
Real Opportunities. Real Growth.                                                                4
CNT At-a-Glance                                                                                 6
Enterprise Application Integration                                                              8
Storage Area Networks                                                                          10
Financial Review                                                                               12
     Selected Financial Data
     Management's Discussion and Analysis of Financial Condition and Results of
      Operations
     Consolidated Financial Statements
     Notes to Consolidated Financial Statements
     Independent Auditors' Report
     Report of Management
     Quarterly Financial Data
     Investor Information
Glossary of Terms                                                                              41

FINANCIAL HIGHLIGHTS
(in thousands, except per share data)
                                                 1998       1997
FOR THE YEAR ENDED DECEMBER 31
Total Revenue                                  $133,535   $97,841
Net income before special charges                 5,656*      619*
Net income per share before special charges         .25*      .03*
Net income (loss)                                 4,729    (2,314)
Net income (loss) per share                         .21      (.10)
AT YEAR END
Total assets                                   $ 94,027   $85,487
Shareholders' equity                             60,558    55,607
Working capital                                  35,587    30,380

* Excludes a special charge in 1998 of $927,000 or $.04 per share after tax, associated with the acquisition of IntelliFrame Corporation in December 1998; excludes special charges in 1997 of $4.9 million, or $.13 per share after tax, associated with the acquisition of the Internet Solutions Division from Apertus Technologies Inc. in October 1997, and subsequent integration charges.

Real Growth. Real Profits.

More than ever, we are working and living in a networked, data-rich world. To stay competitive, organizations must constantly safeguard information and increase productivity by reliably eliminating the constraints of access and distance. CNT's solutions are positioned to help organizations meet these dynamic challenges. The Company's expanding array of market-driven products and services were well-received in 1998 and are poised to generate increased shareholder value.

Total Revenues
for the year ended December 31 (in thousands)
1995                                              $ 78,837
1996                                              $ 97,109
1997                                              $ 97,841
1998                                              $133,535

Operating Income (Loss)
for the year ended December 31 (in thousands)
1995                                              $7,427*
1996                                              $2,672*
1997                                              $ (359)*
1998                                              $8,139*

Net Income Per Share
for the year ended  December 31
1995                                              $.24*
1996                                              $.13*
1997                                              $.03*
1998                                              $.25*

* Excludes a special charge in 1998 of $927,000 or $.04 per share after tax, associated with the acquisition of IntelliFrame Corporation in December 1998; excludes special charges in 1997 of $4.9 million, or $.13 per share after tax, associated with the acquisition of the Internet Solutions Division from Apertus Technologies Inc. in October 1997, and subsequent integration charges; excludes a special charge in 1996 of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology; excludes a special charge in 1995 of $2.5 million, or $.07 per share after tax, attributable to a management reorganization.

To Our Fellow Shareholders:

With record revenues, CNT clearly turned the corner in 1998. We are now beginning to capitalize on our strategic refocus and the investments we have made in technology and infrastructure over the last few years. During 1998, investors saw a long-awaited improvement in the value and liquidity of their investment in CNT. The price of CNT's shares gained more than 257 percent from December 31, 1997 to December 31, 1998 -- exceeding the growth of the Russell 2000 index over the same period. We continue to work at extending this positive momentum for investors. CNT begins 1999 as a multi-product, market-driven company with a solutions orientation that is attractive to strategic partners and customers alike. We believe there are strong prospects for our products and professional services, which we have strategically aimed at two fast-growing markets: Storage Area Networking (SAN) and Enterprise Application Integration
(EAI). Revenues increased 36 percent to a record $133.5 million in 1998. Total product revenue was $95.5 million, up 39 percent from 1997, reflecting strong demand for our SAN solutions, sales of which were up 379 percent to $32 million, and the completed integration of our 1997 acquisition of the Internet Solutions Division of Apertus Technologies Inc. Net income for 1998 was $4.7 million, compared to a net loss in 1997 of $2.3 million. Excluding special charges, net income was $5.7 million, or $.25 per share -- up more than 800 percent from 1997 net income. Operating margins, excluding special charges, exceeded our goal for the last two quarters, reaching 10.4 percent in the fourth quarter. In addition, cash flow from operations more than doubled.

Accomplishments and 1999 Agenda. Going into 1998, we were determined to execute our strategic plan to launch new products and reposition CNT in growth markets, increase revenues and return CNT to consistent profitability. Those objectives still guide our activities in 1999.

Networking Solutions. We expanded our SAN solutions offering by introducing an open systems version of our popular UltraNet product family. Working with EMC and Oracle, we helped demonstrate an important new remote disk mirroring solution for wide area networks during 1998.

In 1999, we plan to introduce products to extend Fibre Channel over a wide area network, a technology first in the marketplace. We are now well-positioned to grow in the open systems SAN market via our new products, services, and partnerships.

Our expanding relationships with EMC, Legato, Brocade, Compaq, IBM, and other storage partners continue to open up more opportunities for our SAN business. We are pursuing similar relationships with important telecommunications providers to improve the price/performance of networking solutions and lower the total cost of ownership.

Enterprise Integration Solutions. In 1998, CNT completed several important installations worldwide of the Enterprise/Access and Enterprise/ Connect products, reaffirming our leadership in real-time legacy access technology. We tightly integrated the Brixton and Apertus Internet Solutions Division software businesses into our Enterprise Integration Solutions Division. This combination gives that division stronger research and development capabilities, accelerated entry into the EAI market, and significantly improved profitability. The IntelliFrame acquisition brings us exciting new complementary technology, which we intend to transform in 1999 into scalable solutions for large e-business and customer relationship management applications.

We continue to initiate strategic affiliations with partners such as Siebel Systems, a key developer of enterprise relationship management applications, and systems integrators Cap Gemini, Deloitte Consulting, and PricewaterhouseCoopers. As partners who recommend and use our products with their clients -- the end user -- these consultants' relationships expand our reach.

Operational and Management Improvements. In 1998, CNT leveraged its outstanding service reputation by creating professional services groups designed to serve customers' advanced needs and speed their quality implementations of CNT products. We will continue to expand these professional services offerings in 1999.

CNT now has an internal enterprise resource planning system that is fully compliant with Year 2000 and euro currency needs. In 1999, we will install additional Siebel software to further improve customer service and sales support.

We continued to strengthen our attention to customer satisfaction with the addition of executive leadership in key management positions through-out the Company. We are dedicated to establishing continuous improvements in our processes, product quality, and support.

In late 1999, we will consolidate most of our operations into a new suburban Minneapolis facility, supporting future growth and better lease costs.

1999 Outlook. The CNT outlook is promising. We have organized into two divisions and continued to satisfy existing customers and gain new ones, repositioned our business in growth markets, improved operating profitability and enhanced shareholder value. This positions CNT for continued growth and product leadership. With a focus on excellence in execution, our talented, dedicated employees will continue to build value for customers and shareholders in 1999.

Sincerely,
Thomas G. Hudson
President and Chief Executive Officer
March 10, 1999
(Photo of Thomas G. Hudson)

REAL OPPORTUNITIES. REAL GROWTH.

Accelerating Forces Are Creating CNT's Opportunity
CNT has expanded and repositioned its business to effectively address the opportunities created by accelerating global computing trends.

Increased Use of Open Platforms. Organizations are increasingly moving to "open" systems which use a shared, non-proprietary platform for communication between hardware and software -- regardless of who created the hardware or software. Many newer applications are available on these systems and the revenue opportunity in open systems storage is escalating. Companies must optimize their ability to reliably store, organize, and share data between open and mainframe storage devices, and extend the existing legacy applications into newer applications.

Managing the Data Pile-Up. The daily proliferation of data, coupled with the dispersal of data storage and usage, have overwhelmed many organizations' traditional data management procedures, facilities and telecommunications capabilities. Enterprises need solutions to help them cope with both volume and distance.

Increasing Productivity through Intelligent Data Access and Integration. Increased global competition is forcing many organizations to improve productivity by re-engineering workflow processes and integrating customer data residing in disparate applications and databases. Successful solutions allow enterprises to do a better, faster and deeper job of using their own information to anticipate and respond to customer needs.

Leveraging Existing Computing Assets. The cost of maintaining and upgrading information technology infrastructures continues to be a concern. Organizations are lowering the total cost of their computing investments by integrating applications from different manufacturers and bridging technology platforms in older and newer equipment. At the same time, organizations are taking advantage of new solutions that lower the cost of high-bandwidth, high-speed data communications, necessitating multi-platform networked data management solutions. Successful solutions are transparent, scalable, reliable and accessible on a real-time basis.

Business Trends and Key Issues. The forces that trigger demand for CNT's products and services are all on the rise:

 . mergers and acquisitions, and the resulting reorganizations and IT consolidations;
 . efficiency-driven consolidations of data centers, servers and storage facilities;
 . reduced tolerance for computing downtime;
 . round-the-clock dependence on computing systems' availability;
 . increased regulatory compliance requirements;
 . productivity-driven business process re-engineering and improvement initiatives;
 . growing demand to retain and expand customer bases;
 . explosive demand for interaction over the Internet;
 . increased outsourcing of corporate data management and storage functions;
and,
 . increased outsourcing of application development and support.

CNT's Products and Services

To respond to these trends, CNT has structured its products and services to focus on newer markets: SAN and EAI.

Our SAN solutions help organizations create networks to link together "islands of information" that exist in various forms across a business. SAN products and services can help organizations link data centers, build networks to manage data across their open systems, or manage data across multiple computing platforms -- from data centers to network servers. Total cost of ownership is improved because these new networks can reliably support more than one application such as real-time backup and recovery, disk mirroring, and data sharing.

Our EAI solutions help organizations link legacy applications with new business applications. These solutions increase the value of information by making it available in real-time and usable by key enterprise applications. Intelligent access to data integrated from multiple applications is the critical capability that supports beneficial customer interaction and makes e-business work.

We also continue to have a strong presence in our traditional markets of Channel Networking and SNA Connectivity. According to a recent IDC analyst report, CNT is the market leader in channel extension solutions -- the foundation of our SAN technology. Additionally, the expertise we developed in SNA connectivity has given us the ability to scalably integrate legacy systems into other applications, a key component of the EAI market.

CNT is positioned, along with our strategic partners, to strengthen our ability to develop properly targeted, industry-compatible equipment, software and solutions. Through our professional services offerings, we provide expertise in design, planning and project management, along with the ability to develop custom solutions for customers.

CNT's Growth Strategy

Our growth strategy is clear, and we are making solid progress toward achieving it. CNT is positioned to grow by:

 . Increasing our leadership share in the installed base for channel extension and SNA connectivity
 . Furthering our leadership in the SAN market by extending SANs over wide area networks, and targeting opportunities involving remote disk mirroring and campus solutions
 . Securing a leadership position in the EAI market, chiefly by pursuing higher-margin opportunities in customer relationship management and e-business applications
 . Serving customers directly and through an expanding group of high-profile strategic partners, including systems integrators, enterprise application developers, telecommunications providers, value-added resellers, and key storage vendors
 . Pursuing 100 percent customer satisfaction by assuring the highest reliability of our solutions
 . Expanding the reach of higher-margin professional services
 . Further improving operating productivity, quality assurance and expense management

SAN MARKET

CNT SAN Product Revenue

CNT's sale of products for SAN solutions increased 379 percent in 1998.
(in thousands)
1997                         $ 7,000
1998                         $32,000

Dataquest, an industry analyst group, reports that world wide spending on SAN-type solutions totaled approximately $250 million in 1998 and is projected to grow to an estimated $2.4 billion in 2002.

EAI MARKET

CNT EAI Product Revenue

1998 sales of CNT's EAI-related products grew 528 percent.
(in thousands)
1997                         $  700
1998                         $4,400

The market for EAI applications was estimated by Dataquest to be $250 million in 1998 and expected to grow to approximately $1.4 billion in 2002.

CNT OPERATING MARGINS

1998 CNT Operating Margins
as a percentage of revenues and excluding special charges
Q1                            1.7%
Q2                            3.8%
Q3                            7.9%
Q4                           10.4%

CNT AT-A-GLANCE
---------------

Networking Solutions
--------------------

Markets
-------

Channel Networking
------------------

CNT's channel extension technology is the foundation of its SAN solutions.

Applications
------------

Data Center Consolidation
Data Center Load Balancing
Remote, High-Speed Digital Printing/Imaging

Storage Area Networks (SAN)
---------------------------

A SAN is a high-speed network, that establishes a direct connection between storage devices and servers, either locally or remotely. Now stored information can be shared between diverse systems components, including mainframes and open systems.

Remote Disk Mirroring

Disk mirroring avoids the serious threat to business posed by the loss of data between data system backups by simultaneously creating up-to-the-minute images of mission-critical data on multiple backup storage disks. CNT provides the highest level of performance and reliability for mainframe and open systems, supporting all key vendor environments such as EMC, IBM, and Hitachi Data Systems.

Backup and Restore/Remote tape vaulting

CNT's UltraNet solutions streamline an enterprise's backup and restore capabilities by introducing higher storage system performance and better use of communications bandwidth. The payoff: less system downtime, operating savings, greater system availability and flexibility.

Data Sharing/Legacy Connections

CNT's UltraNet and FileSpeed solutions give businesses the tools to access and move data between and among dissimilar storage and network environments. The results are reduced costs, increased productivity and improved management for applications such as data warehousing and data mining.

Products & Services

Products:

Channelink
ChannelSpeed
FileSpeed
Management Software
UltraNet Open Systems Director
UltraNet Storage Director
UltraNet Storage Gateway
UltraNet Storage Multiplexer
UltraNet Wave Multiplexer

Services:

Custom Software Development
Data Migration
Implementation Planning
Network Audits
Network Design
Project Management
Solution Prototyping

Selected Customers:

America Online
Ameritech
Bell Atlantic
Branch Banking & Trust
Chase Manhattan Bank (U.S. and U.K.)
EDS
Firstar National Bank
Fannie Mae
HealthPartners
IBM Global Services
National Westminster Bank (U.K)
NationsBank
Sandia National Laboratories
SE Banken (Sweden)
The Vanguard Group
University of Illinois
WalMart

Strategic Alliances:

Amdahl Corporation
BROCADE Communications Systems, Inc.
Clariion (Data General)
Compaq Computer Corporation
EMC Corporation
Exabyte Corporation
Hitachi Data Systems
IBM Corporation
Legato Systems, Inc.
Sutmyn Storage Corporation

Enterprise Integration Solutions
--------------------------------

SNA Connectivity
----------------

Enabling SNA connectivity for legacy systems gave CNT the expertise to enter the EAI market.

Applications
------------

TCP/IP to SNA Gateway servers
UNIX to SNA Gateway servers

Enterprise Application Integration (EAI)

EAI consists of a set of technologies that enable multiple independent and/or distributed applications to be integrated into one enterprise system. EAI software automates this integration.

CRM/ERM (Customer Relationship Management/Enterprise Relationship Management)

A set of applications or software that integrates the areas of a company that affect its customers: sales, marketing and customer service. CNT's Enterprise/Access integrates with products from Siebel Systems, Vantive, Clarify, and other vendors to give agents real-time access to customer information from legacy applications.

E-business (Electronic business)

The act of doing business over the Internet. Enterprise/Access combines with NetDynamics and other Web tools to build Internet-based applications that integrate data from a variety of legacy environments.

Legacy Rejuvenation

Re-engineering the older user interfaces of the legacy system to create easier access to the legacy application, allowing an employee to make better use of the information. CNT translates and routes data between the users' front-end and back-end applications on mainframes and Unix servers.

Products & Services

Products:

Brixton Unix-based Terminal Emulators
Enterprise/Access
Enterprise/Connect
SNA Servers

Services:
Application Design
Application Prototyping
Custom Software Development
Integration Consulting
Project Management

Selected Customers:

American Stores
AT&T
BankBoston
Bank One
Barclays Espana (Spain)
Burlington Northern Santa Fe Railroad
Canadian National Defense (Canada)
Exelon Energy Corporation
Government of Sweden (Sweden)
Group Health
GTE
Meadows Credit Union
Sabre Group
Santander Bank (Columbia, SA)
Whirlpool

Strategic Alliances:

Active Software
Bay Networks
Cap Gemini
Deloitte Consulting
Graham Technology
PricewaterhouseCoopers
Siebel Systems
Sun Microsystems/NetDynamics

ENTERPRISE APPLICATION INTEGRATION

Real Solutions. One of the world's leading manufacturers of home appliances decided to streamline service to its 2,500 trade partners world wide. This was done by providing real-time access to back office applications -- customer billing, shipping and receiving, inventory status, materials handling, and online ordering. The challenge is that these systems run on legacy mainframe computers using a variety of software. The manufacturer needed a solution that would interface with all of these systems, provide a comfortable graphical interface and integrate the information so that it would be available and useful to partners connecting to the system over the Internet. CNT provided its Enterprise/Access product and professional services expertise. Today, when you purchase a home appliance, the dealer gets on the Internet, sends the order and gives you a delivery estimate based on the latest inventory information. The dealer has a happier customer and the manufacturer has happier dealers -- and lower costs for delivering a higher level of day-to-day support to those partners.

Companies that serve their channel partners and end users faster have a competitive advantage. CNT's Enterprise/Access can provide an intelligent filter that understands data on legacy applications, translates it and puts it in context for use in new e-business applications. Now those trade partners have easy access to vital supplier information and can provide better customer service.

Buying a washer is easy: you browse, you choose, you pay, you wait. (Photo of couple looking a washing machines.)

The real action is behind the scenes: CNT's Enterprise/Access pulls the data from the manufacturer's mainframe data center, "translates" it, and makes it available for the dealer through a custom Web site. Over the secure Web site, the dealer gets up-to-the-second data on inventory, pricing and delivery times-- and then places the order. The dealer knows he can deliver the product. The customer feels good -- the dealer knows his stuff.

(Photo of man at computer.)

When will it get there? As the washer is trucked to the warehouse, a quick on-line check by the dealer updates the delivery schedule for the customer. CNT makes the real connection from data to information.

(Photo of truck.)

Washing clothes is easy now. A good brand from a good dealer. Now, about that refrigerator...

(Photo of woman at clothes dryer.)

Real Service. When the Telecommunications Act of 1996 created more choices for consumers, it created a critical need for high-quality service from competitive telephone companies. When a global telecommunications company chose to enter a new local market, it knew its customer service representatives needed an easy-to-use system with all necessary information available online, simultaneously. To make it work, the customer service system had to link seamlessly to the mainframe computers that track telephone usage, billing and account information. Using call center software from Siebel Systems, the customer defined what information from its many applications it needed to deliver world-class customer support. CNT delivered an application integration solution based on its highly scalable Enterprise/Access software. Today, a caller ordering local phone service encounters a service rep who is knowledgeable and friendly, a sign-up process that is quick and painless, and the awareness that he or she can count on the local phone service.

When customers can change companies at the drop of a hat, world-class service isn't just necessary, it is crucial to success. The customer service call center has become a crucial ingredient in retaining and satisfying those customers. CNT provides the essential link between mainframe applications and Siebel Systems call center software, delivering the right information -- on request -- to the customer representative's desktop.

A stroke of the pen established the Telecommunications Act of 1996, opening local telephone markets to competition. Customer service is key to success.

(Photo of ink pen.)

Setting up local phone service means funneling data from the original local phone company to new systems. The transfer must be seamless -- or the customers will notice.

Photo of finger pointing to computer screen.)

CNT and Siebel Systems deliver the solution CNT's Enterprise/Access furnishes customer data to a Siebel call center screen, leaving the call center representatives well prepared for any customer query. Enterprise/Access proved the most flexible solution available for enterprise integration, providing the scalable infrastructure needed by a phone company that expects instant quality and rapid growth. From the call center, the phone company can check accounts, review usage data and suggest new rate programs. This is the kind of knowledgeable service that customers expect.

Photo of man on telephone.)

The result: new customers -- happy customers.

(Photo of woman on telephone.)

STORAGE AREA NETWORKS

Real Growth. For a financial services company that helps more than 1,000 businesses and 2.4 million people make electronic bill payments and deposits, automate financial transactions and conduct secure transactions over the Internet, meeting customers' expectations is crucial to securing their long-term trust and retaining their business. When acquisitions led this financial services company to move its headquarters from one state to another, it had to move its data. The company knew this movement had to be handled quickly, without disruption to the millions of daily transactions handled on the system. Disk mirroring creates a mirror image of information at a remote location and is useful for copying "live" data to another environment. Using CNT's UltraNet hardware, software, and professional services, EMC Corporation's software "mirrored" data between two remote systems. For 36 hours, every time a change was made in one state's system, it was automatically synchronized with the data in another state. The real value of the CNT disk mirroring solution was apparent to the company: its customers never noticed.

More and more people are transacting business electronically, employing direct-deposit or automatic bill payment, even using the Internet to access account information. So when a financial services company makes changes, it has to not only guard against lost information, but also provide support for on-line systems that never shut down. CNT enables remote disk mirroring so changes can be made to one system while it automatically synchronizes information with another distant system.

So many statements, so much paper. More and more, people are turning to on-line finances to make their lives easier.

(Photo of person managing finances.)

With so much change in the financial services market, the key is to keep the customers' trust. Remote disk mirroring from CNT provides reliable instantaneous backup, helping ensure the system is always up and running. (Photo of tall buildings.)

With electronic accounts and the Internet, the customer expects 24 x 7 uptime. Customers can check accounts, update records and pay bills on-line, any place, any time. SANs work in the background, so that the customer never needs to hear about "information infrastructures" and "data migration." They can trust that the information is there when they need it.

(Photo of woman at computer.)

And for millions each year, personal finance goes seamlessly on-line.

(Photo of computer screen.)

Real Opportunity. A major global retailer operating in high-performance athletic apparel markets knew it had a gold mine in its data centers: a system full of sales data from its more than 7,000 stores worldwide. The company's challenge was to turn its data into real profits. A company that knows its customers' buying habits can purchase product appropriately and target its products and promotions for far greater impact. To get the most current and accurate analysis possible, it was critical to be able to move massive amounts of data quickly from the mainframe to a specialized sales trend analysis system, housed in an open systems-based data warehouse. The retailer chose CNT's FileSpeed because it is ideal for situations that have short time windows and involve cross-platform data sharing applications. The result: the retailer continues to use the CNT-enabled sales trend analysis system, unlocking the power of its data to stay ahead of market trends.

Information is power. If a company knows when, where and how customers buy its products, it can organize its business around those habits and market trends, targeting products and promotions by geography or even by store to far greater impact. CNT's products move information at very high speeds between storage and the analysis tools, improving data warehousing projects.

Every sale tells a story -- the swipe of a scanner delivers the "who, what, when, where and how" of athletic footwear sales for this retailer.

(Photo of bar code.)

High-tech marketing today uses sophisticated data mining software to find the story in mountains of information: sales trends by geography, what's hot and what's not. And the information can get "cold" in only hours. CNT's FileSpeed software moves the mountain of data from the mainframe to the data mining system in real time.

(Photo of man at computer.)

The data analysis helps the company predict which styles will sell the best, and where, so they can make sure those stores are well stocked.

(Photo of shoe boxes.)

Now, the company gets ahead of trends, connecting consumers with the latest footwear fashions.

(Photo of person's shoes.)

SELECTED FINANCIAL DATA
SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(in thousands, except per share data)
years ended december 31                                          1998        1997       1996        1995       1994
                                                            ---------   --------   --------   ---------    ---------
Revenue                                                     $ 133,535   $ 97,841   $ 97,109    $ 78,837    $  79,542
Income (loss) from operations excluding special charges         8,139       (359)     2,672       7,427        6,253
Income (loss) from operations                                   7,212     (5,293)       (48)      4,927       (3,049)
Income (loss) before income taxes                               7,639     (3,893)     2,024       6,535       (1,789)
Net income (loss)                                               4,729     (2,314)     1,360       4,023       (4,714)
Net income (loss) per share:
    Basic                                                   $     .21   $   (.10)  $    .06    $    .18    $    (.21)
    Diluted                                                 $     .21   $   (.10)  $    .06    $    .17    $    (.21)


SELECTED CONSOLIDATED BALANCE SHEETS DATA
(in thousands, except employee data)
as of december 31                                               1998        1997        1996        1995         1994
                                                           ---------  ----------   ---------   ---------   ----------
Current assets                                             $  66,240  $   59,559   $  66,410   $  61,525   $   53,062
Current liabilities                                           30,653      29,179      18,218      17,243       17,675
                                                           ---------  ----------   ---------   ---------   ----------
    Working capital                                        $  35,587  $   30,380   $  48,192   $  44,282   $   35,387
                                                           =========  ==========   =========   =========   ==========
Total assets                                               $  94,027  $   85,487   $  82,379   $  79,134   $   73,149
Long-term obligations                                      $   2,816  $      701   $    --     $     --    $      163
Shareholders' equity                                       $  60,558  $   55,607   $  64,161   $  60,506   $   53,979
Number of full-time employees                                    601         625         493         408          338

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame Corporation (IntelliFrame), a start-up software and services company that develops technology for legacy systems integration with client/server and Internet technologies. The purchase price of $2,000,000 will be paid in two installments of $1,000,000 each in January 1999 and 2000. The Company allocated $927,000 of the purchase price to in-process research and development, which was charged to expense in 1998, as the underlying research and development project (Process Dynamics) had not yet reached technological feasibility. Process Dynamics is a new technology that manages business logic and process workflow for large e-business and customer relationship management applications. The Company estimates that it will spend approximately $500,000 in 1999 to complete Process Dynamics.

Effective October 24, 1997, the Company acquired substantially all of the assets, including in-process research and development, of the Internet Solutions Division of Apertus Technologies Inc., (ISD) a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429,000, including a cash payment of $11,412,000 and assumption of $5,017,000 of liabilities and related acquisition costs. The amount related to in-process research and development of $2,750,000 was charged to expense in 1997 as the underlying research and development projects had not yet reached technological feasibility. Subsequent to the acquisition, the Company recorded a charge of $2,184,000 for costs incurred to integrate existing businesses, including accruals for severance, facility closures and infrastructure integration.

RESULTS OF OPERATIONS

As an aid to understanding the Company's operating results, the following table sets forth certain information derived from the Consolidated Statements of Operations of the Company. (All amounts are expressed as a percentage of total revenue except gross profit which is expressed as a percentage of the related revenue.)

Percentage of Revenue                                    1998           1997        1996
REVENUE
Product sales                                            71.5%          70.3%       76.4%
Service fees                                             28.5           29.7        23.6
                                                        -----          -----       -----
    Total revenue                                       100.0          100.0       100.0

GROSS PROFIT
Product sales                                            67.6           67.3        65.2
Service fees                                             37.2           33.9        24.7
                                                        -----          -----       -----
    Total gross profit                                   58.9           57.4        55.6
                                                        =====          =====       =====

OPERATING EXPENSES
Sales and marketing                                      32.5           34.5        33.2
Engineering and development                              15.6           18.2        14.4
General and administrative                                4.7            5.1         5.3
Write-down of purchased technology                          -              -         2.8
Purchased in-process research and development             0.7            2.8           -
Integration charges                                         -            2.2           -
                                                        -----          -----       -----
    Total operating expenses                             53.5           62.8        55.7
                                                        -----          -----       -----
Income (loss) from  operations                            5.4           (5.4)       (0.1)
Other income, net                                         0.3            1.4         2.2
                                                        -----          -----       -----
Income (loss) before income taxes                         5.7           (4.0)        2.1
Provision (benefit) for income taxes                      2.2           (1.6)        0.7
                                                        -----          -----       -----
Net income (loss)                                         3.5%          (2.4)%       1.4%
                                                        =====          =====       =====

REVENUE

The Company's Networking products revenue includes the sale and support of products that offer high-speed open systems connectivity, access to legacy data and guaranteed data integrity for applications such as remote storage, disk mirroring, remote tape vaulting and disaster recovery. The Company's Enterprise Integration products revenue includes the licensing, sale and support of products that integrate real-time access to legacy systems with client/server and Internet technologies, including e-business and customer relationship management applications.

Revenue from the sale of Networking products increased 34 percent in 1998 to $74,969,000 when compared to 1997. Storage Area Networking (SAN) applications for both open systems and mainframes continued to drive new product revenue for CNT in 1998. Product sales of SAN-related applications increased 379 percent in 1998 to $31,850,000 from $6,645,000 in 1997. Product sales of non-SAN related applications declined in 1998 to $43,119,000 from $49,482,000 in 1997.

Revenue from the sale of Networking products decreased nine percent in 1997 to $56,127,000 when compared to 1996. The decrease was primarily attributable to a $7,556,000 reduction in the sale of the Company's channel connectivity controller product to IBM and a decrease in Channel Extension and other non-SAN related product sales. The reduction in Networking products revenue attributable to these items were somewhat offset by initial sales of SAN-related product applications, including sales of the Company's new UltraNet Storage Director products.

Revenue from the sale of Enterprise Integration products increased 62 percent in 1998 to $20,506,000, due to the acquisition of ISD in the fourth quarter of 1997 and an increase in the sale of Enterprise Application Integration (EAI) products. Revenue from the sale of EAI products increased 528 percent in 1998 due to increasing customer demand for products that integrate legacy applications with frameworks, packaged applications, or new environments, while also providing mainframe connectivity. In addition, approximately 60 percent of the increase in revenue from EAI product sales can be attributed to a single transaction with a tier one systems integrator.

Revenue from the sale of Enterprise Integration products decreased one percent in 1997 to $12,660,000 when compared to 1996. Reductions in revenue from the sale of traditional gateway products and the sale of products to OEM customers were somewhat offset by initial sales of the Company's EAI products. The October 1997 acquisition of ISD accounted for $2,300,000 of new product revenue in 1997 when compared to 1996.

Service fees from Networking products' customers increased by 17 percent in both 1998 and 1997 to $28,053,000 and $24,068,000, respectively, due to the growing installed base of customers using the Company's products. In addition, the sale of professional services to Networking products' customers generated $1,464,000 of new incremental revenue in 1998.

Service fees from Enterprise Integration products' customers increased in 1998 and 1997 by $5,021,000 and $2,714,000, respectively, due to the October 1997 acquisition of ISD.

Revenue generated from the sale of products and services outside the United States increased by $16,344,000 or 57 percent in 1998 when compared to 1997, and decreased by $173,000 or one percent in 1997 when compared to 1996. The Company derived 34 percent, 29 percent and 30 percent of its revenue outside the United States in 1998, 1997 and 1996, respectively. The increase in revenue generated outside the United States in 1998 and 1997 is primarily attributable to growing customer demand for SAN- and EAI- related product applications.

No single customer accounted for more than ten percent of the Company's revenue in 1998 or 1997. Sales to one customer and its multiple divisions accounted for 18 percent of the Company's revenue in 1996.

Revenue increases in both 1998 and 1997 were attributable to higher volumes. Price increases for the Company's products and services did not have a significant impact on revenue in either year.

During 1997, the Company announced its new SAN strategy and UltraNet family of products which provides for high-speed connectivity between storage devices and servers from anywhere, any time. The Company believes that the SAN applications provided by its Channelink and UltraNet products position the Company for growth in the SAN market. During 1999, the Company intends to continue to add new functionality to its UltraNet product line, particularly in the areas of open systems and Fibre Channel, to provide customers with additional applications to satisfy their growing need for SAN capabilities.

The acquisition of IntelliFrame Corporation in 1998 strengthens the Company's position in the large and rapidly growing EAI market. IntelliFrame provides new technology that manages software development and deployment, network communications, business logic, and process workflow that improves development and deployment for large e-business and customer relationship management applications. The Company anticipates that new products based on the capabilities of IntelliFrame will be available in mid-1999. The Company has also completed the integration of ISD with its existing Enterprise Integration business. The integration has increased the Company's presence in the growing EAI market and has allowed the Company to provide customers with a new and improved set of products and services. The Company believes that it is well-positioned to take advantage of available growth opportunities in the EAI market.

The Company believes that new products and services in both the SAN and EAI markets should increase demand for its products in both domestic and international markets. The Company believes that it can increase revenue in both of these important growth markets by continuing to acquire and develop new products and services and by continuing to identify new applications and markets for its technology.

The Company expects continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders, because of their relative impact on total quarterly sales, may contribute to such fluctuations. The level of product sales reported by the Company in any given period will continue to be affected by the receipt and fulfillment of sizable new orders in both domestic and international markets.

GROSS PROFIT

Gross profit margins from Networking product sales were 63 percent in 1998, compared to 64 percent in 1997 and 62 percent in 1996. The slight decrease in gross profit margins from Networking product sales in 1998 when compared to 1997 was due to an increase in UltraNet product sales which have a slightly lower gross margin during the product introduction period than the Company's traditional Channelink products. The 1997 decrease in sales of the Company's lower margin channel connectivity controller to IBM, resulted in a higher gross profit margin percentage from product sales in 1997 when compared to 1996.

Gross profit margins from Enterprise Integration product sales in 1998 and 1997 were 83 percent, compared to 81 percent in 1996. The increase can be attributed to higher-margin software sales accounting for a larger percentage of total Enterprise Integration product revenue.

Actual gross profit margins on product sales in 1999 will depend on a number of factors, including the mix of products, acceptance of the Company's new products, particularly in the SAN and EAI markets, the relative amount of products sold through alternative sales channels and the level of price competition.

Gross profit margins from Networking product services in 1998, 1997 and 1996 were 37 percent, 36 percent and 30 percent, respectively. The improvement in gross profit margins from Networking product services in 1998 and 1997 is attributable to economies of scale resulting from the steadily increasing base of customers contracting for services and new incremental revenue from professional services, which offers a higher gross margin than the Company's traditional service business.

Gross profit margins from Enterprise Integration product services in 1998, 1997 and 1996 were 39 percent, 24 percent and a negative 20 percent, respectively. The improvement in gross profit margins from Enterprise Integration product services in both 1998 and 1997 can be attributed to the October 1997 acquisition of ISD.

OPERATING EXPENSES

Sales and marketing expenses related to the Company's Networking products increased by $4,067,000 or 15 percent in 1998 due to the additional expense associated with the 34 percent increase in Networking products revenue. Sales and marketing expenses increased by $3,034,000 or 13 percent in 1997 as compared to 1996 due to the marketing expense associated with the launch of the Company's SAN strategy and UltraNet family of products in 1997, and investments the Company made in its sales and marketing organization to identify new market opportunities for the Company's products.

Sales and marketing expenses related to the Company's Enterprise Integration products increased by $5,708,000 in 1998 due to the October 1997 acquisition of ISD. Enterprise Integration product-related sales and marketing expenses declined by $1,509,000 in 1997 compared to 1996 due to the reassignment of certain sales personnel to the Networking products division.

Engineering and development expense primarily relates to costs associated with development of new products and enhancements to existing products. Engineering and development expense related to the Company's Networking products increased in 1998 and 1997 by $1,563,000 or 13 percent and $2,246,000 or 22 percent, respectively, when compared to the prior year due to continued development of the Company's UltraNet family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities. Shipments of UltraNet products increased to $17,730,000 in 1998 from $5,471,000 in 1997.

Engineering and development expense related to the Company's Enterprise Integration products in 1998, 1997 and 1996 were $6,966,000, $5,553,000 and
$3,947,000, respectively. The increases in 1998 and 1997 can be attributed to continued development of new products and the acquisition of ISD in the 1997 fourth quarter. The Company also completed development of the Enterprise/Connect product acquired as in-process research and development in the October 1997 acquisition of ISD.

The Company anticipates investing approximately 15 percent of total revenue in engineering and development in 1999, which includes investments in current and future products. The Company believes a sustained high level of investment in engineering and development is essential to customer satisfaction and future revenue. During 1999, the Company intends to continue to invest in its UltraNet product line, particularly in the areas of open systems and Fibre Channel to further enhance its SAN offerings. The Company also intends to complete development of the Process Dynamics product acquired as in-process research and development from IntelliFrame in December 1998.

General and administrative expenses increased by $1,308,000 or 26 percent in 1998 as compared to 1997. The increase is primarily attributable to the additional expense associated with the higher level of revenue and acquisition of ISD in October 1997. General and administrative expenses decreased by $193,000 or four percent in 1997 as compared to 1996 due to incremental costs incurred in 1996 for employee severance, and costs associated with the management reorganization that occurred at the end of 1995.

Excluding special charges, the Company's operating expenses in 1998, 1997 and 1996 were equal to 53 percent, 58 percent and 53 percent of total revenue, respectively. The improvement in operating expenses as a percentage of total revenue in 1998 is attributable to headcount and other cost control initiatives combined with the increase in total revenue. The deterioration in operating expenses as a percentage of total revenue in 1997 is attributable to the added expense associated with the development and launch of the Company's UltraNet product line and SAN strategy. The Company is focused on improving its overall level of operating profitability through revenue growth, head count management and implementation of other cost control initiatives. The Company's goal is to achieve a 15 percent operating margin.

SPECIAL CHARGES

During 1998, the Company recorded a $927,000 charge for in-process research and development associated with the acquisition of IntelliFrame. This charge is not deductible for tax purposes.

During 1997, the Company recorded pre-tax charges of $2,750,000 for in-process research and development associated with the acquisition of ISD and $2,184,000 for productivity initiatives subsequent to the acquisition to integrate existing businesses.

During 1996, the Company recorded a $2,720,000 pre-tax charge for the write-down of purchased technology due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

OTHER

Interest income decreased in 1998 and 1997 by $1,160,000 and $306,000, respectively, due to lower available balances of cash and marketable securities resulting from the Company's common stock repurchase program and acquisition of ISD.

The Company recorded a provision for income taxes in 1998, 1997 and 1996 at an effective rate of 38 percent, 41 percent and 33 percent, respectively. Excluding the nondeductible charge in 1998 for purchased in-process research and development associated with the acquisition of IntelliFrame, the Company's effective tax rate for 1998 would have been 34 percent. Fluctuations in the Company's effective income tax rate for 1998 and 1997 are primarily due to the large special charges recorded each year, the amount of nondeductible foreign losses and fluctuations in the level of benefit from the Company's foreign sales corporation. The Company has recorded a net deferred tax asset at December 31, 1998 of $5,655,000. Based on an assessment of the Company's taxable earnings history and prospective future taxable income, management has determined it to be more likely than not that its net deferred tax asset will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations through the private and public sales of equity securities, bank borrowings under lines of credit, capital and operating equipment leases and cash generated by operations.

Cash, cash equivalents and marketable securities at December 31, 1998, totaled $12,362,000, an increase of $1,538,000 in 1998. Operations provided $10,923,000 of cash in 1998. The Company's operating profitability improved in 1998 and accounts receivable days sales outstanding were reduced from 95 days at the end of 1997 to 77 days at the end of 1998. Inventory levels increased by $6,919,000 in 1998 due to higher sales levels and additional requirements for product betas and evaluations. Accrued liabilities increased by $2,392,000 in 1998 due to higher year-end bonuses and commissions resulting from the Company's increased revenue and profitability in 1998. Proceeds from the exercise of stock options and shares issued under the employee stock purchase plan contributed $1,645,000 of cash in 1998. Uses of cash in 1998 included the purchase of property and equipment, field support spares and technology assets totaling $9,320,000 and common stock repurchases of $1,758,000.

Expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. The Company has leased a new building, presently under construction, for its principal business operations with occupancy scheduled for the 1999 fourth quarter. The Company believes that its current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flows from operations, will be adequate to fund its operating plans and meet its currently anticipated aggregate capital requirements, at least through 1999.

The Company believes that inflation has not had a material impact on its operations or liquidity to date.

YEAR 2000

The Company is aware of the issues relating to the Year 2000 and is currently assessing the impact that Year 2000 issues will have on its business. The Company has also initiated corrective action with respect to certain Year 2000 issues uncovered during its assessment. The following information outlines the current status of the Company's plans regarding Year 2000 issues.

COMPANY STATE OF READINESS

The Company has established a cross-functional team that has been charged with assessing the Company's Year 2000 readiness and identifying Year 2000-related issues that could impact the Company's business. The activities include a review of all Year 2000 issues relating to the Company's internal business systems, products, and third party suppliers and vendors.

The Company has assessed its internal information systems to determine if they will meet the needs of the Company into and beyond the year 2000. Based on this assessment, the Company determined that one of its primary internal business systems was not Year 2000 compliant. The Company spent approximately $2,300,000 on new hardware, software and services in 1998 to acquire and implement a new Year 2000 compliant business system which was installed and became operational in January 1999. The Company's old non-compliant business system was fully depreciated by the end of 1998. The Company is continuing to test and assess its internal information and business systems to ensure Year 2000 compliance. The Company presently believes that its other systems are Year 2000 compliant.

The primary purpose of the Company's products is to carry data between systems. The Company defines Year 2000 readiness for its products to mean that, as a result of date transition relating to the Year 2000, its products will not: 1) fail in their task of transmitting data, or 2) corrupt the data stream that they carry. To date, based on the Company's activities to assess the Year 2000 readiness of its products, the Company has determined that certain third party software imbedded in its products is not Year 2000 compliant. The Company is currently implementing a program that will correct the deficiency by July 1, 1999. A secondary issue relates to the cosmetic appearance of displays and status reports produced by the Company's products. The Company products utilize dates for logging alerts, messages, and displays and reporting network traffic. These functions are ancillary to the products' primary operation of data transmission, and therefore are excluded from the Company's definition of Year 2000 readiness. The Company is committed to making displays and reports from its products clear and accurate. The Company tested its products for appearance anomalies at the same time it tested its products for Year 2000 readiness. The dates presented in certain versions of the Company's software products are shown as two digits or contain other report anomalies. The appearance related anomalies have been or will be corrected in subsequent versions of the Company's products that are scheduled to ship prior to the year 2000.

The Company is also conducting an assessment of its key vendors and suppliers to ensure that no interruption of material, service or product functionality occurs due to Year 2000 date transitions. The Company's assessment is ongoing and a completion date has not been identified. However, the Company does believe that alternate vendors could be utilized to replace the products and services that are currently provided by its key suppliers and vendors.

To date, the cost of the new business system and the allocation of employee resources have been the only costs incurred by the Company to address Year 2000 readiness. Based on the assessment activities completed to date, the Company does not believe that it will incur significant extra expense relating to Year 2000 issues.

YEAR 2000 RELATED RISKS

A worst case scenario relative to the Year 2000 issue would be the discovery of additional Year 2000 deficiencies in the Company's products that require significant extra time and expense to correct. In addition, sales could be materially impacted in 1999 if customers were to stop procurement of new equipment for their data centers and networks until after the start of the Year 2000. A critical Year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could have a material impact on the Company's business.

CONTINGENCY PLANS

The Company believes that it is addressing all known Year 2000 related risks. While the Company does not believe that it is practical to develop a remediation plan for the worst case Year 2000 risks noted above, it is attempting to mitigate further risk by continuing to test and assess its products, and the products and services of its key suppliers and vendors, for Year 2000 readiness. The Company continually works to identify suitable alternative sources of supply for key products and services in order to mitigate the risks relative to the Year 2000 and other business interruption issues. The Company will address any additional Year 2000 related risks as they become known.

NEW EUROPEAN CURRENCY

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and the euro, a new European currency, and adopted the euro as their common legal currency, (the "Euro Conversion"). Either the euro or a participating country's present currency will be accepted as legal tender from January 1, 1999 to January 1, 2002, from which date forward only the euro will be accepted. The Company has a significant number of customers located in European Union countries participating in the Euro Conversion. The Euro Conversion may have competitive implications for the Company's pricing and marketing strategies, which could be material in nature; however, any such impact is not known at this time. The new business system being used by the Company effective January 1999 is capable of handling the new euro currency. There is no assurance, however, that all problems related to the Euro Conversion will be foreseen and corrected, or that no material disruptions of the Company's business will occur.

MARKET RISK

The Company is exposed to certain market risks related to its outstanding long-term debt obligation of $1,000,000 at December 31, 1998. As discussed in note 7 to the consolidated financial statements, the interest rate on the Company's long-term debt obligation is 4.33 percent and the obligation matures in January 2000. The Company does not invest in any derivative financial instruments. The company is exposed to certain market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of its foreign subsidiaries, are denominated in foreign currency.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective in 2000, establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. At the present time, the Company does not anticipate that SFAS No. 133 will have a material impact on its financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report (which are summarized below) and in the Company's press releases and oral statements made by or with the approval of the Company's executive officers constitute or will constitute "forward-looking statements." All forward-looking statements involve risks and uncertainties, and actual results may differ materially from the Company's expectations. The following factors are among those that could cause the Company's actual results to differ materially from those set forth in any such forward-looking statements:

 .   The expectation that the Company will add new functionality to its UltraNet product line, particularly for open systems and Fibre Channel, that the Company will spend $500,000 to complete Process Dynamics and that a beta version of Process Dynamics will be available in the third quarter of 1999 may be impacted by unforeseen technological barriers, the loss of key personnel, unexpected expense or higher than expected levels of engineering resource and commitment.

 .   The expectation that the SAN applications provided by the Company's
Channelink and UltraNet products position it for growth in the SAN market, that the Company is well-positioned to take advantage of growth opportunities in the EAI market and that the acquisition of IntelliFrame in 1998 strengthens the Company's position in the large, rapidly growing EAI market may be impacted by the actual level and timing of market growth, completion of required engineering activities, unforeseen technological barriers, the loss of key personnel, new product development and the actions of existing and future competitors, including the introduction of new products and price reductions to gain or retain market share.

 . The belief that new products and services in both the SAN and EAI markets will increase demand for the Company's products in both domestic and international markets and that the Company can increase revenue in both of these markets by continuing to acquire and develop new products and services and by identifying new applications and markets for its technology may be impacted by the Company's ability to identify and complete the acquisition of beneficial new technologies, the success of current and future product development programs and the actions of existing and future competitors.

 . The expectation that the Company will invest approximately 15 percent of total revenue in engineering development in 1999 may be impacted by the need to enhance or modify products due to changing market requirements, the success of current and future product development programs, unexpected technological barriers or expense, the need to meet unanticipated product opportunities, the overall level of resource available for new investment and the amount of total revenue in 1999.

 . The ability of the Company to achieve its goal of generating a 15 percent operating margin and whether the Company has sufficient cash resources to fund its operating plans and capital requirements through at least 1999 may depend upon the Company's ability to generate revenue as presently expected, unexpected expenses or changes in market requirements, including the need for additional funds to react to changes in the marketplace.

 . The eventual cost to achieve Year 2000 compliance, including correction of any Year 2000 product deficiencies may be impacted by unforeseen technological barriers or unexpected Year 2000 deficiencies, including higher than expected commitments of management and engineering resources to achieve compliance, or unanticipated interruptions by third parties which are not Year 2000 compliant, particularly where an alternative vendor is not available.

 . The Year 2000 issue could materially impact sales in 1999 if customers were to stop procurement of new equipment for their data centers and networks until after the start of the year 2000.

Other factors that could cause the results of the Company to differ materially from those contained in any such forward-looking statements include general economic conditions, cost and availability of components and fluctuations in exchange rates. In addition, the markets for the Company's products are characterized by significant competition and the Company's results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products and the reduction of prices by such competitors to gain or retain market share. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events and unanticipated occurrences.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

years ended december 31                                           1998       1997      1996
REVENUE
Product sales                                                   $ 95,475   $68,787   $74,170
Service fees                                                      38,060    29,054    22,939
                                                                --------   -------   -------
    Total revenue                                                133,535    97,841    97,109
                                                                --------   -------   -------

COST OF REVENUE
Cost of product sales                                             30,935    22,472    25,843
Cost of service fees                                              23,893    19,219    17,269
                                                                --------   -------   -------
    Total cost of revenue                                         54,828    41,691    43,112
                                                                --------   -------   -------

GROSS PROFIT                                                      78,707    56,150    53,997
                                                                --------   -------   -------

OPERATING EXPENSES
Sales and marketing                                               43,492    33,717    32,192
Engineering and development                                       20,824    17,848    13,996
General and administrative                                         6,252     4,944     5,137
Write-down of purchased technology                                     -         -     2,720
Purchased in-process research and development                        927     2,750         -
Integration charges                                                    -     2,184         -
                                                                --------   -------   -------
    Total operating expenses                                      71,495    61,443    54,045
                                                                --------   -------   -------

INCOME (LOSS) FROM OPERATIONS                                      7,212    (5,293)      (48)
                                                                --------   -------   -------

OTHER INCOME (EXPENSE)
Interest income                                                      393     1,553     1,859
Interest expense                                                     (79)      (57)      (46)
Other, net                                                           113       (96)      259
                                                                --------   -------   -------
    Other income, net                                                427     1,400     2,072
                                                                --------   -------   -------

INCOME (LOSS) BEFORE INCOME TAXES                                  7,639    (3,893)    2,024
                                                                --------   -------   -------

PROVISION (BENEFIT) FOR INCOME TAXES                               2,910    (1,579)      66
                                                                --------   -------   -------
NET INCOME (LOSS)                                               $  4,729   $(2,314)  $ 1,30
                                                                ========   =======   =======
BASIC
Net income (loss) per share                                     $    .21   $  (.10)  $   .06
                                                                ========   =======   =======
Shares                                                            22,095    22,702    23,241
                                                                ========   =======   =======

DILUTED
Net income (loss) per share                                     $    .21   $  (.10)  $   .06
                                                                ========   =======   =======
Shares                                                            22,572    22,702    23,557
                                                                ========   =======   =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

as of december 31                                                                               1998                     1997
ASSETS

Current assets:
Cash and cash equivalents                                                                      $ 11,786                $ 4,790
Marketable securities                                                                               576                  6,034
Receivables, net                                                                                 30,225                 32,752
Inventories                                                                                      19,241                 12,322
Deferred tax asset                                                                                3,138                  2,284
Other current assets                                                                              1,274                  1,377
                                                                                               --------                -------
    Total current assets                                                                         66,240                 59,559

Property and equipment, net                                                                      16,360                 14,501
Field support spares, net                                                                         3,739                  3,589
Deferred tax asset                                                                                2,517                  3,823
Goodwill and other intangibles, net                                                               4,737                  3,530
Other assets                                                                                        434                    485
                                                                                               --------                -------
                                                                                               $ 94,027                $85,487
                                                                                               ========                =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                                               $  7,565                $ 7,656
Accrued liabilities                                                                              14,527                 12,135
Deferred revenue                                                                                  7,235                  9,207
Current installments of obligations under capital lease                                             326                    181
Current installments of long-term debt                                                            1,000                      -
                                                                                               --------                -------
    Total current liabilities                                                                    30,653                 29,179

Obligations under capital lease, less current installments                                        1,816                    701
Long-term debt, less current installments                                                         1,000                      -
                                                                                               --------                -------
    Total liabilities                                                                            33,469                 29,880
                                                                                               --------                -------

Shareholders' equity:
Preferred stock, authorized 1,000 shares; none issued and outstanding                                 -                      -
Common stock, $.01 par value; authorized 30,000 shares, issued and
 outstanding 22,254 at December 31, 1998 and 22,195 at December 31, 1997                            223                    222
Additional paid-in capital                                                                       54,921                 54,439
Unearned compensation                                                                              (355)                   (35)
Retained earnings                                                                                 6,141                  1,412
Accumulated other comprehensive income -- foreign  currency translation adjustment                 (372)                  (431)
                                                                                               --------                -------
    Total shareholders' equity                                                                   60,558                 55,607
                                                                                               --------                -------
                                                                                               $ 94,027                $85,487
                                                                                               ========                =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in thousands, except per share data)

                                                                                                               ACCUMULATED
                                                    COMMON STOCK        ADDITIONAL                                OTHER
                                                  ------------------     PAID-IN       UNEARNED     RETAINED  COMPREHENSIVE
                                                  SHARES      AMOUNT     CAPITAL     COMPENSATION   EARNINGS      INCOME    TOTAL
                                                  ------      ------    ----------   ------------   --------  ------------- ------
BALANCE, DECEMBER 31, 1995                        22,929        $230     $58,151        $  --        $2,366       $(240)   $60,507
                                                  ------        ----     -------        -----        ------       -----    -------
Shares issued pursuant to the employee stock
    purchase plan and exercise of stock options
    and warrants, net of 22 shares redeemed          479           4       1,929           --            --          --      1,933
Tax benefits from employee stock transactions         --          --         292           --            --          --        292
Comprehensive income:
  Net income                                          --          --          --           --         1,360          --      1,360
  Translation adjustment, net of tax effect of $0     --          --          --           --            --          69         69
                                                                                                                           -------
Total comprehensive income                            --          --          --           --            --          --      1,429
                                                  ------        ----     -------        -----        ------       -----    -------
BALANCE, DECEMBER 31, 1996                        23,408        $234     $60,372        $  --        $3,726       $(171)   $64,161
                                                  ------        ----     -------        -----        ------       -----    -------
Shares issued pursuant to the employee stock
    purchase plan, restricted stock plan and
    exercise of stock options                        192           2         741          (42)           --          --        701
Repurchase of common stock                        (1,405)        (14)     (6,674)          --            --          --     (6,688)
Compensation expense                                  --          --          --            7            --          --          7
Comprehensive loss:
  Net loss                                            --          --          --           --        (2,314)         --     (2,314)
  Translation adjustment, net of tax effect of $0     --          --          --           --            --        (260)      (260)
                                                                                                                           -------
Total comprehensive loss                              --          --          --           --            --          --     (2,574)
                                                  ------        ----     -------        -----        ------       -----    -------
BALANCE, DECEMBER 31, 1997                        22,195        $222     $54,439        $ (35)       $1,412       $(431)   $55,607
                                                  ------        ----     -------        -----        ------       -----    -------
Shares issued pursuant to the employee stock
    purchase plan, restricted stock plan and
    exercise of stock options                        454           5       2,041         (401)           --          --      1,645
Tax benefits from employee stock transactions         --          --         195           --            --          --        195
Repurchase of common stock                          (395)         (4)     (1,754)          --            --          --     (1,758)
Compensation expense                                  --          --          --           81            --          --         81
Comprehensive income:
  Net income                                          --          --          --           --         4,729          --      4,729
  Translation adjustment, net of tax effect of $0     --          --          --           --            --          59         59
                                                                                                                           -------
Total comprehensive income                            --          --          --           --            --          --      4,788
                                                  ------        ----     -------        -----        ------       -----    -------
BALANCE, DECEMBER 31, 1998                        22,254        $223     $54,921        $(355)       $6,141       $(372)   $60,558
                                                  ======        ====     =======        =====        ======       =====    =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

years ended December 31                                           1998       1997       1996
OPERATING ACTIVITIES

Net income (loss)                                               $  4,729   $ (2,314)  $  1,360
Depreciation and amortization                                      8,856      7,384      7,960
Tax benefits from employee stock transactions                        195          -        292
Compensation expense                                                  81          7          -
Write-down of purchased technology                                     -          -      2,720
Purchase of in-process research and development                      927      2,750          -
Change in deferred taxes                                              82     (2,630)    (2,303)
CHANGES IN OPERATING ASSETS AND LIABILITIES
Receivables                                                        2,585     (8,337)       356
Inventories                                                       (6,919)    (1,493)        83
Other current assets                                                 115       (468)       655
Accounts payable                                                    (137)     3,008      1,255
Accrued liabilities                                                2,381      1,871      1,653
Deferred revenue                                                  (1,972)     2,025     (1,932)
                                                                --------   --------   --------
    Cash provided by operating activities                         10,923      1,803     12,099
                                                                --------   --------   --------

INVESTING ACTIVITIES
Additions to property and equipment                               (6,424)    (7,565)    (4,922)
Additions to field support spares                                 (2,358)    (1,797)    (2,220)
Additions to purchased technology                                   (538)    (1,550)         -
Acquisition of business, net of cash provided                        169    (11,412)         -
Proceeds from sale of Vision product line                              -      2,000          -
Purchase of marketable securities                                (18,054)   (12,190)   (50,671)
Redemption of marketable securities                               23,512     36,374     42,902
Other                                                                 51        434       (303)
                                                                --------   --------   --------
    Cash provided by (used in) investing activities               (3,642)     4,294    (15,214)
                                                                --------   --------   --------

FINANCING ACTIVITIES
Payments for repurchases of common stock                          (1,758)    (6,688)         -
Proceeds from issuance of common stock                             1,645        701      1,933
Repayments of obligations under capital leases                      (181)      (107)         -
                                                                --------   --------   --------
    Cash provided by (used in) financing activities                 (294)    (6,094)     1,933
                                                                --------   --------   --------

Effects of exchange rate changes                                       9        (60)        69
                                                                --------   --------   --------

Net increase (decrease) in cash and cash equivalents               6,996        (57)    (1,113)
Cash and cash equivalents -- beginning of year                     4,790      4,847      5,960
                                                                --------   --------   --------
Cash and cash equivalents -- end of year                        $ 11,786   $  4,790   $  4,847
                                                                ========   ========   ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998, 1997, and 1996 (tabular amounts in thousands, except per share data)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Computer Network Technology Corporation is a leading world wide provider of high-performance Storage Area Networking (SAN) solutions, Enterprise Application Integration (EAI) tools, and world-class services.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

REVENUE RECOGNITION

Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with original equipment manufacturers (OEM) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

CASH EQUIVALENTS

The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reflected as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in earnings.

INVENTORIES

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT

Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over two to eight years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred.

FIELD SUPPORT SPARES

Field support spares are carried at cost and depreciated using the straight-line method over three years.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to 20 years. Purchased technology and other identifiable intangible assets are carried at cost and amortized using the units of production or straight-line methods over periods ranging from three to seven years.

The Company assesses the potential impairment of its goodwill and other intangible assets based on anticipated cash flows from operations. No impairment charges were recorded in 1998 or 1997. The Company recorded an impairment charge in 1996 of $2,720,000 because it determined that certain purchased technology assets were impaired due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

ALLOWANCE FOR RETURNS AND CREDIT LOSSES

An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1998 and 1997 was $1,225,000 and $2,979,000, respectively.

ENGINEERING AND DEVELOPMENT

The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No. 86). The Company has expensed all engineering and development costs to date, as costs which meet the capitalization criteria outlined in SFAS No. 86 have not been significant.

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

Foreign currency transaction gains and losses are included in determining net income (loss). The Company recorded a foreign currency transaction gain in 1998 of $110,000. The Company recorded foreign currency transaction losses in 1997 and 1996 of $45,000 and $99,000, respectively.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

STOCK COMPENSATION PLANS

The Company accounts for its stock-based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

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

NET INCOME (LOSS) PER SHARE

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

COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) which established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of the Company's net income (loss) and foreign currency translation adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income. SFAS No.130 only requires additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

SEGMENT INFORMATION

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) which requires a new basis for determining reportable business segments based on the management approach. SFAS No. 131 only requires additional disclosures in the consolidated financial statements, it does not affect the Company's financial position or results of operations. Disclosures required under SFAS No. 131 have been provided for all periods presented.

2.   COMPONENTS OF SELECTED BALANCE SHEET ACCOUNTS

December 31                                                1998            1997
INVENTORIES
Components and subassemblies                            $ 9,490         $ 6,572
Work in process                                           4,095           1,657
Finished goods                                            5,656           4,093
                                                        -------         -------
                                                        $19,241         $12,322
                                                        =======         =======

PROPERTY AND EQUIPMENT

Machinery and equipment                                       $22,944         $17,882
Office and data processing equipment                           16,610          14,221
Furniture and fixtures                                          1,698           1,432
Leasehold improvements                                          2,293           2,096
                                                              -------         -------
                                                               43,545          35,631

Less accumulated depreciation and amortization                 27,185          21,130
                                                              -------         -------
                                                              $16,360         $14,501
                                                              =======         =======
FIELD SUPPORT SPARES
Field support spares                                          $14,343         $11,985
Less accumulated depreciation                                  10,604           8,396
                                                              -------         -------
                                                              $ 3,739         $ 3,589
                                                              =======         =======
GOODWILL AND OTHER INTANGIBLES
Purchased technology                                          $ 3,478         $ 2,250
Goodwill                                                        1,515           1,085
Identifiable intangibles                                          867             600
                                                              -------         -------
                                                                5,860           3,935
Less accumulated amortization                                   1,123             405
                                                              -------         -------
                                                              $ 4,737         $ 3,530
                                                              =======         =======
ACCRUED LIABILITIES
Compensation                                                  $ 7,687         $ 5,955
Income taxes                                                    3,725           1,950
Integration                                                       430           1,769
Other                                                           2,685           2,461
                                                              -------         -------
                                                              $14,527         $12,135
                                                              =======         =======

3.   MARKETABLE SECURITIES

At December 31, 1998, the Company's marketable securities consist of a mutual fund investment that seeks to provide a return corresponding to the Standard & Poors 500 stock price index. The Company intends to use any gain or loss from this investment to directly offset the investment gain or loss owed to participants under the Company's executive deferred compensation plan. At December 31, 1998, the fair value of the investment was $576,000. The investment has been classified as a trading security in accordance with SFAS No. 115. At December 31, 1997, the Company's marketable securities consisted of investments in corporate debt and U.S. government and agency securities of $5,034,000 and $1,000,000, respectively.

The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1998 and 1997 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three-year period ended December 31, 1998. Proceeds from the sale of marketable securities during 1998, 1997, and 1996 were $8,093,000, $26,252,000 and $23,042,000 respectively.

4.   ACQUISITIONS

INTELLIFRAME

Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame Corporation (IntelliFrame), a start-up software and services company which develops technology for legacy systems integration with client/server and Internet technologies. The purchase price of $2,000,000 will be paid in two installments of $1,000,000 each in January 1999 and 2000. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of IntelliFrame since December 3, 1998. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

Net tangible assets                      $  148
Identifiable intangibles and goodwill     1,295
In-process research and development         927
Deferred tax liability                     (370)
                                         ------
Installments payable                     $2,000
                                         ======

The Company has allocated $927,000 of the IntelliFrame purchase price to acquired in-process research and development to reflect the value of Process Dynamics which was approximately 75 percent complete at the time of the acquisition. Process Dynamics is a new technology that manages business logic and process workflow for improved development and deployment of large e-business and customer relationship management applications. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by Process Dynamics during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of Process Dynamics was estimated to be approximately $500,000. The Company presently anticipates that a beta version of Process Dynamics will be available in the third quarter of 1999.

Certain IntelliFrame employees will be eligible for bonus payments of up to $12,000,000 in the aggregate through December 31, 2001 if future revenues from the Company's re-engineering products exceed defined targets. The potential bonus payments increase to a maximum of $16,000,000 if the Company were to sell any of its principal re-engineering products during 1999.

ISD

Effective October 24, 1997, the Company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of the Internet Solutions Division of Apertus Technologies, Inc. (ISD), a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429,000 including a cash payment of $11,412,000 and assumption of $5,017,000 of liabilities and related acquisition costs. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of ISD since October
24, 1997. The purchase price was allocated the fair value of the assets and liabilities acquired as follows:

Current assets                           $10,488
Property and equipment                     1,000
Other assets                                 672
Identifiable intangibles and goodwill      1,519
In-process research and development        2,750
Current liabilities                       (5,017)
                                         -------
Cash paid                                $11,412
                                         =======

The Company allocated $2,750,000 of the ISD purchase price to acquired in-process research and development to reflect the value of Enterprise/Connect which was approximately 80 percent complete at the time of the acquisition. Enterprise/Connect is a family of products bundled together to provide a solution for access from a dispersed TCP/IP network to legacy-based systems. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by Enterprise/Connect during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of Enterprise/Connect was estimated to be $800,000. The Company completed development of Enterprise/Connect in 1998.

PRO FORMA RESULTS

The following table presents the consolidated results of operations of the Company for 1998 and 1997 on an unaudited pro forma basis as if the acquisitions of IntelliFrame and ISD took place at the beginning of each year:

                               unaudited pro forma
                                 1998       1997
Total revenue                   $133,575  $117,163
Net income (loss)               $  4,284  $(11,052)
Net income (loss) per share     $    .19  $   (.49)

The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have been recorded had the acquisitions occurred at the beginning of the periods presented or the results which might occur in the future.

5.    INTEGRATION ACTIVITIES

Subsequent to the acquisition of ISD in 1997, the Company decided to consolidate certain operations and recorded a charge of $2,184,000 for costs incurred to integrate existing businesses, including accruals for severance, facility closures and infrastructure integration. At December 31, 1998, the remaining accrual of $430,000 represents the present value of the difference between the remaining non-cancelable lease obligation and anticipated rental income resulting from the proposed sublet of a leased facility assumed in the ISD acquisition.

In December 1997, the Company sold the assets and technologies relating to the Vision line of products acquired from ISD for $2,000,000 in cash, plus additional payments ranging from $1,500,000 to $2,000,000 through March 2001, depending upon the Vision product line achieving a defined future revenue target. The sale did not result in recognition of any gain or loss by the company. Any additional payments received from the sale of the Vision product line will be recognized as other income.

6.    LEASES

The Company leases all office and manufacturing space and certain equipment under non-cancelable capital and operating leases. Building leases have terms ranging from one to 16 years. At December 31, 1998 and 1997, leased capital assets included in property and equipment were as follows:

As of December 31                         1998       1997
                                        ------      -----
Office and data processing equipment    $2,430      $ 989
Less accumulated amortization              481        167
                                        ------      -----
                                        $1,949      $ 822
                                        ======      =====

Future minimum operating lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

                                                                         Minimum Lease Commitments
Year ending December 31                                                    Capital     Operating
                                                                           -------     ---------
1999                                                                        $  463       $ 3,478
2000                                                                           632         3,784
2001                                                                           632         3,046
2002                                                                           499         2,362
2003                                                                           372         2,287
Thereafter                                                                       -        15,547
                                                                           -------     ---------
Total minimum lease payments                                                 2,598        30,504
Less minimum sublease income                                                     -         1,115
                                                                           -------     ---------
Net minimum lease payments                                                   2,598       $29,389
Less amounts representing interest at rates ranging from 5.69% to 9.77%        456     =========
                                                                           -------
Present value of minimum capital lease payments                              2,142
Less current installments                                                      326
                                                                            ------
Obligations under capital lease, less current installments                  $1,816
                                                                            ======

Rent expense under non-cancelable operating leases, exclusive of executory costs, for 1998, 1997, and 1996, was $3,122,000, $2,765,000 and $2,202,000,
respectively.

7.    LONG-TERM DEBT

Effective December 3, 1998, The Company acquired all of the outstanding stock of Intelliframe Corporation for $2,000,000. The first $1,000,000 installment was paid on January 4, 1999. The second $1,000,000 installment, plus interest at the rate of 4.33 percent, is due and payable on January 3, 2000.

8.    SHAREHOLDERS' EQUITY

COMMON STOCK REPURCHASE

On March 10, 1997, the Company's board of directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. As of December 31, 1998, the Company had repurchased 1,799,900 shares of its common stock for $8,446,000, pursuant to this authorization.

RIGHTS PLAN

On July 24, 1998, the Company's board of directors adopted a shareholder rights plan pursuant to which rights were distributed as a dividend at the rate of one preferred share purchase right for each outstanding share of common stock of the Company. The rights will expire on July 23, 2008 unless extended, earlier redeemed or exchanged by the Company.

STOCK OPTIONS

The Company's 1992 Stock Award Plan (the Award Plan) provides for the grant of stock options, restricted stock and stock-based awards to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. A maximum of 6,200,000 shares of common stock are issuable under the terms of the Award Plan, of which no more than 500,000 shares may be issued as restricted stock or other stock-based awards.

All stock options granted under the Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually-defined periods, and expire ten years from the date of grant. As of December 31, 1998, no restricted stock or stock-based awards had been granted under the Award Plan. A summary of the status of the Company's outstanding stock options and related changes for each of the years in the three-year period ended December 31, 1998, is presented below:

                                                          1998                   1997                  1996
                                                   --------------------     -------------------     -----------------
                                                             Weighted-               Weighted-             Weighted-
                                                              Average                 Average               Average
OPTIONS                                                       Exercise                Exercise              Exercise
                                                    Shares     Price      Shares      Price      Shares     Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
 of year                                             4,321     $5.42       3,368      $ 6.19      2,778      $6.28
Granted                                              1,269      6.08       1,689        4.85      1,483       5.36
Reissued                                                 -         -         310        4.94          -          -
Exercised                                             (219)     4.66         (20)       3.80       (444)      3.38
Canceled                                              (399)     5.33      (1,026)       6.91       (449)      7.10
                                                    ------    ------      ------      ------     ------     ------
Outstanding at end of year                           4,972     $5.63       4,321      $ 5.42      3,368      $6.19
                                                    ======    ======      ======      ======     ======     ======
Exercisable at end of year                           2,388     $5.71       1,707      $ 5.90      1,368      $6.23
                                                    ======    ======      ======      ======     ======     ======
Weighted-average fair value of options granted
(Black-Scholes Method)                                         $4.48                  $ 2.77                 $3.48

The following table summarizes information about stock options outstanding at December 31, 1998:

                                                   Options Outstanding                              Options Exercisable
                                       ------------------------------------------------        -----------------------------
                                                    Weighted-Average
                                            Number         Remaining   Weighted-Average             Number  Weighted-Average
RANGE OF EXERCISE PRICES               Outstanding  Contractual Life     Exercise Price        Exercisable    Exercise Price
----------------------------------------------------------------------------------------------------------------------------
 $ 3.50 - $ 4.99                            2,245               8.3            $  4.60                858          $ 4.55
 $ 5.00 - $ 7.99                            2,310               6.8            $  5.89              1,395          $ 6.02
 $ 8.00 - $13.88                              417               8.4            $  9.76                135          $ 9.85
                                            -----                                                   -----
                                            4,972                                                   2,388
                                            =====                                                   =====

RESTRICTED STOCK PLAN

The 1997 Restricted Stock Plan (the Restricted Stock Plan) provides for the issuance of up to 100,000 shares of common stock to eligible employees. Shares issued under the Restricted Stock Plan are recorded at fair market value on the date of grant and generally vest over a four-year period. Vesting for some grants may be accelerated if certain performance criteria are achieved. Compensation expense is recognized over the applicable vesting period. During 1998 and 1997, the Company issued 81,600 and 8,000 restricted shares under the Restricted Stock Plan, respectively, and recognized related compensation expense in 1998 and 1997 of $81,000 and $7,000, respectively. At December 31, 1998, there were 10,400 restricted shares available for grant under the terms of the Restricted Stock Plan.

EMPLOYEE STOCK PURCHASE PLAN

The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 800,000 shares of the Company's common stock at a price per share equal to 85 percent of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $2,500 in aggregate fair market value of common stock (as defined) during any six month purchase period. Common shares sold to employees under the Purchase Plan in 1998, 1997 and 1996 were 153,163, 163,637 and 57,456, respectively.

The fair value of each purchase right granted in 1998, 1997, and 1996 was $1.57, $1.66, and $2.06, respectively.

FAIR VALUE ASSUMPTIONS

In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                   1998    1997    1996
                                  ------  ------  ------
Risk free interest rate            5.26%   6.42%   6.58%
Expected life -- years             8.41    8.14    8.14
Expected volatility               67.50%  39.30%  39.30%

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


                                   1998     1997     1996
NET INCOME (LOSS)
  As reported                      $4,729  $(2,314)  $1,360
  Pro forma                        $2,580  $(3,826)  $ (704)

NET INCOME (LOSS) PER SHARE
  As reported:
     Basic                         $  .21  $  (.10)  $  .06
     Diluted                       $  .21  $  (.10)  $  .06
  Pro forma:
     Basic                         $  .12  $  (.17)  $ (.03)
     Diluted                       $  .11  $  (.17)  $ (.03)

The pro forma disclosures presented above do not reflect the full impact of stock-based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 is not considered.

9.    NET INCOME (LOSS) PER SHARE

The components of net income (loss) per basic and diluted share are as follows:


                                                                                 Weighted
                                                              Net Income      Average Shares   Per Share
1998                                                            (loss)          Outstanding     Amount
                                                              ----------      --------------   ---------
Basic                                                            $ 4,729           22,095        $ .21
Dilutive effect of employee stock purchase awards
  and options                                                          -              477            -
                                                              ----------         --------      -------
Diluted                                                          $ 4,729           22,572        $ .21
                                                              ==========         ========      =======
1997
Basic                                                            $(2,314)          22,702        $(.10)
Dilutive effect of employee stock purchase awards and
  options                                                              -                -            -
                                                              ----------         --------      -------
Diluted                                                          $(2,314)          22,702        $(.10)
                                                              ==========         ========      =======
1996
Basic                                                            $ 1,360           23,241        $ .06
Dilutive effect of employee stock purchase awards and
  options                                                              -              316            -
                                                              ----------         --------      --------
Diluted                                                          $ 1,360           23,557        $ .06
                                                              ==========         ========      =======

10.   INCOME TAXES

The components of income (loss) before income taxes and income tax expense (benefit) for each of the years in the three-year period ended December 31, 1998 consists of the following:

                                                   1998      1997      1996
INCOME (LOSS) BEFORE INCOME TAXES
U.S.                                              $5,548   $(3,517)  $ 2,396
Foreign                                            2,091      (376)     (372)
                                                  ------   -------   -------
    Total                                         $7,639   $(3,893)  $ 2,024
                                                  ======   =======   =======
INCOME TAX PROVISION
Current:
U.S.                                              $2,041   $  (592)  $ 1,753
Foreign                                              681       119        75
State                                                511      (170)      376
                                                  ------   -------   -------
    Total current                                  3,233      (643)    2,204
                                                  ------   -------   -------
Deferred:
U.S.                                                (289)     (741)   (1,285)
State                                                (34)     (195)     (255)
                                                  ------   -------   -------
    Total deferred                                  (323)     (936)   (1,540)
                                                  ------   -------   -------
Total income tax expense (benefit)                $2,910   $(1,579)  $   664
                                                  ======   =======   =======

The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three-year period ended December 31, 1998 is as follows:

                                                         1998    1997     1996
Statutory tax rate                                       34.0%   (34.0)%  34.0%

Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit                   4.2     (6.2)    4.0
Foreign sales corporation                                (6.5)    (6.7)  (13.7)
Reduction in foreign net operating loss carryforwards       -        -    38.6
In-process research and development                       4.1        -       -
Change in valuation allowance                               -      5.5   (31.3)
Other                                                     2.3       .8     1.2
                                                         ----    -----    ----
    Total                                                38.1%   (40.6)%  32.8%
                                                         ====    =====    ====


The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 were as follows:


December 31                                            1998      1997
DEFERRED TAX ASSETS
Inventory                                              $1,261    $1,483
Purchased in-process research and development           1,163     1,128
Accrued compensation                                    1,009       480
Property and equipment                                    888       878
Reserves for bad debts and sales returns                  838       686
Foreign net operating loss carryforwards                  410       410
Federal and state tax credits                             373       501
Integration activities                                    176       493
Other                                                     533       458
                                                       ------    ------
Total gross deferred tax assets                         6,651     6,517
Valuation allowance                                      (410)     (410)
                                                       ------    ------
    Net deferred tax assets                             6,241     6,107
                                                       ------    ------
DEFERRED TAX LIABILITIES
Purchased technology                                     (364)        -
Other                                                    (222)        -
                                                       ------    ------
Total gross deferred tax liabilities                     (586)        -
                                                       ------    ------
    Net deferred tax assets                            $5,655    $6,107
                                                       ======    ======

At December 31, 1998 and 1997, the Company's valuation allowance was $410,000 due to the nonrecognition of the tax benefit associated with the loss from foreign operations. The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that its other net deferred tax assets will be realized in future periods. The

Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.


11.   SUCCESS SHARING BONUS PLAN

The Company's Success Sharing Bonus Plan (the Plan) provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit.

The success sharing bonus expense for 1998, 1997, and 1996 was $1,673,000, $43,000, and $582,000, respectively.

12.   401(K) AND DEFERRED COMPENSATION PLANS

The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 50 percent of a participant's annual plan contributions up to an annual maximum per participant of $1,000 which vests over a four-year period.

The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20 percent of a participant's annual plan contributions up to an annual maximum per participant of $10,000. Matching contributions vest over a four-year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

The Company's expense under the 401(k) and deferred compensation plans for 1998 and 1997 was $570,000 and $380,000, respectively. The Company incurred no expense under these plans prior to 1997.

13.   SEGMENT INFORMATION

The Company has two reportable segments consisting of its Network Solutions and Enterprise Integration Solutions Divisions. The Network Solutions Division provides products and services that offer high-speed open systems connectivity, access to legacy data and guaranteed data integrity for applications such as remote storage, disk mirroring and disaster recovery. The Enterprise Integration Solutions Division provides products and services that integrate legacy systems with client/server and Internet technologies, including e-business and customer relationship management applications. The Company's two reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and market strategies.

The accounting policies for the two reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profit or loss before special charges and income taxes.

                                        1998       1997      1996
REVENUE
Network Solutions                     $103,022   $80,195    $82,079
Enterprise Integration Solutions        30,513    17,646     15,030
                                      --------   -------    -------
    Total                             $133,535   $97,841    $97,109
                                      ========   =======    =======
OPERATING PROFIT
Network Solutions                     $  7,857   $   458    $ 5,849
Enterprise Integration Solutions           282      (817)    (3,177)
Special charges                           (927)   (4,934)    (2,720)
                                      --------   -------    -------
    Total                             $  7,212   $(5,293)   $   (48)
                                      ========   =======    =======
DEPRECIATION AND AMORTIZATION
Network Solutions                     $  7,251   $ 6,200    $ 6,528
Enterprise Integration Solutions         1,605     1,184      1,432
                                      --------   -------    -------
    Total                             $  8,856   $ 7,384    $ 7,960
                                      ========   =======    =======
EXPENDITURES FOR LONG-LIVED ASSETS
Network Solutions                     $  8,689   $ 9,893    $ 6,259
Enterprise Integration Solutions           631     1,019        883
                                      --------   -------    -------
    Total                             $  9,320   $10,912    $ 7,142
                                      ========   =======    =======

                                          1998      1997       1996
SEGMENT REPORTING (continued)

ASSETS
Network Solutions                     $ 64,336   $60,980    $45,709
Enterprise Integration Solutions        17,329    13,683      1,605
Corporate                               12,362    10,824     35,065
                                      --------   -------    -------
    Total                             $ 94,027   $85,487    $82,379
                                      ========   =======    =======
REVENUE
United States                         $ 88,365   $69,015    $68,110
United Kingdom                          15,805     7,090      6,127
France                                   5,479     1,849      3,530
Other                                   23,886    19,887     19,342
                                      --------   -------    -------
    Total                             $133,535   $97,841    $97,109
                                      ========   =======    =======
LONG-LIVED ASSETS
United States                         $ 23,208   $20,508    $13,167
United Kingdom                           1,058       835        874
Other                                      570       277        225
                                      --------   -------    -------
    Total                             $ 24,836   $21,620    $14,266
                                      ========   =======    =======

No single customer accounted for more than ten percent of the Company's total revenue in 1998 or 1997. During 1996, sales to one customer accounted for 18 percent of the Company's total revenue.

14. NONCASH FINANCING AND INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for interest expense in 1998, 1997, and 1996 were $79,000, $57,000 and $46,000, respectively.
Cash payments for income taxes, net of refunds received, in 1998 and 1997 were $331,000 and $986,000, respectively. Tax refunds received, net of payments, in 1996 were $304,000.
During 1998 and 1997, the Company entered into capital lease obligations for equipment valued at $1,441,000 and $989,000, respectively.

15.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount for Cash and Cash Equivalents, Marketable Securities and Long-Term Debt approximates fair value because of the short maturity of those instruments.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders
Computer Network Technology Corporation:

We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

(Signature KPMG Peat Marwick LLP)
Minneapolis, Minnesota
January 26, 1999

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

(Signature of Gregory T. Barnum)         (Signature of Thomas G. Hudson)

Gregory T. Barnum                         Thomas G. Hudson
Vice President of Finance, Chief          President and Chief Executive Officer
Financial Officer and Secretary

QUARTERLY FINANCIAL DATA
(in thousands, except per share data)
Year ended December 31                         First Quarter   Second Quarter  Third Quarter    Fourth Quarter*
1998
----
Revenue                                        $31,166         $33,466         $33,010          $35,893
Gross profit                                    18,634          19,517          18,884           21,672
Income from operations                             522           1,259           2,610            2,821
Net income                                         369             870           1,799            1,691
Net income per share:
    Basic                                          .02             .04             .08              .08
    Diluted                                        .02             .04             .08              .07

1997
----
Revenue                                        $21,747         $20,696         $23,810          $31,588
Gross profit                                    12,667          11,736          13,725           18,022
Income (loss) from operations                      171          (1,769)            206           (3,901)
Net income (loss)                                  377            (858)            373           (2,206)
Net income (loss) per share:
    Basic                                          .02            (.04)            .02             (.10)
    Diluted                                        .02            (.04)            .02             (.10)

* Includes a special charge in 1998 of $927,000 or $.04 per share after tax, associated with the acquisition of IntelliFrame Corporation in December 1998; includes special charges in 1997 of $4.9 million, or $.13 per share after tax, associated with the acquisition of the Internet Solutions Division from Apertus Technologies, Inc. in October 1997, and subsequent integration charges.

INVESTOR INFORMATION

PRINCIPAL OUTSIDE COUNSEL
Leonard, Street and Deinard Professional Association
Minneapolis, Minnesota

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

Investor Relations
Computer Network Technology Corporation
605 North Highway 169
Minneapolis, Minnesota 55441

INVESTOR INQUIRIES

Shareholders, securities analysts, portfolio managers and others in the investment community seeking information about CNT should contact Investor Relations at (612) 797-6111 or by e-mail at investor relations@cnt.com.

ANNUAL MEETING

Shareholders, employees, and friends are invited to attend CNT's annual meeting on Thursday, May 13, 1999, at 10:00 a.m. at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota.

PRICE RANGE OF THE COMPANY'S COMMON STOCK

The following table sets forth the range of high, low and closing sales prices and volume for the Company's common stock (Nasdaq: CMNT), as reported on the Nasdaq Stock Market.

                                                                VOLUME
                                  HIGH    LOW    CLOSING   (IN THOUSANDS)
                                 ------  -----   -------   --------------
1998
First Quarter                    $ 5.00  $3.69   $ 4.66         6,685
Second Quarter                     5.88   3.88     4.63         9,067
Third Quarter                      6.50   3.50     5.56        10,100
Fourth Quarter                    14.25   3.75    12.50        29,177

1997
First Quarter                    $ 7.00  $4.88   $ 5.38         7,180
Second Quarter                     5.75   3.88     4.50         7,543
Third Quarter                      6.13   3.38     5.50        11,383
Fourth Quarter                     5.63   3.38     3.50         7,682

As of March 15, 1999, there were 1,000 shareholders of record. The Company estimates that an additional 6,100 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDENDS

The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

BOARD OF DIRECTORS

John A. Rollwagen, Chairman of the Board
 . Audit Committee
 . Compensation Committee

Thomas G. Hudson

Patrick W. Gross

Erwin A. Kelen
 . Audit Committee
 . Compensation Committee

Lawrence Perlman
 . Audit Committee
 . Compensation Committee

OFFICERS

Thomas G. Hudson
President and Chief Executive Officer

Gregory T. Barnum
Vice President of Finance,
Chief Financial Officer and Secretary

Jeffrey A. Bertelsen
Corporate Controller and Treasurer

Robert R. Beyer
Vice President of World Wide Quality and Customer Services

Richard E. Carlson
Vice President of Manufacturing

William C. Collette
Vice President of Engineering and Chief Technology Officer

Peter Dixon
Vice President of World Wide Business Development

Nick V. Ganio
Vice President of World Wide Sales

Martin G. Hahn
Vice President and General Manager
Enterprise Integration Solutions Division

Mark R. Knittel
Vice President of Marketing

Julie C. Quintal
Vice President of Quality and Business Services

Kristine E. Ochu
Vice President of Human Resources

GLOSSARY

CAMPUS: Buildings or computer sites within a limited geographic area, generally under 500 yards.

CHANNEL: An input/output interface through which mainframe computers and servers transmit and receive information.

CHANNEL EXTENSION: Connection of mainframes to other mainframes, storage devices, or peripheral devices over local area or wide area networks.

CRM/ERM (Customer Relationship Management/ Enterprise Relationship Management):
A broad term for the practices and technologies that put customers at the heart of business. The focus is on improving the entire customer-supplier interaction through seamless integration of processes and systems. The technology consists of a set of applications or software that integrates sales, marketing and customer service.

DATA COMPRESSION: The process of condensing the data in order to save storage space and shorten transfer time; the original data is decompressed when read back into memory.

DATA MIGRATION: Transfer of large volumes of data from one storage device to another.

DISASTER RECOVERY: A set of rules and procedures that allow a computer site to be put back in operation after a disaster has occurred. The concept of moving back-ups off-site constitutes the minimum basic precaution for disaster recovery. The remote copy is used to recover data when the local storage is inaccessible after a disaster.

DISK MIRRORING: Also known as data mirroring. A data redundancy technique in which data is recorded identically on multiple separate disk drives at the same time. When the primary disk is off line, the alternate takes over, providing continuous access to data.

EAI (Enterprise Application Integration): A set of technologies that enable multiple independent and/or distributed applications to be integrated into one enterprise system. EAI software automates this integration by interfacing with multiple applications, translating data structures, intelligently routing messages, and creating vital business processes.

FIBRE CHANNEL: Gigabit-per-second data transfer interface technology that can merge high-speed input/output and networking functionality in a single connectivity technology.

GATEWAY: A device connecting two or more networks that may use different protocols and media. Gateways translate between the different networks and can connect locally or over wide area networks.

LAN (Local Area Network): A data network that enables communications between multiple users (PCs, printers, etc.) in a limited geographic area, generally less than a mile.

LEGACY APPLICATION: An application that has been around for some time; it often refers to a mainframe, AS/400, or open system application.

MIDDLEWARE: Software that functions as a conversion or translation layer between distributed and/or disparate applications. It allows newer business applications to access valuable legacy applications, often via a user-friendly interface.

MULTIPLEXER: A networking device that condenses multiple communication streams into one stream.

PROTOCOL: A set of rules for communicating between computers. The use of standard protocols allows products from different vendors to communicate on a common network.

SAN (Storage Area Network): A high-speed network of storage devices that permits data movement and management.

WAN (Wide Area Network): A network which enables communications between multiple users (PCs, printers, etc.) across a large geographic area, generally outside of a home or office building. WANs typically involve connections with telephone companies or Internet service providers, making transmission more complex.

For more computer industry definitions, visit these web sites:
http://www.techweb.com/encyclopedia/http://www.pcwebopaedia.com/

(CNT LOGO)
COMPANY LOCATIONS

Computer Network Technology
(Headquarters)
605 North Highway 169
Suite 800
Minneapolis, Minnesota 55441 USA
Tel: 612-797-6000
Fax: 612-797-6800

Computer Network Technology
(Manufacturing and Development)
6500 Wedgwood Road
Maple Grove, Minnesota 55311 USA
Tel: 612-550-8000
Fax: 612-550-8800

Computer Network Technology
(Development)
1700 West Park Drive
Westborough, Massachusetts 01581 USA
Tel: 508-870-3500
Fax: 508-870-3550

INTERNATIONAL OFFICES
CNT Pty. Ltd.
Australia
Tel: +61-2-9540-5486
Fax: +61-2-9540-5487

CNT France S.A.
France
Tel: +33-1-4130-1212
Fax: +33-1-4130-1213

CNTware GmbH
Germany
Tel: +49-6074-82770
Fax: +49-6074-827725

CNT China Limited
Hong Kong
Tel: +85-2-2824-2660
Fax: +85-2-2824-9090

CNT Japan K.K.
Japan
Tel: +813-5403-4858
Fax: +813-5403-4646

CNT International Ltd.
(Enterprise Integration Solutions)
United Kingdom
Tel: +44-181-232-2600
Fax: +44-181-232-2601

CNT International Ltd.
(Networking Solutions)
United Kingdom
Tel: +44-1753-792400
Fax: +44-1753-792499

For further information, visit our web site at at http://www.cnt.com. Copyright (C)1999 Computer Network Technology Corporation (CNT).

CNT, Channelink, UltraNet and Brixton are registered trademarks, and the CNT logo and FileSpeed are trademarks of Computer Network Technology Corporation. All other trademarks identified herein are the property of their respective owners. CNT is an equal opportunity employer. CNT is ISO 9002 certified.

Printed in the U.S.A.